Execution Version
SECURITIES PURCHASE AGREEMENT
by and among
BTE USA Intermediate, Inc.,
as Seller,
Baytex Energy USA, Inc.,
as the Subject Company,
and
Eagle Ford BuyerCo, LLC,
as Purchaser,
Dated as of November 12, 2025

TABLE OF CONTENTS
                                                 Page
ARTICLE 1 DEFINITIONS                                      1
Section 1.1    Certain Definitions    1
Section 1.2    Interpretation    29
ARTICLE 2 PURCHASE AND SALE    29
Section 2.1    Purchase and Sale    29
Section 2.2    Purchase Price    30
Section 2.3    Performance Deposit    30
Section 2.4    Adjustments to the Unadjusted Purchase Price    30
Section 2.5    Adjustment Procedures    32
Section 2.6    Closing Date Flow of Funds    35
Section 2.7    Closing Payment and Post-Closing Adjustments    36
Section 2.8    Withholding    38
ARTICLE 3 TITLE AND ENVIRONMENTAL MATTERS    38
Section 3.1    Title and Environmental Matters    38
Section 3.2    Defects; Adjustments    39
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF SELLER    47
Section 4.1    Organization, Existence and Qualification    47
Section 4.2    Power    47
Section 4.3    Authorization and Enforceability    47
Section 4.4    No Conflicts    47
Section 4.5    Litigation    48
Section 4.6    Bankruptcy    48
Section 4.7    Ownership of Subject Securities    48
ARTICLE 5 REPRESENTATIONS AND WARRANTIES REGARDING THE SUBJECT COMPANY    48
Section 5.1    Existence and Qualification    48
Section 5.2    Power    49
Section 5.3    Authorization and Enforceability    49
Section 5.4    No Conflicts    49
Section 5.5    Capitalization    50
Section 5.6    Financial Statements    51
Section 5.7    No Undisclosed Liabilities    52
Section 5.8    Litigation    52
Section 5.9    Bankruptcy    53
Section 5.10    Taxes    53
Section 5.11    Labor and Employee Benefits    54
Section 5.12    Compliance with Laws    57
Section 5.13    Material Contracts    57
    i

Section 5.14    Outstanding Capital Commitments    58
Section 5.15    Consents; Preferential Rights    58
Section 5.16    Wells    58
Section 5.17    Environmental    59
Section 5.18    Royalties    59
Section 5.19    Imbalances    60
Section 5.20    Advance Payments    60
Section 5.21    Certain Real Property Interests    60
Section 5.22    Casualty Loss; Condemnation    60
Section 5.23    Insurance    60
Section 5.24    Bank Accounts; Officers; Powers of Attorney    61
Section 5.25    Books and Records    61
Section 5.26    Absence of Certain Changes    61
Section 5.27    Affiliate Arrangements    61
Section 5.28    Credit Support    61
Section 5.29    Suspense Funds    61
Section 5.30    Permits    62
Section 5.31    Regulatory    62
Section 5.32    Leases    62
Section 5.33    Surface Use    63
Section 5.34    Payout Balances    63
Section 5.35    Special Warranty    63
Section 5.36    Non-Consent Operations    63
ARTICLE 6 REPRESENTATIONS AND WARRANTIES OF PURCHASER    63
Section 6.1    Existence and Qualification    63
Section 6.2    Power    63
Section 6.3    Authorization and Enforceability    64
Section 6.4    No Conflicts    64
Section 6.5    Consents, Approvals or Waivers    64
Section 6.6    Defense Production Act    64
Section 6.7    Litigation    65
Section 6.8    Bankruptcy    65
Section 6.9    Financing    65
Section 6.10    Investment Intent    65
Section 6.11    Independent Evaluation    66
ARTICLE 7 DISCLAIMERS AND ACKNOWLEDGEMENTS    66
Section 7.1    General Disclaimers    66
Section 7.2    Environmental Disclaimers    67
Section 7.3    Calculations, Reporting and Payments    68
Section 7.4    Changes in Prices; Well Events    69
Section 7.5    Limited Duties    69
Section 7.6    Certain Information    69
Section 7.7    Conspicuousness    69

ARTICLE 8 COVENANTS OF THE PARTIES    70
Section 8.1    Access    70
Section 8.2    Operation of Business of the Subject Company Group    73
Section 8.3    Casualty and Condemnation    79
Section 8.4    Pre-Closing Restructuring and Pre-Closing Re-Domestication    79
Section 8.5    Closing Efforts and Further Assurances    80
Section 8.6    Amendment of Disclosure Schedules    82
Section 8.7    Liability for Brokers’ Fees    82
Section 8.8    Press Releases    82
Section 8.9    Expenses    83
Section 8.10    Records    83
Section 8.11    Change of Name; Removal of Name    84
Section 8.12    Indemnification of Directors and Officers    84
Section 8.13    Employee Matters    86
Section 8.14    Credit Support    86
Section 8.15    Subject Company Group Credit Document Matters    86
Section 8.16    Seismic Licenses    87
Section 8.17    Termination of Affiliate Arrangements    87
Section 8.18    Confidentiality    87
Section 8.19    Financial Cooperation    88
Section 8.20    Consent Notices    90
ARTICLE 9 CONDITIONS TO CLOSING    90
Section 9.1    Conditions of Seller to Closing    90
Section 9.2    Conditions of Purchaser to Closing    91
ARTICLE 10 CLOSING    92
Section 10.1    Time and Place of Closing    92
Section 10.2    Obligations of Seller and the Subject Company Group at Closing    92
Section 10.3    Obligations of Purchaser at Closing    94
ARTICLE 11 TAX MATTERS    94
Section 11.1    Company Taxes    94
Section 11.2    Transfer Taxes and Recording Fees    95
Section 11.3    Tax Returns    95
Section 11.4    Cooperation    96
Section 11.5    Post-Closing Tax Matters; Tax Proceedings    96
Section 11.6    Tax Refunds    97
Section 11.7    Intended Tax Treatment; Allocation of Purchase Price for Tax Purposes    97
ARTICLE 12 TERMINATION    98
Section 12.1    Termination    98
Section 12.2    Effect of Termination    99
Section 12.3    Return of Documentation and Confidentiality    101

ARTICLE 13 INDEMNIFICATION; LIMITATIONS    101
Section 13.1    Seller’s Indemnification Rights    101
Section 13.2    Purchaser’s Indemnification Rights    102
Section 13.3    Survival; Limitations    102
Section 13.4    Exclusive Remedy and Certain Limitations    103
Section 13.5    Indemnification Actions    105
Section 13.6    Express Negligence/Conspicuous Manner    108
Section 13.7    Releases.    109
Section 13.8    Disclaimer of Application of Anti-Indemnity Statutes    110
ARTICLE 14 MISCELLANEOUS    110
Section 14.1    Notices    110
Section 14.2    Governing Law    111
Section 14.3    Venue and Waiver of Jury Trial    111
Section 14.4    Headings and Construction    112
Section 14.5    Waivers    112
Section 14.6    Severability    113
Section 14.7    Assignment    113
Section 14.8    Entire Agreement    114
Section 14.9    Amendment    114
Section 14.10    No Third-Person Beneficiaries    114
Section 14.11    Limitation on Damages    115
Section 14.12    Time of the Essence; Calculation of Time    115
Section 14.13    Non-Recourse Persons    115
Section 14.14    Certain Waivers    116
Section 14.15    Counterparts    116

EXHIBITS:
Exhibit A    Assets
Exhibit A-1    Leases
Exhibit A-2    Wells
Exhibit A-3    DSUs
Exhibit A-4    Surface Rights and Rights of Way
Exhibit B    Form of Assignment of Subject Securities
Exhibit C    Form of Excluded Asset Assignment
Exhibit D    Form of Termination of Affiliate Arrangements
Exhibit E    Form of Resignation and Release
Exhibit F    Form of Officer’s Certificate
Exhibit G    Form of Joinder

SCHEDULES:
[Redacted: List of Schedules, which Disclosure Schedules have also been redacted]

    v

SECURITIES PURCHASE AGREEMENT
This SECURITIES PURCHASE AGREEMENT (this “Agreement”), is dated as of November 12, 2025 (the “Execution Date”), by and among BTE USA Intermediate, Inc., a Delaware corporation (“Seller”), Baytex Energy USA, Inc., a Delaware corporation (the “Subject Company”) and Eagle Ford BuyerCo, LLC, a Delaware limited liability company (“Purchaser”). Each of Seller, the Subject Company and Purchaser are sometimes referred to individually as a “Party” and collectively as the “Parties”.
WHEREAS, Seller holds one hundred percent (100%) of the issued and outstanding Securities of the Subject Company (the “Subject Securities”);
WHEREAS, Purchaser desires that prior to Closing the Subject Company effects the conversion of the Subject Company from a Delaware corporation to a Delaware limited liability company pursuant to the Pre-Closing Restructuring and the Pre-Closing Re-Domestication; and
WHEREAS, the Parties desire that, at the Closing, Seller shall sell and transfer to Purchaser, and Purchaser shall purchase from Seller, after giving effect to the Pre-Closing Restructuring and, to the extent applicable, the Pre-Closing Re-Domestication, the Subject Securities, upon the terms, and subject to the conditions, set forth herein;
WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the willingness of Seller and the Subject Company to enter into this Agreement, an Affiliate of Purchaser (“Purchaser Guarantor”) has delivered to Seller a guaranty (the “Purchaser Guaranty”); and
WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the willingness of Purchaser to enter into this Agreement, Baytex Energy Corp., an Alberta, Canada corporation, has delivered to Purchaser a limited guarantee;
NOW, THEREFORE, in consideration of the premises and of the mutual promises, representations, warranties, covenants, conditions and agreements contained herein, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged and confessed, the Parties agree as follows:
Article 1

DEFINITIONS
Section 1.1Certain Definitions. As used herein:
“AAA” means the American Arbitration Association.
“Accounting Principles” is defined in Section 2.5(a).
“Accounting Referee” is defined in Section 2.7(b).

“Action” means any action, subpoena, audit, suit, litigation or other similar legal proceeding (including any civil, criminal, administrative or appellate proceeding), arbitral action or criminal prosecution, or any appeal thereof.
“Adjusted Purchase Price” is defined in Section 2.2.
“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such Person, with control in such context meaning the ability to direct the management or policies of a Person through ownership of voting Securities, pursuant to a written agreement, or otherwise; provided, however, (a) the Subject Company and each member of the Subject Company Group shall be deemed to be an Affiliate of Seller for all periods prior to the Closing and (b) the Subject Company and each member of the Subject Company Group shall be deemed to be an Affiliate of Purchaser for all periods after the Closing; provided, further, other than for purposes of Section 13.2, Section 14.13, the definition of “Specified Company Group”, and any disclaimers, releases or waivers (and, in each case, including similar phrases and associated rights) in this Agreement in favor of (or to the benefit of) Purchaser or its Affiliates, the term “Affiliate” shall not include the Persons set forth on Part B of Schedule 1.1.
“Affiliate Arrangements” means (a) any and all Contracts between (i) any member of the Subject Company Group, on the one hand, and (ii) Seller, any Affiliate of Seller (other than any member of the Subject Company Group) on the other hand, (b) any arrangement whereby Seller, any Affiliate of Seller (other than any member of the Subject Company Group) , (c) any arrangement whereby any member of the Subject Company Group is obligated to pay currently or in the future any amounts to Seller, any Affiliate of Seller (other than any member of the Subject Company Group), or (d) any arrangement whereby Seller, any Affiliate of Seller (other than any member of the Subject Company Group) is obligated to pay currently or in the future any amounts to any member of the Subject Company Group; provided, however, that Affiliate Arrangements shall not include the Intercompany Indebtedness.
“Agreement” is defined in the introductory paragraph hereof.
“Allocated Value” means (a) with respect to the applicable Subject Formation as to each DSU and Well, the portion of the Unadjusted Purchase Price allocated on Schedule 2.8 as to each such DSU and Well and (b) as to the other Assets, if any, listed on Schedule 2.8, the portion of the Unadjusted Purchase Price allocated to each such Asset on Schedule 2.8, in each case of (a) and (b), as such amount shall be decreased by the reductions to the Unadjusted Purchase Price under Section 2.4 on account of Defects affecting such Asset.
“Antitrust Laws” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, any state antitrust or unfair competition Laws and all other national, federal, state, foreign or multinational Laws, including any antitrust, competition or trade regulation Laws, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, attempted monopolization, restraint of trade, lessening of competition or abusing or maintaining a dominant position. Antitrust Laws also includes any Law that requires one or more parties to a transaction to submit a notification to a Governmental Authority with the authority to review certain transactions to determine if such transactions violate any Antitrust Law.
“Assets” means with respect to the Subject Company Group, the Subject Company Group’s individual or collective right, title, and interest in and to the following:
(a)all Hydrocarbon leases, subleases, mineral interests, fee mineral interests, overriding royalties, carried interests, reversionary interests, non-participating royalty interests,

net profit interests, production payments, and any other mineral, royalty other similar interests in or payable out of production of Hydrocarbons from or allocated to the Hydrocarbon leases or other interests described herein, together with any and all other right, title and interest of the Subject Company Group in and to the leasehold estates and other interests creates thereby, including those leases and interests set forth on Exhibit A-1 (collectively, the “Leases”), together with all pooled, communitized, or unitized acreage and all rights and interests in, under or derived from all pooling, communitization and unitization agreements, declarations or orders, which includes all or part of any Leases or any Wells or any units created thereby (the “Units”), together with the lands covered by any such Leases or Units, and all tenements, hereditaments, and appurtenances arising out of or derived from any of the Leases or the Units (collectively, the “Lands”);
(b)any and all Hydrocarbon, water, CO2, injection, disposal or other wells located on, under, within or producing from or allocated to the Lands, including those described on Exhibit A-2 (the “Wells”, and together with the Leases, the Units and the Lands, the “Oil and Gas Properties”), in each case whether producing, non-producing, permanently or temporarily Plugged and Abandoned;
(c)all Hydrocarbons produced from or allocated to the Wells at or after the Effective Time, in all cases, located on any of the Leases, Units or on any other lease with which any such Lease has been pooled or unitized or on any of the Surface Rights;
(d)all surface fee interests, easements, permits, licenses, servitudes, rights of way, surface leases, surface and road use agreements, railroad crossing authorizations, ingress and egress agreements, water access agreements, water rights and other rights to use the surface, in each case to the extent appurtenant to, and used or held for use in connection with, the ownership or operation of the Oil and Gas Properties, including the property described on Exhibit A-4 or the Equipment or otherwise used in connection with the Business (the “Surface Rights and Rights of Way”);
(e)all Contracts;
(f)all Records;
(g)all wellhead equipment, flowlines, pipelines, compression equipment, injection facilities, platforms, compressors, meters, tanks, tank batteries, tools, utility lines, facilities and other equipment, fixtures or machinery of any kind or character that are used or held for use in connection with the ownership or operation of the Oil and Gas Properties or otherwise in connection with the Business (the “Equipment”);
(h)all Imbalances;
(i)all liens and security interests in favor of any member of the Subject Company Group, whether choate or inchoate, under any Law or contract;
(j)all rights, claims and causes of action (including warranty and similar claims, indemnity claims and defenses) of any member of the Subject Company Group;
(k)all computers, servers, networks, data storage hardware and related equipment and all software licenses, in each case used in the business of the Subject Company Group; and
(l)all other assets and properties of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible and wherever situated),

including the goodwill related thereto, all of the Subject Company Group’s Permits, bank accounts, receivables, credits, rebates, refunds and Cash and Cash Equivalents;
provided, however, “Assets”, “Leases”, “Units”, “Wells”, “Surface Rights and Rights of Way”, “Contracts”, “Equipment” and “Oil and Gas Properties” shall not include any Excluded Assets.
“Assignment” is defined in Section 10.2(b).
“Balance Sheet Date” is defined in Section 5.6.
“Bankruptcy Code” means Title 11 of the United States Code, Sections 101 et seq.
“Barrel” means forty-two (42) United States standard gallons of two hundred and thirty one (231) cubic inches per gallon at sixty degrees (60°) Fahrenheit.
“BTU” means a British Thermal Unit, which is the amount of energy required to raise the temperature of one pound avoirdupois of water from fifty-nine degrees (59°) Fahrenheit to sixty degrees (60°) Fahrenheit at a constant pressure of 14.73 pounds per square inch absolute.
“Business” means the ownership and operation by the Subject Company Group of the Assets and other activities conducted by the Subject Company Group that are incidental thereto.
“Business Day” means any day other than a Saturday, a Sunday, or a day on which banks are closed for business in Houston, Texas.
“Business Employee” means each individual who is employed by a member of the Subject Company Group but excluding any individual who is a party to an Affiliate Arrangement set forth on Schedule 10.2(k).
“Cash and Cash Equivalents” means (a) money, currency or a credit balance in a deposit account at a financial institution, net of checks outstanding as of the time of determination, (b) marketable direct obligations issued or unconditionally guaranteed by the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, (c) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof, (d) commercial paper issued by any bank or any bank holding company owning any bank, and (e) certificates of deposit or bankers’ acceptances issued by any commercial bank organized under the applicable Laws of the United States of America, in each case, only to the extent constituting cash equivalents in accordance with IFRS; provided that, Cash and Cash Equivalents shall be calculated net of outstanding outbound checks, draws, ACH debits and wire transfers.
“Casualty Event” is defined in Section 8.3.
“CERCLA” means the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq.
“Claim Notice” is defined in Section 13.5(b).
“Closing” is defined in Section 10.1.
“Closing Adjusted Purchase Price” is defined in Section 2.7(a).

“Closing Certificate” means the certificate delivered by Seller and the Subject Company at the Closing pursuant to Section 10.2(d).
“Closing Date” is defined in Section 10.1.
“Closing Distribution” means one or more distributions or payments to be made by the Subject Company Group at or immediately prior to Closing to or for the benefit of Seller and/or its Affiliates in an amount equal to all or substantially all of the Cash and Cash Equivalents of the Subject Company Group as of the close of business six (6) Business Days prior to the Closing Date, excluding (a) any reserves reasonably determined by Seller to be retained by the Subject Company Group, which will include at least an amount of Cash and Cash Equivalents that is needed to satisfy obligations of the Subject Company Group reasonably expected to be paid (to avoid incurring additional interest, expense, penalty or other loss to the Subject Company Group) prior to Closing and (b) restricted balances, that are not freely usable, distributable or transferable (including security deposits, bond guarantees, collateral reserve accounts and amounts held in escrow or held by the Subject Company Group on behalf of Third Parties in each case other than those required to be held pursuant to the Credit Documents).
“Closing Payment” means the amount of cash consideration payable by Purchaser to Seller at the Closing, which shall be an amount equal to the remainder of (a) the estimate of the Adjusted Purchase Price as determined pursuant to Section 2.7(a) minus (b) the Performance Deposit minus (c) if applicable, the Defect Deposit.
“Code” means the United States Internal Revenue Code of 1986, as amended.
“Combined Group” means any affiliated, combined, consolidated, unitary or similar group with respect to any Taxes, including with respect to state and local income, franchise, margin and gross receipts Taxes, including any affiliated group within the meaning of Section 1504 of the Code electing to file consolidated U.S. federal income Tax Returns and any similar group under U.S. state or local or non-U.S. Law.
“Company Releasing Group” is defined in Section 13.7(b).
“Confidentiality Agreement” means that certain Confidentiality Agreement dated as of August 21, 2025, by and between Baytex Energy Corp. and an Affiliate of Purchaser, as amended from time to time.
“Consent” means any consent, approval, authorizations, or permit of, or filing with, or notification to, any Governmental Authorities or any other Person which are required to be obtained, made, or complied with for or in connection with the sale, assignment and transfer of the Subject Securities and the other transactions contemplated by this Agreement and the other Transaction Documents.
[Redacted: Definition used in Section 8.13 dealing with employee matters, which has also been redacted].
[Redacted: Definition used in Section 8.13 dealing with employee matters, which has also been redacted].
“Contracts” means all contracts, agreements, loans, debentures, notes, bonds, indentures, licenses, leases and any other instruments (including any amendments, supplements or modifications thereto) that are binding on any member of the Subject Company Group, the Assets (including the Oil and Gas Properties) or the Business or that relate to the ownership or operation of the Assets (including the Oil and Gas Properties) or the Business (but only to the extent applicable to the Assets (including the Oil and Gas Properties) or the Business), including operating agreements, unitization, pooling, and communitization agreements, declarations and orders, area of mutual interest agreements, joint venture agreements, farmin and farmout agreements, exchange agreements, purchase and sale agreements, and other contracts and arrangements pursuant to which any member of the Subject Company Group acquired interests in any other Assets, transportation agreements, agreements for the sale and purchase of Hydrocarbons, and processing agreements; provided, however, without limiting the instruments included in the Assets, the defined term “Contracts” shall not include the Leases, Surface Rights and Rights of Way (other than surface use agreements or similar surface contracts that are not in the nature of a real property interest) and other instruments constituting any member of the Subject Company Group’s chain of title to the Oil and Gas Properties or Surface Rights and Rights of Way.
“COPAS” means the COPAS 2005 Accounting Procedure recommended by the Council of Petroleum Accountants Societies, as interpreted by the Council of Petroleum Accountants Societies of North America under MFI-51 2005 COPAS Accounting Procedure.
“Credit Document Indebtedness” all Pre-Effective Time Credit Document Indebtedness and Post-Effective Time Credit Document Indebtedness.
“Credit Documents” means (a) that certain Fifth Amended and Restated Credit Agreement, made as of June 27, 2025, by and among Baytex Energy Corp., and the Subject Company, as borrowers and The Bank of Nova Scotia and the other persons party thereto as lenders (collectively, the “Lenders”), and The Bank of Nova Scotia as agent of such Lenders and (b) all Credit Documents as defined in the Contract described in subpart (a) of this definition.
“Credit Support” means any cash deposits, guarantees, letters of credit, treasury securities, surety bonds and other forms of credit assurances or credit support.
“Cure Deadline” means (a) with respect to Title Defects, the date that is one hundred twenty (120) days after the Closing Date and (b) with respect to Environmental Defects, the date that is one (1) Business Day prior to the Closing Date.
“Customary Hydrocarbon Deductions” means, with respect to Hydrocarbons, and without duplication, the actual amount of: (a) any amounts previously deducted by the applicable payor from the proceeds paid for such Hydrocarbons (if such proceeds have actually been paid to the Subject Company Group member as of the date of determination) and (b) any express deductions included in determining the applicable Contract price (if any) for such Hydrocarbons as of the date of determination, insofar as such amounts have not been deducted in calculating the Settlement Price, including (but not limited to) the amount of all (i) Royalties applicable to such Hydrocarbons (insofar as such amounts are not accounted for as Working Capital Liabilities for purposes of determining Effective Time Working Capital), (ii) marketing, transportation fees and other post-production costs charged by Third Parties (other than Taxes) in respect of such Hydrocarbons in the ordinary course of business and (iii) gravity adjustments for which there is no payment to such Subject Company Group member in connection with the sale of such Hydrocarbons.
“Cut-Off Date” means the date that is one hundred twenty (120) days after the date of the final settlement and determination of the Adjusted Purchase Price in accordance with Section 2.7(b).
“D&O Insurance” means a directors’ and officers’ insurance and indemnification policy.

“Damages” means the amount of any actual loss, cost, costs of or amounts paid in settlement, damage, liability, penalties, fines, expense, claim, award, obligation, cause of action, payment, charge or judgment incurred or suffered by any Indemnified Person arising out of or resulting from the indemnified matter, whether attributable to personal injury or death, property damage, contract claims, torts or otherwise, including reasonable fees and expenses of arbitrators, mediators, attorneys, consultants, accountants or other agents and experts reasonably incident to matters indemnified against, and the costs of investigation or monitoring of such matters, and the costs of enforcement of the indemnity; provided, however, that “Damages” shall not include (a) any Taxes that may be assessed on payments under Article 13 or (b) any damages that are waived, released or restricted under Section 14.11.
“Defect” means any Environmental Defect or Title Defect.
“Defect Amount” is defined in Section 3.2(d).
“Defect Deadline” is defined in Section 3.2(a).
“Defect Deposit” means an amount in cash equal to the positive remainder (if any) of the following (and which amount shall not be less than $0):
(a)     an amount equal to the positive remainder, if any, of the following (and for clarity, if the remainder of any of the amounts described in this clause (a) is less than $0, then for purposes of this definition, such respective amount shall be deemed to be $0):
(i)     the aggregate Defect Amounts for all Title Defects (other than Special Warranty Defects) that exceed (A) the Individual Defect Threshold and (B) in the aggregate exceed the Title Defect Deductible, in each case, with to all alleged Title Defects asserted by Purchaser pursuant to one or more valid Defect Notices prior to the Defect Deadline;
(ii)     plus, the aggregate Defect Amounts for all Environmental Defects that exceed (A) the Individual Defect Threshold and (B) in the aggregate exceed the Environmental Defect Deductible, in each case, with respect to all alleged Environmental Defects asserted by Purchaser pursuant to one or more valid Defect Notices prior to the Defect Deadline;
(iii)     minus, the aggregate Defect Amounts with respect to any and all Title Defects (other than Special Warranty Defects) that Seller and Purchaser have agreed upon prior to Closing or that Seller and Purchaser have agreed that Seller have cured prior to Closing;
(iv)     minus the aggregate Defect Amounts with respect to any and all Environmental Defects that Seller and Purchaser have agreed upon prior to Closing or that Seller and Purchaser have agreed that Seller have cured prior to Closing;
(b)     plus the aggregate Defect Amounts for all Special Warranty Defects asserted by Purchaser pursuant to one or more valid Defect Notices prior to the Defect Deadline (less any such Special Warranty Defects that Seller and Purchaser have agreed upon prior to Closing or that Seller and Purchaser have agreed that Seller has cured prior to Closing);
(c) minus, the aggregate Title Benefit Amounts for all Title Benefits asserted by Seller pursuant to one of more valid Title Benefit Notices prior to the Defect Deadline, as agreed to by the Parties as of the Closing Date.
“Defect Notice” is defined in Section 3.2(a).
“Defect Referee” means the Title Referee or the Environmental Referee, as applicable.

“Defensible Title” means the aggregate title of the Subject Company Group in and to each applicable Subject Formation of the DSUs and Wells that, as of the Effective Time, the Closing Date and all times in between, except for and subject to Permitted Encumbrances, is (x) deducible of record, or (y) beneficial title evidenced by non-consent elections, in each case, made or delivered pursuant to applicable Laws, joint operating agreements, pooling agreements, pooling Orders or unitization agreements; and:
(m)as to the applicable Subject Formations, entitles the Subject Company Group to receive a Net Revenue Interest as to Hydrocarbons (i) in the case of any DSU, not less than the Net Revenue Interest percentage shown with respect to such Subject Formation as to such DSU on Exhibit A-3 for the Subject Company Group over the productive life of such DSU; (ii) in the case of any Well, not less than the Net Revenue Interest percentage shown with respect to such Subject Formation as to such Well on Exhibit A-2 for the Subject Company Group over the productive life of such Well; except, in each case of subsections (i) and (ii) of this subsection (a), (A) any decreases in connection with those operations in which any member of the Subject Company Group may elect after the Execution Date to be a non-consenting co-owner in accordance with the terms hereof, (B) any decreases resulting from reversion of interest to co-owners with respect to operations in which such co-owners elect, after the Execution Date, not to consent, (C) any decreases resulting from the establishment or amendment, after the Execution Date, of production sharing agreements, pools or units in accordance with the terms hereof, (D) any decreases required to allow other Working Interest owners to make up or settle Imbalances, or (E) as otherwise stated in Exhibit A;
(n)as to the applicable Subject Formation, obligates the Subject Company Group to bear a Working Interest no greater than the Working Interest shown for such Well or DSU on Exhibit A-2 or Exhibit A-3, as applicable, for the Subject Company Group over the productive life of such Well or DSU, except (i) as stated on to Exhibit A-2 or Exhibit A-3, as applicable, (ii) any increases resulting from contribution requirements with respect to defaulting co-owners under applicable operating agreements or applicable Law or (iii) increases that are accompanied by at least a proportionate increase in the Subject Company Group’s Net Revenue Interest in such Subject Formation; and
(o)is free and clear of Liens.
“Direct Claim” is defined in Section 13.5(h).
“Disclosure Schedules” means the aggregate of all schedules that set forth exceptions, disclosures, or otherwise relate to or are referenced in any of the representations or warranties of Seller set forth in Article 4 or Article 5.
“Dispute” is defined in Section 14.3(a).
“Disputed Defect Matters” is defined in Section 3.2(i)(ii).
“DOJ” is defined in Section 8.5(c).
“DSU” means each designated spacing unit described on Exhibit A-3, including the Leases (or portion thereof) included in or constituting such designated spacing unit but, in each case, only as to the Subject Formation for each designated spacing unit on Exhibit A-3.
“Effective Time” means 12:01 a.m. Central Time on September 1, 2025.
“Effective Time Working Capital” means the positive or negative amount of (a) the Working Capital Assets minus (b) the Working Capital Liabilities.

“Environmental Defect” means any material violation of any Environmental Laws with respect to the Subject Company Group’s ownership or operation of its Oil and Gas Properties (including any Release of Hazardous Substances) that presently requires (or if known or confirmed, would presently require) Remediation under applicable Environmental Laws and the costs thereof are chargeable to the Subject Company Group’s Working Interest in an Oil and Gas Property; provided, however, the following conditions, matters, Releases and Environmental Liabilities shall be excluded from and in no event constitute an “Environmental Defect”: (a) the presence or absence of NORM (except to the extent constituting a current violation of or non-compliance with Environmental Law) (b) Plugging and Abandonment obligations or liabilities as may be required by any Governmental Authority (except to the extent constituting a current violation of or non-compliance with Environmental Law), (c) the flaring of natural gas or other gaseous hydrocarbons (except to the extent constituting a current violation of or non-compliance with Environmental Law), (d) any condition, matter, Release or Environmental Liability disclosed in the Disclosure Schedules, (e) the physical condition of any surface or subsurface production equipment (including water or oil tanks, separators or other ancillary equipment) except with respect to equipment (i) that causes or has caused any environmental pollution, contamination or degradation where Remediation is presently required (or if known or confirmed, would be presently required) under Environmental Laws or (ii) the use or condition of which is a violation of Environmental Law or (f) has been cured or Remediated as of the Closing Date.
“Environmental Defect Deductible” means [Redacted: Deductible Amount].
“Environmental Disputed Matter” is defined in Section 3.2(i)(ii).
“Environmental Laws” means the following: CERCLA; the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq.; the Clean Air Act, 42 U.S.C. § 7401 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. § 5101 et seq.; the Toxic Substances Control Act, 15 U.S.C. §§ 2601 through 2629; the Oil Pollution Act, 33 U.S.C. § 2701 et seq.; the Emergency Planning and Community Right to Know Act, 42 U.S.C. § 11001 et seq.; the Safe Drinking Water Act, 42 U.S.C. §§ 300f through 300j; the Occupational Safety and Health Act, 29 U.S.C. § 651 et seq. (to the extent it relates to human exposure to Hazardous Substances) and the Pipeline Safety Laws, 49 U.S.C. § 60101 et seq., in each case as amended in effect as of the Execution Date, and all similar Laws (including similar state laws) in effect as of the Execution Date of any Governmental Authority having jurisdiction over the property in question addressing (i) pollution or pollution control; (ii) public and worker health and safety (to the extent it relates to exposure to Hazardous Substances), (iii) protection of natural resources, the environment or biological resources; or (iv) the disposal or Release or threat of Release of Hazardous Substances.
“Environmental Liabilities” means any and all Damages, Remediation obligations, liabilities, environmental response costs, costs to cure, costs to investigate or monitor, restoration costs, costs of Remediation or removal, settlements, penalties, and fines arising out of or related to any violations or non-compliance with any Environmental Laws, including any contribution obligation under CERCLA or any other Environmental Law or responsibilities or obligations incurred or imposed pursuant to any claim or cause of action by a Governmental Authority or other Person, attributable to any Environmental Defects, any failure to comply with Environmental Laws, any Release of Hazardous Substances or any other environmental condition with respect to the ownership or operation of the Assets.
“Environmental Referee” is defined in Section 3.2(i)(ii).
“Equipment” is defined in subsection (g) of the definition of “Assets”.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
“ERISA Affiliate” means, with respect to any Person, any trade or business (whether or not incorporated) that, together with such Person, is treated as a single employer for purposes of Section 414 of the Code or Section 4001 of ERISA.
“Escrow Agent” means JPMorgan Chase Bank N.A.
“Escrow Agreement” means that certain Escrow Agreement dated as of the Execution Date among Seller, Purchaser and the Escrow Agent, as such may be amended, supplemented or replaced from time to time.
“Excluded Assets” means the following: (a) the assets and properties, if any, set forth on Schedule 1.2; (b) the Excluded Records; (c) any proceeds or earning with respect to any other Excluded Assets; and (d) the Subject Marks.
“Excluded Assets Assignment” means, if applicable, an assignment and conveyance of the Excluded Assets from the applicable members(s) of the Subject Company Group to Seller or its designees in the form attached hereto as Exhibit C.
“Excluded Records” means: (a) any and all data, correspondence, materials, descriptions and records relating to the auction, marketing, sales negotiation or sale of the Subject Securities or the Assets, including the existence or identities of any prospective inquirers, bidders or prospective purchasers of any of the Assets, any bids received from and records of negotiations with any such prospective purchasers and any analyses of such bids by any Person; (b) corporate, financial, Tax, and legal data and Records (or portions thereof) that relate primarily to the businesses of Seller or any Affiliate of Seller generally other than any member of the Subject Company Group, the Assets or the Business (including, for the avoidance of doubt, any Tax Return of Seller or any of its Affiliates and any Seller Combined Return); (c) legal records and legal files of any member of the Subject Company Group with respect to or that relate to the negotiation, drafting, performance of obligations (hereunder or thereunder) and any disputes (hereunder or thereunder) of this Agreement, any Transaction Document or any of their communications prior to the Closing with respect to the transactions contemplated thereby or hereby, including all work product of and attorney-client communications with Seller’s or member of the Subject Company Group’s legal counsel (other than title opinions); (d) records to the extent related to any assets of Third Parties that have been the subject of evaluation by Seller or member of the Subject Company Group prior to the Execution Date; (e) any valuations of any quantities of Hydrocarbons or of any Assets and any pricing assumptions, forward pricing estimates or pricing studies related thereto; (f) any emails and all other electronic files on any member of the Subject Company Group’s servers and networks, in each case, insofar as, and only to the extent, constituting any other Excluded Records; and (g) personnel files, medical files, and other employment records related to (x) any service provider who is not employed by any member of the Subject Company Group and (y) any service provider who is a party to an Affiliate Arrangement set forth on Schedule 10.2(k).
“Execution Date” is defined in the introductory paragraph hereof.
“Existing Credit Support” is defined in Section 8.14.
“Extended Outside Date” is defined in Section 12.1(b).
“Financial Statements” is defined in Section 5.6.
“Financing” is defined in Section 8.19.

“Financing Sources” is defined in Section 8.19.
“Fraud” means, with respect to any Party, any actual and intentional fraud in making the representations and warranties of such Party set forth in Article 4, Article 5 or Article 6 (or any certificate delivered pursuant to this Agreement), as applicable; provided, that such actual and intentional fraud of Seller or the Subject Company shall only be deemed to exist if those Persons named on Schedule 1.3 had actual knowledge without any duty or obligation of investigation or inquiry (and without any imputed or constructive knowledge) that the representations and warranties made in Article 4, Article 5 or Article 6 (or any certificate delivered pursuant to this Agreement) were actually false when made, and were made with the intention to deceive the Purchaser and induce the Purchaser to enter this Agreement and rely on such representations and warranties to the Purchaser’s detriment and the Purchaser did so justifiably rely thereon and suffered actual damage as a result thereof. For the avoidance of doubt, “Fraud” does not include (a) constructive fraud, equitable fraud or promissory fraud or (b) any fraud based on constructive knowledge, negligent misrepresentation, recklessness or any similar theory.
“FTC” is defined in Section 8.5(c).
“Fundamental Representations” means the representations and warranties set forth in Section 4.1, Section 4.2, Section 4.3, Section 4.4(a), Section 4.6, Section 4.7, Section 5.1, Section 5.2, Section 5.3, Section 5.4(a), Section 5.5 and Section 5.9 (including the corresponding representations and warranties given in the Closing Certificate).
“Governing Documents” means with respect to any Person that is not a natural person, the articles or certificate of incorporation, formation or organization, by-laws, the operating agreement, the limited partnership agreement, the partnership agreement or the limited liability company agreement, the stockholders’ agreement or such other organizational documents of such Person which establish the legal personality of such Person, including any amendments thereto.
“Governmental Authority” means any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States, any foreign country or any domestic or foreign state, county, city, tribe, quasi-governmental entity or other political subdivision or authority exercising or entitled to exercise any administrative, executive, judicial, legislative, regulatory, or taxing authority or power.
“Hazardous Substances” means any pollutant, contaminant, dangerous or toxic substance, hazardous or extremely hazardous substance or chemical, or otherwise hazardous material or waste defined as “solid waste”, “hazardous waste”, “hazardous substance”, “hazardous material” or “toxic substance” under applicable Environmental Laws, including chemicals, pollutants, contaminants, wastes or toxic substances, which are classified as hazardous, toxic, radioactive, or otherwise are regulated by, or form the basis for Damage or liability under, any applicable Environmental Law including hazardous substances under CERCLA.
“[Redacted: confidential third party] Rig Contract” means that certain Daywork and Drilling Contract dated October 22, 2025, by and between the Subject Company and [Redacted: confidential third party]
“Hedge” means any future hedge, derivative, swap, collar, put, call, cap, option, or other contract that is intended to benefit from, relate to, or reduce or eliminate the risk of fluctuations in interest rates, basis risk, or the price of commodities, including Hydrocarbons or securities, to which any member of the Subject Company Group is bound.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“HSR Clearance” means the expiration or termination of all applicable waiting periods under the HSR Act with respect to this Agreement and the transaction contemplated hereby.
“HSR Clearance Date” means the date that HSR Clearance occurs.
“Hydrocarbons” means oil and gas and other hydrocarbons produced or processed in association therewith (whether or not such item is in liquid or gaseous form), or any combination thereof, and any minerals (whether in liquid or gaseous form) produced in association therewith, including all crude oil, gas, casinghead gas, condensate, natural gas liquids, and other gaseous or liquid hydrocarbons (including ethane, propane, iso-butane, nor-butane, gasoline, and scrubber liquids) of any type and chemical composition.
“IFRS” means the International Financial Reporting Standards.
“Imbalance” means any over-production, under-production, over-delivery, under delivery or similar imbalance of Hydrocarbons produced from or allocated to the Assets, regardless of whether such over-production, under-production, over-delivery, under-delivery, or similar imbalance arises at the wellhead, pipeline, gathering system, transportation system, processing plant or other location, including any imbalances under gas balancing or similar agreements, processing agreements and gathering or transportation agreements.
[Redacted: Definition used in Section 8.13 dealing with employee matters, which has also been redacted].
[Redacted: Definition used in Section 8.13 dealing with employee matters, which has also been redacted].
[Redacted: Definition used in Section 8.13 dealing with employee matters, which has also been redacted].
[Redacted: Definition used in Section 8.13 dealing with employee matters, which has also been redacted].
[Redacted: Definition used in Section 8.13 dealing with employee matters, which has also been redacted].
“Income Taxes” means (i) all Taxes based upon, measured by, or calculated with respect to gross or net income, gross or net receipts or profits (including franchise Taxes and any capital gains, alternative minimum, and net worth Taxes, but excluding ad valorem, property, excise, severance, production, sales, use, real or personal property transfer or other similar Taxes), (ii) Taxes based upon, measured by, or calculated with respect to multiple bases (including corporate franchise, doing business or occupation Taxes) if one or more of the bases upon which such Tax may be based, measured by or calculated with respect to is included in clause (i) above (but excluding ad valorem, property, excise, severance, production, sales, use real or personal property transfer or similar Taxes), or (iii) withholding Taxes measured with reference to or as a substitute for any Tax included in clause (i) or (ii) above.
“Indebtedness” means, with respect to any Person, at any date, in each case without duplication, (a) all indebtedness or obligations of such Person for borrowed money (or issued or incurred in substitution or exchange for borrowed money), including all principal, interest, premiums, fees, expenses, overdrafts, costs of collection and penalties with respect thereto, whether short-term or long-term, and whether secured or unsecured, or with respect to deposits or advances of any kind (other than deposits and advances of any Person relating to the purchase of products or services from the Subject Company in the ordinary course of business), (b) all obligations of such Person evidenced by debentures, notes, bonds, loans or other debt securities, (c) all obligations of such Person to reimburse any bank or other Person in respect of amounts paid or drawn under a letter of credit or similar instruments, including bankers’ acceptance and bank guarantees, surety bonds, performance bonds and other similar credit support bonds, whether or not matured, (d) all obligations under any capital lease which are recorded as (or should be, in accordance with the Accounting Principles, recorded as) a capital lease on the Financial Statements, (e) all amounts owing by such Person as deferred purchase price for property or services, including “earn-out” payments, (f) all obligations of such Person under conditional sale or other title retention agreements (other than any compressor equipment leases) relating to property or assets purchased by such Person, (g) all guarantees, whether direct or indirect, by such Person of indebtedness of any Person that is not any member of the Subject Company Group, and (h) all other obligations of a Person which would be required to be shown as indebtedness on a balance sheet of such Person prepared in accordance with the Accounting Principles. To the extent any Indebtedness will be retired or discharged at the Closing, Indebtedness shall also include any and all amounts necessary and sufficient to retire such Indebtedness, including principal, scheduled payments, accrued interest and finance charges, and other fees, penalties or payments (prepayment, make-whole or otherwise) necessary and sufficient to retire such Indebtedness at the Closing. Indebtedness shall exclude (i) any undrawn surety bonds, performance bonds or other Credit Support supporting Plug and Abandonment obligations of the Subject Company Group or other Credit Support, in each case set forth on Schedule 5.28 and (ii) any compressor equipment leases, amine unit leases, and other field equipment rental leases.
“Indemnified Person” is defined in Section 13.5(a).
“Indemnifying Party” is defined in Section 13.5(a).
“Individual Defect Threshold” means [Redacted: Threshold Amount].
“Initial Outside Date” is defined in Section 12.1(b).
“Intended Tax Treatment” is defined in Section 11.7(a).
“Intercompany Indebtedness” means any Indebtedness of the Subject Company Group under any Intercompany Indebtedness Documents.
“Intercompany Indebtedness Documents” means those Contracts identified in items 2 through 9 of Schedule 5.7(b).
“Interest Reduction” is defined in the subsection (b) of the definition of “Permitted Encumbrances”.
“Knowledge” means (a) as to Seller and/or the Subject Company, the actual conscious knowledge, without any duty or obligation of investigation or inquiry, of only those Persons named on Part A of Schedule 1.3 and (b) as to Purchaser, the actual conscious knowledge, without any duty or obligation of investigation or inquiry, of only those Persons named on Part B of Schedule 1.3.
“Labor Agreement” is defined in Section 5.11(b).
“Lands” is defined in subsection (a) of the definition of “Assets”.

“Laws” means all laws, statutes, rules, regulations, ordinances, orders, decrees, requirements, judgments and codes of Governmental Authorities.
“Leakage” means [Redacted].
“Leased Real Property” means all of the Subject Company Group’s right, title and interest in and to the leasehold or subleasehold estates and other similar rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Subject Company Group, in each case, other than any Oil and Gas Properties and/or Surface Rights and Rights of Way.
“Leases” is defined in subsection (a) of the definition of “Assets”.
“Lien” means any lien, mortgage, pledge, charge, collateral assignment, encumbrance or security interest of any kind (including any agreement to give any of the foregoing, any conditional sale or other title retention agreement) and any option, trust or other preferential arrangement having the practical effect of any of the foregoing.
“Material Contract” means any Contract (other than a Plan or other arrangement that is subject to Section 5.11 or Section 8.13) to which any member of the Subject Company Group is a party or that is binding upon the Oil and Gas Properties, in each case, that is one or more of the following types:
(p)any Contract (other than joint operating agreements, unit operating agreements, or pooling agreements or similar Contracts) that can reasonably be expected to result in aggregate payments by the members of the Subject Company Group (individually or collectively) of more than [Redacted: Amount] during the current or any subsequent calendar year (based solely on the terms thereof and current volumes, without regard to any expected increase in volumes or revenues), in each case, that cannot be terminated by a Subject Company Group member without penalty upon sixty (60) days’ or less notice;
(q)any Contract (other than joint operating agreements, unit operating agreements, pooling agreements or similar Contracts) that can reasonably be expected to result in aggregate revenues to the members of the Subject Company Group (individually or collectively) of more [Redacted: Amount] during the current or any subsequent calendar year (based solely on the terms thereof and current volumes, without regard to any expected increase in volumes or revenues), in each case, that cannot be terminated by a Subject Company Group member without penalty upon sixty (60) days’ or less notice;
(r)any Hydrocarbon or produced or fresh water purchase and sale, marketing, transportation, gathering, processing, treating, disposal, blending, supply or storage or similar Contract that is (i) not terminable without penalty upon sixty (60) days’ or less notice and (ii) can reasonably be expected to result in aggregate payments (including the payment of Damages) by or revenues to any member of the Subject Company Group of more than [Redacted: Amount] during the current or any subsequent calendar year (based solely on the terms thereof and current volumes, without regard to any expected increase in volumes or revenues);
(s)any (i) Credit Document, (ii) Intercompany Indebtedness Document or (iii) Contract creating or evidencing any Indebtedness of any member of the Subject Company Group;
(t)any (i) Contract (other than pooling agreements, pooling Orders, unit agreements, or similar Contracts) constituting a farmout or farm-in agreement; partnership agreement; joint venture agreement; joint operating agreement; unit operating agreement; production sharing agreement; carried interest agreement; participation agreement; exploration agreement; development agreement; and (ii) other similar Contract, to the extent not described in clause (e)(i), with any remaining drilling or development obligations, unexpired or remaining acreage earning rights, or wellbore earning rights, or any similar Contract;
(u)any Contract that constitutes a lease (other than any Lease) under which a member of the Subject Company Group is the lessor or the lessee of real or personal property which lease (i) cannot be terminated by a Subject Company Group member without penalty upon sixty (60) days’ or less notice and (ii) involves an annual base rental of more than [Redacted: Amount] (net to the Subject Company Group);
(v)any Contract that is a drilling contract or that requires the Subject Company to drill any well;
(w)any Contract that (i) contains or constitutes an existing area of mutual interest or any drag-along right, tag-along right, right of first offer or refusal or similar right in favor of a Third Party with respect to any Assets, or (ii) purports to prohibit, limit or restrict the manner in which, or the location in which a member of the Subject Company Group may conduct its business or compete in any jurisdiction; provided that a Contract shall not constitute a Material Contract pursuant to this subsection (h) solely because such Contract (A) contains provisions providing for maintenance of uniform interests, preferential purchase agreements or similar preferential agreements, in each case, contained in A.A.P.L. form joint operating agreements customary to the oil and gas industry, (B) is a surface use agreement or similar Contract containing setback provisions or (C) is a confidentiality or similar agreement entered into in the ordinary course of business;
(x)any Contract that relates to the prior acquisition or disposition of any material oil and gas properties similar to the Oil and Gas Properties, Securities or any other material Assets of the Subject Company Group from and after June 20, 2023, and with respect to which any member of the Subject Company has any material outstanding rights or obligations (other than indemnity rights or obligations that customarily survive closing and for which there is no pending or threatened unresolved claim);
(y)any Contract that requires any member of the Subject Company Group to transfer, sell, lease, assign, trade, exchange or otherwise dispose of, or to acquire any interest in, any Oil and Gas Properties, Securities, or any other material Assets or properties (other than Contracts for the sales and dispositions of Hydrocarbons or produced or fresh water that are terminable without penalty upon sixty (60) days’ or less notice or sales or dispositions of surplus or salvage equipment and materials in the ordinary course of business), or that involves any pending or contemplated merger, consolidation or similar business combination transaction;
(z)any Affiliate Arrangement that will not be terminated prior to Closing;
(aa)any Contract that constitutes a pipeline facility operating agreement;
(ab)any Contract that is a settlement, conciliation or similar agreement with any Governmental Authority or pursuant to which any member of the Subject Company Group or, with respect to the Assets, Seller or its respective Affiliates, will have any material outstanding obligation after the Effective Time;
(ac)any Contract (i) for which the primary purpose is to indemnify another Person (excluding any master services agreements), (ii) guaranteeing any payment or performance obligation of any Third Party for which the guaranteed obligations have not been fully paid or performed or (iii) for which the primary purpose is to assume, retain, indemnify or remediate any matter arising under or relating to Environmental Laws;
(ad)any Contract (i) containing call upon, option to purchase, take-or-pay provisions, minimum volume commitments or similar rights or obligations, affecting any Asset or the production of Hydrocarbons and (ii) any Contract containing a dedication of any of the Oil and Gas Properties or the production of Hydrocarbons therefrom;
(ae)any Hedges;
(af)the Seismic Licenses; and
(ag)any partnership agreement, limited liability company agreement or any other substantially similar Contract (other than the Governing Documents of the Subject Company Group) that governs, or pursuant to which any member of the Subject Company Group holds, any Securities.
“MMBtu” means one million (1,000,000) BTU.
“Net Revenue Interest” means, with respect to any Oil and Gas Property or DSU, the percentage interest in and to all production of Hydrocarbons saved, produced and sold from or allocated to such Oil and Gas Property or DSU, after giving effect to all Royalties.
“New Matters” is defined in Section 8.6.
“Non-Fundamental Representations” means all representations and warranties of Seller or the Subject Company set forth herein and in the other Transaction Documents (including the corresponding representations and warranties given in the Closing Certificate), excepting and excluding any and all Fundamental Representations.
“Non-Recourse Person” is defined in Section 14.13.
“NORM” means naturally occurring radioactive material, radon gas and asbestos.
“Notice” is defined in Section 14.1.
“Oil and Gas Properties” is defined in subsection (b) of the definition of “Assets”.
“Order” means any order, award, decision, injunction, judgment, ruling, decree, writ, subpoena or verdict entered, issued, made or rendered by any Governmental Authority or arbitrator.
“Ordinary Course Development Plan” means the Subject Company’s development plan with respect to the Subject Company’s ordinary course drilling and completion and midstream and other operations for the Oil and Gas Properties, the applicable Scheduled Wells and the other Assets, in each case, from the Execution Date through the Initial Outside Date, which plan is set forth on Schedule 8.2.
“Other Party” means (a) as it relates to Seller (and the Subject Company prior to Closing), Purchaser (and the Subject Company after Closing), and (b) as it relates to Purchaser (and the Subject Company after Closing), Seller (and the Subject Company prior to Closing).

“Overhead Reimbursement Amount” means an amount equal to [Redacted: Amount], multiplied by the number of months from the Effective Time through the Closing Date (prorated for partial months).
“Owned Real Property” means all of the Subject Company Group’s right, title and interest in and to all real property, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, in each case, other than any Oil and Gas Properties and/or Surface Rights and Rights of Way.
“Party” or “Parties” is defined in the introductory paragraph hereof.
“Performance Deposit” is defined in Section 2.3(a).
“Permits” means federal, state and local government licenses, permits, registrations, franchises, orders, consents, approvals, certifications, variances, waivers, exemptions, and other authorizations by any Governmental Authority necessary to own and operate the Business or the Assets.
“Permitted Encumbrances” means [Redacted].
“Permitted Securities Lien” means Liens or restrictions on transfer: (i) arising under any applicable federal and state securities Laws, (ii) arising pursuant to, or as otherwise set forth in, the Governing Documents of any member of the Subject Company Group as made available to Purchaser, (iii) created or imposed by Purchaser or its Affiliates at or after Closing, (iv) with respect to pre-Closing periods only (and only to the extent fully and finally released as of the Closing), arising in connection with the Credit Documents or (v) that are released from the Subject Securities and any Securities of any Subsidiaries of the Subject Company as of Closing without cost, expense or penalty to Purchaser or any of its Affiliates (including any member of the Subject Company Group).
“Person” means any individual, corporation, partnership, limited liability company, trust, estate, Governmental Authority, or any other entity.
“Phase I” is defined in Section 8.1(a).
“Phase II” is defined in Section 8.1(a).
“Plan” shall mean: (a) each “employee benefit plan,” as such term is defined in Section 3(3) of ERISA (whether or not subject thereto); and (b)  each personnel policy, equity option plan, equity appreciation rights plan, restricted equity plan, phantom equity plan, equity based compensation arrangement, bonus plan or arrangement, incentive award plan or arrangement, vacation policy, severance pay plan, policy or agreement, deferred compensation agreement or arrangement, executive compensation or supplemental income arrangement, consulting agreement, employment agreement, retention agreement, change of control agreement and each other benefit or compensation plan, agreement, arrangement, program, practice or understanding that is not described in clause (a) above.
“Plugging and Abandonment,” and “Plugged and Abandoned” and “Plug and Abandon” and its derivatives mean all plugging, replugging, abandonment and re-abandonment, equipment removal, disposal, or restoration associated with the properties and assets included in or burdened by the Assets, including all plugging and abandonment, dismantling, decommissioning, Remediation, removal, surface and subsurface restoration, site clearance and disposal of the Wells, well cellars, fixtures, flowlines, pipelines, structures, and personal property located on or associated with assets and properties included in the Assets and the lands burdened thereby, the removal and capping of all associated flowlines, field connections, transmission, and gathering lines, pit closures, the restoration of the surface, site clearance, any disposal of related waste materials, excluding NORM and asbestos, and obligations to obtain plugging exceptions for any Well with a current plugging exception, all in accordance with all applicable Laws and the requirements of Governmental Authorities, the terms and conditions of the Leases, Surface Rights and Rights of Way and Contracts.
“Pre-Closing Re-Domestication” means, prior to Closing and after the Pre-Closing Restructuring, the conversion of the Subject Company into a Texas limited liability company.
“Pre-Closing Re-Domestication Documents” means any agreement, instrument, certificate or other document to be executed and delivered by Seller, the Subject Company or any its Subsidiaries in connection with the Pre-Closing Conversion.
“Pre-Closing Restructuring” means, prior to Closing, (i) the conversion of the Subject Company into a Delaware limited liability company and (ii) the assignment to, and assumption by, Seller (or any of its Affiliates) of all outstanding obligations under the Intercompany Indebtedness.
“Pre-Closing Restructuring Documents” means any agreement, instrument, certificate or other document to be executed and delivered by Seller, the Subject Company or any its Subsidiaries in connection with the Pre-Closing Restructuring.
“Post-Effective Time Credit Document Indebtedness” means any Indebtedness of the Subject Company Group incurred pursuant to the Credit Documents after the Effective Time and the proceeds of which were paid in full to the Subject Company Group, together with any interest accrued thereon after the Effective Time (for the avoidance of doubt, excluding any interest earned on any Pre-Effective Time Credit Document Indebtedness).
“Post-Effective Time Period” means any Tax period beginning at or after the Effective Time.
“Post-Effective Time Taxes” means Taxes imposed on a member of the Subject Company Group attributable to any Post-Effective Time Period and the portion of any Straddle Period beginning at the Effective Time determined in accordance with Section 11.1.
“Pre-Effective Time Credit Document Indebtedness” means the Indebtedness of the Subject Company Group  incurred and outstanding pursuant to the Credit Documents as of the Effective Time, together with any interest accrued thereon after the Effective Time.
“Pre-Effective Time Period” means any Tax period ending before the Effective Time.
“Pre-Effective Time Taxes” means Taxes imposed on a member of the Subject Company Group attributable to any Pre-Effective Time Period and the portion of any Straddle Period ending immediately prior to the Effective Time determined in accordance with Section 11.1.
“Preferential Right” means any right or agreement that enables any Person to purchase or acquire any Oil and Gas Properties or portion thereof as a result of or in connection with (a) the transfer of the Subject Securities or direct or indirect change of control of any member of the Subject Company Group, (b) the indirect transfer of any Oil and Gas Properties or (c) the execution of this Agreement or the consummation of the transactions contemplated herein.
“Preliminary Settlement Statement” is defined in Section 2.7(a).

“Property Costs” means all operating expenses (including costs of insurance, rentals, shut-in payments, and title examination and curative actions and capital expenditures, and costs of drilling and completing wells, and costs of acquiring equipment) incurred in the ownership and operation of the Assets that are chargeable and overhead costs charged to the Subject Company Group by Third Party operators in respect of the Oil and Gas Properties under any applicable Contracts, but excluding (without limitation) liabilities, losses, costs and expenses attributable to Taxes; provided, however, solely for the purposes of Section 2.4(f)(ii), all references in this definition to “Assets” or the “Business” shall be deemed to be references to the “Excluded Assets”.
“Public Transaction Statement” is defined in Section 8.8.
“Purchaser” is defined in the introductory paragraph hereof.
[Redacted: Definition used in Section 8.13 dealing with employee matters, which has also been redacted].
“Purchaser Certificate” means the certificate delivered by Purchaser at the Closing pursuant to Section 10.3(e).
“Purchaser Group” means Purchaser, its Affiliates (including the members of each Subject Company Group following the Closing and any future Affiliates of Purchaser) and each of their respective shareholders, members, officers, directors, employees, agents, lenders, advisors, representatives, accountants, attorneys and consultants.
“Purchaser Guarantor” is defined in the recitals hereof.
“Purchaser Guaranty” is defined in the recitals hereof.
“Purchaser Prepared Returns” is defined in Section 11.3(b).
“Purchaser Releasing Group” is defined in Section 13.7(b).
“Purchaser’s Representatives” is defined in Section 8.1(a).
“Purchaser Tax Contest” is defined in Section 11.5(c).
[Redacted: Definition used in Section 8.13 dealing with employee matters, which has also been redacted].
“Reasonable Documentation” means, with respect to any Defect asserted by Purchaser:
(ah)A copy of any available title opinion or landman’s title report describing the asserted Title Defect;
(ai)A copy of the relevant document to the extent the basis of the alleged Defect is a document;
(aj)The assignment preceding and following a gap in the chain of title or a title opinion describing the gap in reasonable detail, to the extent the basis of the alleged Defect is a gap in any member of the Subject Company Group’s chain of title;
(ak)A copy of the document creating or evidencing the Lien or encumbrance, to the extent the basis of the alleged Defect is a Lien or encumbrance;

(al)A copy of the Phase I (or if applicable, Phase II) report describing in detail the Defect, to the extent the alleged Defect is an Environmental Defect; or
(am)Any other documents reasonably necessary for Seller and the Defect Referee (as well as any title attorney, examiner, or environmental consultant hired by such Persons) to verify and confirm the existence of and Defect Amount with respect to such alleged Defect.
“Ranger Legacy Assets” means any assets or properties held by Ranger Oil Corporation or any of its Subsidiaries on or prior to June 20, 2023.
“Records” means all books, records, files, data, information, drawings, and maps to the extent (and only to the extent) related to the Subject Securities, the Securities of any Subsidiaries of the Subject Company, any member of Subject Company Group, or the Assets, including electronic copies of all computer records where available, contract files, easement files, production, facility and well records and data (including well logs), division order files, title opinions and other title information (including abstracts, evidences of rental payments, maps, surveys, title curative documents and data sheets), hazard data, and surveys, operations records, production records, engineering files, and environmental records, seismic records and surveys, gravity maps, electric logs and other geological and geophysical data and records (including all mapping and other interpretations thereof), correspondence and books and records or documents relating to legal, accounting and Taxes, in each case, to the extent disclosure or transfer is not restricted, prohibited or subjected to payment of a fee, penalty or other consideration by any license agreement or other agreement with a Person other than Affiliates of Seller, or by applicable Law, or for which consent to transfer has been received or for which Purchaser has agreed in writing to pay such fee, penalty, or other consideration, as applicable, but excluding, however, in each case, the Excluded Records.
“Release” means any discharge, emission, release, spilling, leaking, pumping, pouring, placing, depositing, injecting, dumping, burying, leaching, migrating, abandoning or disposing into or through the environment of any Hazardous Substance, including the abandonment or discarding of barrels, containers and other closed receptacles containing any Hazardous Substance.
“Remediate” (and its derivatives) means any remedial, removal, response, investigation, monitoring, cure, construction, closure, disposal, testing, integrity testing, or other corrective actions required or allowed under applicable Environmental Laws to cure or remove a Release or a violation of or liability under Environmental Law in the lowest cost manner reasonably available, in each case taking into account permanent or non-permanent remedies or actions, including mechanisms to contain or stabilize Hazardous Substances, including monitoring site conditions, natural attenuation, risk based corrective action, institutional controls, or other appropriate restrictions on the Oil and Gas Properties, including caps, dikes, encapsulation or leachate collection systems to the extent permitted by Environmental Laws; provided, however, “Remediate” shall not include any obligations with respect to Plugging and Abandonment. The term “Remediation” shall have correlative meaning.
“Required Consent” means any Consent which, if not obtained in connection with the execution and delivery of this Agreement or any of the Transaction Documents or in connection with the consummation of the transactions and performance of the terms and conditions contemplated hereby or thereby, (a) would cause the termination of any Lease under the express terms thereof, or (b) as to any Consent with respect to any Lease, would require the payment by any member of a Subject Company Group or Purchaser of material liquidated damages pursuant to the express terms of such Lease or the applicable instrument such Consent.
“Right” means any option, warrant, convertible, exercisable or exchangeable security or other right, however denominated, to subscribe for, purchase or otherwise acquire any Security of any class, with or without payment of additional consideration in cash or property, either immediately or upon the occurrence of a specified date or a specified event or the satisfaction or happening of any other condition or contingency.
“Royalties” means all royalties (including lessor’s royalties, shut-in royalties and compensatory royalties), overriding royalties, reversionary interests, net profit interests, production payments, carried interests, non-participating royalty interests, reversionary interests and other royalty burdens and other interests payable out of production of Hydrocarbons from or allocated to the Oil and Gas Properties, DSUs or the proceeds thereof.
“SEC” means the United States Securities Exchange Commission.
“Securities” means any equity interests or other equity security of any class, any option, warrant, convertible, exercisable or exchangeable security (including any membership interest, equity unit, partnership interest, trust interest) or other right, however denominated, to subscribe for, purchase or otherwise acquire any equity interest or other equity security of any class, with or without payment of additional consideration in cash or property, either immediately or upon the occurrence of a specified date or a specified event or the satisfaction or happening of any other condition or contingency, including any Rights; provided, however, “Securities” expressly exclude any real property interests or interests in any Hydrocarbon leases, fee minerals, reversionary interests, non-participating royalty interests, executive rights, non-executive rights, royalties and any other similar interests in minerals, overriding royalties, reversionary interests, net profit interests, production payments, and other royalty burdens and other interests payable out of production of Hydrocarbons, including any Oil and Gas Properties.
“Securities Act” means the Securities Act of 1933, as amended.
“Seismic License” is defined in Section 8.16(a).
“Seller” is defined in the introductory paragraph hereof.
“Seller Combined Group” means any Combined Group of which Seller or an Affiliate of Seller (other than a member of the Subject Company Group), is or was the parent on or prior to the Closing Date.
“Seller Combined Return” means any Tax Return of a Seller Combined Group.
“Seller Group” is defined in Section 13.1.
[Redacted: Definition used in Section 8.13 dealing with employee matters, which has also been redacted]
“Seller Material Effect” means any event, change, effect, occurrence or circumstance that (a) has, or is reasonably likely to have, individually or in the aggregate, a material adverse effect on the ownership, operation, financial condition or results of operation of the Subject Company Group, the Subject Securities, any Securities of any Subsidiaries of the Subject Company, the Business or the Assets, taken as a whole, as currently operated as of the Execution Date, (b) is reasonably likely to result in Damages, individually or in the aggregate, in an amount in excess of [Redacted: Percentage] of the Unadjusted Purchase Price or (c) prevents or materially delays the performance of Seller’s or the Subject Company’s obligations and covenants hereunder that are to be performed at Closing (including Seller’s or the Subject Company’s obligations to consummate the transactions contemplated hereunder at the Closing); provided, however, that “Seller Material Effect” shall not include material adverse effects resulting from (i) general changes in Hydrocarbon or other commodity prices; (ii) changes in condition or developments generally applicable to the oil and gas industry in the United States or any area or areas where the Assets are located, including any increase in operating costs or capital expenses or any reduction in drilling activity or production; (iii) economic, financial, credit or political conditions and general changes in markets, including changes generally in supply, demand, price levels or interest or exchange rates; (iv) changes in condition or developments generally applicable to the oil and gas industry in any area or areas where the Assets are located; (v) acts of God, hurricanes, tornados, meteorological events, storms and pandemics (including COVID 19); (vi) orders, acts or failures to act of Governmental Authorities; (vii) labor unrest, strikes, civil unrest or similar disorder, terrorist acts, embargo, sanctions or interruption of trade, or any outbreak, escalation or worsening of hostilities or war; (viii) any reclassification or recalculation of reserves in the ordinary course of business; (ix) changes in Laws or the Accounting Principles or the interpretation thereof; (x) effects or changes that are cured or no longer exist by the earlier of the Closing and the termination of this Agreement pursuant to Article 12; (xi) any effect resulting from any action taken by Purchaser or any Affiliate of Purchaser, other than those expressly permitted in accordance with the terms of this Agreement; (xii) action taken by Seller or any Affiliate of Seller (including the Subject Company) with Purchaser’s written consent or that are otherwise permitted or prescribed hereunder; (xiii) any Casualty Event; (xiv) natural declines in well performance; (xv) any change in the financial condition or results of operation of Purchaser or its Affiliates; (xvi) any acts or omissions of Purchaser; (xvii) entering into this Agreement or the announcement of the transactions contemplated hereby or the performance of the covenants set forth in Article 8; or (xviii) any matters, facts, or disclosures set forth in the Disclosure Schedules, except to the extent and then only to the extent any of the events, changes or circumstances referred to in clauses (i) through (ix) above materially and disproportionately affect the Subject Company Group as compared to other participants of similar size in the industries in which the Subject Company Group operates.
“Seller Plan” is defined in Section 5.11(d).
“Seller Prepared Returns” is defined in Section 11.3(a).
“Seller Tax Contest” is defined in Section 11.5(b).
“Settlement Price” means, (a) in the case of gaseous Hydrocarbons, NYMEX national gas front month index price as of the Effective Time, and (b) in the case of crude oil, the NYMEX crude oil front month index as of the Effective Time, as applicable.
“Solvent” with respect to any Person, means that, as of any date of determination, (a) the fair saleable value of the assets of such Person on a consolidated basis, as of such date, exceeds the sum of all liabilities of such Person, including contingent and other liabilities, as of such date, (b) the fair saleable value of the assets of consolidated basis, as of such date, exceeds the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent liabilities) as such debts become absolute and matured and (c) such Person on a consolidated basis will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or will be engaged following such date.
“Special Warranty Defect” means any Title Defect with respect to any Oil and Gas Property that is asserted by Purchaser pursuant to one or more valid Defect Notices prior to the Defect Deadline if such Title Defect would also constitute a breach of the Special Warranty.

“Special Warranty” means Seller’s representations and warranties set forth in Section 5.35.
“Specified Company” has the meaning set forth on Part A of Schedule 1.1.
“Specified Company Group” means the Specified Company, its Affiliates (including any future Affiliates of the Specified Company) and each of their respective shareholders, members, officers, directors, employees, agents, lenders, advisors, representatives, accountants, attorneys and consultants.
“Specified Liabilities” means [Redacted].
“Straddle Period” means any Tax period beginning before and ending after the Effective Time.
“Subject Company” is defined in the introductory paragraph hereof.
“Subject Company Group” means the Subject Company and each of its Subsidiaries.
“Subject Company Group Plans” is defined in Section 5.11(d).
“Subject Company Group Indemnified Parties” is defined in Section 8.12(a).
“Subject Formation” means, subject to exceptions or exclusions as noted on Exhibit A-2 or Exhibit A-3 as to any applicable Well or DSU:
(an)for each producing (or capable of producing) Well with a positive Allocated Value, the depths from which such Well is producing;
(ao)for each Well with a positive Allocated Value that has been drilled but has not been completed, the formation identified for such Well on Exhibit A-2; and
(ap)for each DSU with a positive Allocated Value, the formation identified for such DSU on Exhibit A-3;
provided, however, that subject to any exceptions or exclusions as noted on Exhibit A as to any applicable Well or DSU.
“Subject Marks” is defined in Section 8.11.
“Subject Securities” is defined in the recitals hereof.
“Subsidiary” means, with respect to a specified Person, any corporation, partnership, limited liability company, limited liability partnership, joint venture, or other legal entity of which the specified Person (either alone or through or together with any other Subsidiary) owns, directly or indirectly, more than fifty percent (50%) of the voting Securities, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such legal entity, or of which the specified Person controls the management. Notwithstanding anything to the contrary in this Agreement, prior to the Closing, the Subject Company shall be considered a Subsidiary of Seller, and after the Closing, the Subject Company shall be considered a Subsidiary of Purchaser.

“Surface Rights and Rights of Way” is defined in subsection (d) of the definition of “Assets”.
“Suspense Funds” means any and all Royalties and other amounts held in suspense by any member of the Subject Company Group as of the Closing, and any interest accrued in escrow accounts for such suspended funds.
“Target Closing Date” is defined in Section 10.1.
“Tax Allocation” is defined in Section 11.7(b).
“Tax Return” means any return, declaration, report, claim for refund, or information return or statement, including any schedule or attachment thereto and any amendment thereof, filed or required to be filed with any Governmental Authority with respect to Taxes.
“Taxes” means any taxes, assessments, and other governmental charges in the nature of a tax imposed by any Governmental Authority, including income, profits, gross receipts, employment, stamp, occupation, premium, alternative or add-on minimum, ad valorem, property, transfer, value added, sales, use, gross receipts, customs, duties, capital stock, franchise, excise, withholding, social security (or similar), unemployment, disability, payroll, windfall profit, severance, production, estimated or other tax, and any interest, penalty or addition thereto.
“Termination Date” is defined in Section 12.1.
“Third Party” means any Person other than Seller or other member of the Seller Group, Purchaser or other member of the Purchaser Group, the Subject Company or any of its or their respective Affiliates as of the applicable date of determination.
“Third Party Claim” is defined in Section 13.5(c).
“Title Benefit” means the aggregate title of the Subject Company Group in and to each applicable Subject Formation of the DSUs and Wells that, as of the Effective Time, the Closing Date and all times in between, except for and subject to Permitted Encumbrances, is (x) deducible of record, or (y) beneficial title evidenced by non-consent elections, in each case, made or delivered pursuant to joint operating agreements, pooling agreements, pooling Orders or unitization agreements, in Seller’s or the Subject Company Group’s Records; and:
(aq)as to the applicable Subject Formation, entitles the Subject Company Group to receive a Net Revenue Interest in the case of any Well or DSU, greater than the Net Revenue Interest shown in Exhibit A-2 for such Well or to Exhibit A-3 for such DSU, as applicable, except, in each case, as otherwise stated in Exhibit A; or
(ar)as to the applicable Subject Formation, obligates the Subject Company Group to bear a Working Interest, in the case of any Well or DSU, less than the Working Interest percentage shown in Exhibit A-2 with respect to such Well or Exhibit A-3 with respect to such DSU, as applicable, except (i) as stated in Exhibit A and (ii) decreases that are accompanied by no or a less than proportionate decrease in the Subject Company Group’s Net Revenue Interest.
“Title Benefit Amount” is defined in Section 3.2(e).
“Title Benefit Notice” is defined in Section 3.2(b).
“Title Defect” means [Redacted].

“Title Defect Deductible” means [Redacted: Deductible Amount].
“Title Disputed Matter” is defined in Section 3.2(i)(ii).
“Title Referee” is defined in Section 3.2(i)(ii).
“Transaction Costs” means [Redacted].
“Transaction Documents” means (a) this Agreement, (b) the Assignment, (c) the Excluded Asset Assignments, (d) the Confidentiality Agreement, (e) the Escrow Agreement, (f) the Purchaser Guaranty and (g) each other agreement, document, certificate, or other instrument that is contemplated to be executed by and between the Parties (or their Affiliates) pursuant to or in connection with any of the foregoing. When Transaction Documents is used with respect to a specific Person, it means only those Transaction Documents to which such Person is a party.
“Transfer Taxes” means any sales, use, transfer, stamp, documentary, registration, excise or similar Taxes.
“Treasury Regulations” means the final or temporary regulations promulgated by the U.S. Department of the Treasury under the Code.
“Unadjusted Purchase Price” is defined in Section 2.2.
“Unaudited 2024 Financials” is defined in Section 5.6.
“Units” is defined in subsection (a) of the definition of “Assets”.
“VDR” means that certain virtual data room maintained by or on behalf of Seller and the Subject Company at https://secure.smartroom.com.
“WARN Act” means the Worker Adjustment and Retraining Notification Act of 1988, as amended, and any similar state or local applicable Law addressing employment losses, mass layoffs or plant closings.
“Wells” is defined in subsection (b) of the definition of “Assets”.
“Withholding Agent” is defined in Section 2.8.
“Working Capital Assets” means the current assets of the Subject Company Group as of the Effective Time (including all Cash and Cash Equivalents), each determined in accordance with Accounting Principles but (a) including oil country tubular goods, inventory, spare parts, backup tangible inventory and other inventory (whether on location or in transit) that are booked under IFRS as property, plant and equipment, materials and supplies, other assets that are set forth on Schedule WC, and (b) excluding any (i) Tax assets, (ii) current assets constituting Excluded Assets and current assets associated with discontinued operations, (iii) the Subject Company Group’s entitlement of any linefill or tank bottoms (but not including merchantable Hydrocarbons in tanks or storage facilities) produced from or credited to the Assets and (iv) current assets constituting any compressor equipment leases, amine unit leases, and other field equipment rental leases, in each case, on or as of the Effective Time.
“Working Capital Liabilities” means the current liabilities of the Subject Company Group as of the Effective Time (including any Indebtedness, for the avoidance of doubt, including both the short-term portion and long-term portion of such Indebtedness), each determined in accordance with Accounting Principles (a) but excluding any (i) Tax liabilities;

(ii) Plugging and Abandonment or asset retirement obligations; (iii) Environmental Liabilities; (iv) Transaction Costs; (v) any Credit Document Indebtedness (including, for the avoidance of doubt, any accrued fees or interest (in kind or in cash) thereon); (vi) any Intercompany Indebtedness (including, for the avoidance of doubt, any accrued fees or interest (in kind or in cash) thereon and (vii) any amounts that are owed under any compressor equipment leases, amine unit leases, and other field equipment rental leases with respect to any periods after the Effective Time; and/or (vii) any insurance premiums attributable to the insurance policies held by the Subject Company Group solely to the extent attributable to policy periods on and after the Effective Time and (b) including accrued liabilities (for the avoidance of doubt, including both the short-term portion and long-term portion of such accrued liabilities) with respect to any salary, cash-based incentive compensation (other than with respect to any outstanding awards under the Incentive Plan) and other employee benefits.
“Working Interest” means, with respect to any Oil and Gas Property or DSU, the percentage of costs and expenses associated with the exploration, drilling, development, operation, maintenance and abandonment on or in connection with such Oil and Gas Property or DSU required to be borne with respect thereto, but without regard to the effect of any Royalties.
Section 1.2Interpretation. In this Agreement, unless a clear contrary intention appears: (a) the singular form includes the plural form and vice versa; (b) reference to any Person includes such Person’s successors and assigns but only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually; (c) reference to any gender includes each other gender; (d) reference to any agreement (including this Agreement), document, or instrument means, unless specifically provided otherwise, such agreement, document, or instrument as amended or modified and in effect from time to time in accordance with the terms thereof; (e) reference to any Law means, unless specifically provided otherwise, such Law as amended, modified, codified, replaced, or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder and reference to any section or other provision of any Law means, unless specifically provided otherwise, that provision of such Law from time to time in effect and constituting the substantive amendment, modification, codification, replacement, or reenactment of such section or other provision; (f) reference in this Agreement to any Article, Section, Appendix, Schedule, or Exhibit means such Article or Section hereof or Appendix, Schedule or Exhibit hereto; (g) “hereunder”, “hereof”, “hereto”, and words of similar import shall be deemed references to this Agreement as a whole and not to any particular Article, Section, or other provision thereof; (h) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding such term; (i) “or” is not exclusive; (j) relative to the determination of any period of time, “from” means “from and including” and “to” means “to but excluding”; (k) the Schedules and Exhibits attached to this Agreement shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein; provided that in the event a word or phrase defined in this Agreement is expressly given a different meaning in any Schedule or Exhibit, such different definition shall apply only to such Schedule or Exhibit defining such word or phrase independently, and the meaning given such word or phrase in this Agreement shall control for purposes of this Agreement, and such alternative meaning shall have no bearing or effect on the interpretation of this Agreement; (l) all references to “Dollars” means United States Dollars; (m) references to “days” shall mean calendar days, unless the term “Business Days” is used, and (n) except as otherwise provided herein, all actions which any Person may take and all determinations which any Person may make pursuant to this Agreement may be taken and made at the sole and absolute discretion of such Person, (o) any references to the Subject Company Group shall include each and any member of the Subject Company Group and (p) any reference in this Agreement to “made available” or “provided” to Purchaser or its Representatives means a document or other item of information that was provided or made available to Purchaser or its Representatives in the VDR in connection with the transactions contemplated by this Agreement at least one (1) Business Day prior to the Execution Date.
Article 2

PURCHASE AND SALE
Section 2.1Purchase and Sale. At Closing and after giving effect to the Pre-Closing Restructuring and, to the extent applicable, the Pre-Closing Re-Domestication, and subject to the terms and conditions contained in this Agreement, Seller agrees to sell, transfer, convey, assign and deliver to Purchaser, and Purchaser agrees to purchase, accept and pay for, Seller’s interest in and to the Subject Securities, free and clear of all Liens, except Permitted Securities Liens.
Section 2.2Purchase Price.
(a)The aggregate consideration payable by the Purchaser for the Subject Securities shall be Two Billion Three Hundred and Five Million Dollars ($2,305,000,000.00) in cash (the “Unadjusted Purchase Price”).
(b)The Unadjusted Purchase Price shall be adjusted as provided in Section 2.4 (as so adjusted, the “Adjusted Purchase Price”).
Section 2.3Performance Deposit.
(a)No later than 5:00 pm Central Time on the date one (1) Business Day after the Execution Date, Purchaser shall deposit with the Escrow Agent an amount equal to Two Hundred Million Dollars ($200,000,000.00) (such amount, together with any and all interest and earnings accrued thereon under the Escrow Agreement after the Execution Date, the “Performance Deposit”) via wire transfer of immediately available funds to the account or accounts designated by the Escrow Agreement, such Performance Deposit to be held by the Escrow Agent in accordance with the terms of this Agreement and the Escrow Agreement.
(b)In the event that Closing occurs, then on the Closing Date the entirety of the Performance Deposit shall be applied toward the Adjusted Purchase Price and shall be disbursed as provided in Section 10.2(b) and Section 10.3(c).
(c)If for any reason this Agreement is terminated in accordance with Section 12.1, then the Performance Deposit shall be disbursed as provided in Section 12.2.
Section 2.4Adjustments to the Unadjusted Purchase Price. The Unadjusted Purchase Price shall be adjusted, without duplication, as follows:
(a)increased or decreased with respect to the Effective Time Working Capital as follows:
(i)increased, by an amount equal to the Effective Time Working Capital in the event the Effective Time Working Capital is a positive amount;
(ii)decreased, by an amount equal to the absolute value of the Effective Time Working Capital of the Subject Company Group in the event the Effective Time Working Capital is a negative amount;

(b)increased, by an amount equal to the aggregate amount, if any, of all Cash and Cash Equivalent capital contributions made by Seller after the Effective Time to the Subject Company Group with the prior written consent of Purchaser;
(c)increased or decreased with respect to certain Indebtedness of the Subject Company Group as follows:
(i)decreased by an amount, if any, equal to any Pre-Effective Time Credit Document Indebtedness (expressly including any fees, charges or penalties associated with the retirement of such Credit Document Indebtedness) that is paid or satisfied by the Subject Company Group during the period after the Effective Time and prior to the Closing or that remains outstanding following the application of the Closing Payment pursuant to Section 2.6, excluding any payments made at the Closing from the proceeds of the Closing Payment or the Closing Distribution;
(ii)increased by an amount, if any, equal to any Post-Effective Time Credit Document Indebtedness (including any interest accrued thereon), that is paid or satisfied out of the proceeds of the Closing Payment or Closing Distribution under Section 2.6;
(iii)decreased by an amount, if any, equal to any Indebtedness (other than Credit Document Indebtedness) of the Subject Company Group (expressly including any fees, charges or penalties associated with the retirement of such Indebtedness) incurred from and after the Effective Time and prior to the Closing Date that is paid or satisfied by the Subject Company Group during the period after the Effective Time and prior to the Closing, excluding any payments made at the Closing from the proceeds of the Closing Payment or the Closing Distribution and, for the avoidance of doubt, any transactions in connection with the Pre-Closing Restructuring; and
(iv)increased by an amount, if any, equal to the proceeds of any Indebtedness (other than Credit Document Indebtedness) of the Subject Company Group that is received by or paid for the benefit or account of the Subject Company from and after the Effective Time and prior to the Closing Date to the extent such Indebtedness is paid or satisfied from the proceeds of the Closing Payment or the Closing Distribution;
(d)decreased by the amount, if any, of all Leakage occurring on or after the Effective Time and prior to or at the Closing (including, without duplication, the Closing Distribution);
(e)decreased, in accordance with Section 3.2(g) with respect to Defects;
(f)increased or decreased with respect to Excluded Assets as follows:
(i)increased, by an amount equal to the aggregate amounts of Cash and Cash Equivalents received by the Subject Company Group attributable to or earned from any Excluded Assets during any period from and after the Effective Time;
(ii)decreased, by the amount of all Property Costs and other costs and expenses (other than Taxes) paid by the Subject Company Group, including all prepaid costs and expenses that are incurred in connection with the ownership or operation of the Excluded Assets, after the Effective Time;
(g)decreased, by an amount equal to the Transaction Costs (i) paid by the Subject Company Group after the Effective Time and prior to Closing or (ii) that remain outstanding and are the obligation of the Subject Company Group as of the Closing (and that are not satisfied in full out of the proceeds of the Closing Payment or Closing Distribution under Section 2.6);

(h)increased or decreased with respect to Taxes as follows:
(i)increased, by (A) the amount of all Post-Effective Time Taxes that are paid or otherwise economically borne by Seller or any Affiliate of Seller (other than a member of the Subject Company Group), and (B) the amount of all Post-Effective Time Taxes that are paid or otherwise economically borne by any member of the Subject Company Group prior to the Effective Time;
(ii)decreased, by the amount of all Pre-Effective Time Taxes that are (A) paid or otherwise economically borne by Purchaser, (B) paid or otherwise economically borne by any member of the Subject Company Group after the Effective Time but prior to the Closing Date or (C) accrued but unpaid as of the Closing Date, which shall not be less than zero for any tax in any jurisdiction (excluding Taxes attributable to a member of the Subject Company Group being a part of a Seller Combined Group), as determined in accordance with Section 11.1, and, in each case, not otherwise economically borne by Seller or any Affiliate of Seller (other than a member of the Subject Company Group);
(iii)increased by the amount of any and all claims for refunds or credits owed to any member of the Subject Company Group from any Governmental Authority or Third Party to the extent related or attributable to periods prior to the Effective Time;
(iv)increased, by the Overhead Reimbursement Amount;
(i)decreased, by an amount equal to one hundred percent (100%) of any costs, penalties, expenses or other Damages paid by the Subject Company Group under the terms of the [Redacted: confidential third party] Rig Contract after the Effective Time in connection with the cancellation or termination of the [Redacted: confidential third party] Rig Contract; and
(j)increased, or decreased, as applicable, by any other amounts provided for elsewhere in this Agreement as expressly increasing or decreasing the Unadjusted Purchase Price or otherwise agreed upon in writing by Seller and Purchaser.
Section 2.5Adjustment Procedures.
(a)All adjustments to the Unadjusted Purchase Price shall be made (i) in accordance with the terms of this Agreement and, to the extent not inconsistent with this Agreement and otherwise applicable, in accordance with IFRS, as applied by the Subject Company Group consistent with the audited consolidated financial statements of Baytex Energy Corp. for the fiscal year ended December 31, 2024 (the “Accounting Principles”) except that the Accounting Principles shall not apply to any adjustments to the extent inconsistent with the provisions of Section 11.1 and (ii) without duplication (for the avoidance of doubt, submission of a proposed adjustment pursuant to this Agreement that fails to conform to the Accounting Principles, while subject to resolution pursuant to Section 2.7, shall not be deemed a breach of this Agreement). For the avoidance of doubt, no item that is included in or taken into account in the determination of the calculation of Effective Time Working Capital of the Subject Company Group shall be subject to any other adjustment to the Unadjusted Purchase Price. When available, actual figures will be used for the adjustments to the Unadjusted Purchase Price at Closing. To the extent actual figures are unavailable, the Preliminary Settlement Statement will contain reasonable, good faith estimates (which will include reasonable, good faith estimates of revenues even if such revenues as of such time have not been collected), subject to final adjustments in accordance with the terms hereof.
(b)Notwithstanding anything to the contrary in this Agreement, in determining the adjustments contemplated under Section 2.4(a), the following shall be taken into account to the extent not in express conflict with the definitions of Effective Time Working Capital, Working Capital Assets and Working Capital Liabilities; provided, the following shall in no way be construed as a limitation to the definition of any of Effective Time Working Capital, Working Capital Assets and Working Capital Liabilities:
(i)the following shall be deemed to constitute Working Capital Assets (without duplication and subject to the exclusions of Working Capital Assets set forth in the definition thereof):
(A)all Cash and Cash Equivalents of the Subject Company Group at the Effective Time, and all unpaid refunds on deposits, prepayments or similar items and all unpaid insurance proceeds receivable by the Subject Company Group attributable to periods prior to the Effective Time;
(B)the amount of all pre-paid or deposited Property Costs paid by or on behalf of the Subject Company Group prior to the Effective Time that are attributable to the ownership of the Assets after the Effective Time that are not reimbursed or repaid to the Subject Company Group prior to the Effective Time, including (1) bond and insurance premiums and deductibles paid or borne by or on behalf of the Subject Company Group with respect to any period after the Effective Time (prorated as applicable, and, with respect to any insurance premiums pertaining to insurance policies that will not be retained by a member of the Subject Company Group after Closing, limited only to prepayments for the period between the Effective Time and Closing), (2) Royalties, (3) cash calls to Third Party operators, (4) bonus, lease extensions, rentals and other lease maintenance payments not due or payable until after the Effective Time and (5) annual registration fees and/or well registration fees attributable to any period after the Effective Time (prorated as applicable), but in any event excluding amounts attributable to Excluded Assets;
(C)the Subject Company Group’s entitlement of any merchantable Hydrocarbons in tanks or storage facilities produced from or credited to the Assets (but excluding tank bottoms or linefill) associated with the Assets at the Effective Time based upon the quantities in tanks or storage facilities as of the Effective Time multiplied by the applicable Settlement Price;
(D)unpaid proceeds, receivables and amounts earned as of the Effective Time from the sale of Hydrocarbons produced from or attributable to the Oil and Gas Properties, in each case, net of any applicable Customary Hydrocarbon Deductions, together with any other unpaid amounts receivables earned by or owed to the Subject Company Group, in each case during any period before the Effective Time to the extent reasonably likely to be received by the Subject Company Group no later than one hundred twenty (120) days after the Closing Date (provided, that any amounts in respect of Suspense Funds or Imbalances shall not be subject to the foregoing one hundred twenty (120) day period);
(E)if any member of the Subject Company Group is the operator under an operating agreement covering any of the Assets or assets then owned by any member of the Subject Company Group, an amount equal to the Property Costs paid before the Effective Time by the Subject Company Group, Seller or any of its or their Affiliates on behalf of the other joint interest owners without reimbursement prior to the Effective Time (including through netting of revenues paid to such joint interest owners) that are attributable to periods after the

Effective Time, in each case, only to the extent that such Property Costs are (1) permitted to be charged to such joint interest owners under the applicable joint operating agreement, unit operating agreement, pooling agreement, pooling order or production sharing agreement or similar Contract and (2) reasonably likely to be received by the Subject Company Group (x) no later than one hundred twenty (120) days after the Closing Date (provided, that this clause (x) shall not apply to any amounts in respect of Suspense Funds or Imbalances) or (y) recovered from such Third Party via netting of offsets under applicable Contracts);
(F)other income earned by the Subject Company Group with respect to the Assets as of the Effective Time; and
(G)with respect to any Imbalances where the Subject Company Group is underproduced as to Hydrocarbons or has overdelivered Hydrocarbons, an amount equal to the aggregate amount owed by Third Parties to the Subject Company Group for such Imbalances as of the Effective Time on the basis of the applicable Settlement Price.
(ii)the following shall be deemed to constitute Working Capital Liabilities (without duplication and subject to the exclusions of Working Capital Liabilities set forth in the definition thereof):
(A)the amount of all Property Costs and other costs and expenses (other than Taxes) payable by the Subject Company Group that are unpaid as of the Effective Time that are attributable to operations with respect to the Assets that were conducted prior to the Effective Time and the amount of any trade debits, accounts payable, notes payable and other similar payables owed by the Subject Company Group attributable to the period prior to the Effective Time;
(B)with respect to any Imbalances where the Subject Company Group is overproduced as to Hydrocarbons or has underdelivered Hydrocarbons, an amount equal to the aggregate amount owed by the Subject Company Group to Third Parties for such Imbalances as of the Effective Time on the basis of the applicable Settlement Price; and
(C)liabilities for all Royalties or, solely with respect to revenues received from and after June 20, 2023, interests held by other working interest owners with respect to any of the Oil and Gas Properties and Suspense Funds attributable to Hydrocarbons produced for the period prior to the Effective Time.
(c)All adjustments and payments made pursuant to this Article 2 shall be without duplication of any other amounts paid or received under this Agreement.
(d)For purposes of allocating Hydrocarbon production (and accounts receivable with respect thereto), (i) liquid Hydrocarbons shall be deemed to be “from or attributable to” the Oil and Gas Properties when they are produced into the tank batteries related to each Well and (ii) gaseous Hydrocarbons shall be deemed to be “from or attributable to” the Oil and Gas Properties when they pass through the delivery point sales meters or similar meters at the point of entry into the pipelines through which they are transported. The Parties shall use reasonable interpolative procedures to arrive at an allocation of Hydrocarbon production when exact meter readings, gauging or strapping data are not available.
(e)Surface use or damage fees and other Property Costs that are paid periodically (including deficiency or shortfall payments pertaining to minimum volume commitments or similar requirements that accrue on a periodic basis (e.g., quarterly, semi-annually or annually)) shall be prorated based on the number of days in the applicable period falling on or before, or after, the Effective Time.
(f)“earned” and “incurred,” as used in Section 2.4 and this Section 2.5, shall be interpreted in accordance with accounting recognition guidance under the Accounting Principles.
Section 2.6Closing Date Flow of Funds. Contemporaneously with Closing:
(a)The Closing Payment shall be disbursed at the Closing as follows:
(i)First, to the amount of any Credit Document Indebtedness of the Subject Company Group (or of Seller or its Affiliates) (including any Post-Effective Time Credit Document Indebtedness) outstanding as of the Closing Date, to the applicable holders of such Credit Document Indebtedness, including any such amounts required under the Credit Documents to be paid in order to obtain at Closing the releases, terminations and instruments referenced in Section 10.2(f) that constitute or create any Liens binding on the Assets, Subject Securities and/or any Securities of Subsidiaries of the Subject Company that secure any such Credit Document Indebtedness;
(ii)Second, to the extent any Transaction Costs are due and payable or outstanding as of Closing, to the Persons owed any such Transaction Costs; and
(iii)Third, the remainder to the Person(s) and account(s) designated by Seller in the Preliminary Settlement Statement.
(b)Seller shall cause the members of the Subject Company Group to make the Closing Distribution to the Person(s) and account(s) designated by Seller in the Preliminary Settlement Statement.
Section 2.7Closing Payment and Post-Closing Adjustments.
(a)Not later than five (5) Business Days prior to the Closing Date, Seller shall prepare and deliver, or cause to be prepared and delivered, to Purchaser, a draft preliminary settlement statement (the “Preliminary Settlement Statement”) setting forth (i)  Seller’s good faith estimate of the portion of the Adjusted Purchase Price as of the Closing Date after giving effect to all adjustments set forth in Section 2.4, (ii) the Persons, accounts and amounts of disbursements that are required to receive such amounts in accordance with Section 2.6 (including the amounts Seller designates and nominates to receive the portions of the Closing Payment, Closing Distribution under Section 2.6(a)(iii) and Section 2.6(b)), and (iii) the wiring instructions for all such payments and disbursements. Seller shall supply to Purchaser reasonable documentation in the possession of Seller and the Subject Company Group to support the items for which adjustments are proposed or made in any such Preliminary Settlement Statement and a brief explanation of any such adjustments and the reasons therefor. Within three (3) Business Days after receipt of the draft Preliminary Settlement Statement, Purchaser may deliver to Seller a written report containing all changes that Purchaser proposes to be made to the Preliminary Settlement Statement, if any, together with a brief explanation of any such changes, and Seller shall consider such changes in good faith. The Preliminary Settlement Statement, as agreed upon by the Parties, will be used to adjust the Unadjusted Purchase Price at Closing (such estimated Adjusted Purchase Price, the “Closing Adjusted Purchase Price”); provided, that if the Parties cannot agree on all adjustments set forth in the Preliminary Settlement Statement prior to the Closing, then any such unagreed adjustments as set forth in the Preliminary Settlement Statement as presented by Seller will be used to adjust the Unadjusted Purchase Price at Closing (including with respect to any disputed Defects, Title Benefits). Purchaser’s acceptance of the Preliminary

Settlement Statement shall not be deemed to constitute its agreement to the adjustments set forth in the Preliminary Settlement Statement for purposes of Section 2.7(b) or prejudice any of its rights under Section 2.7(b) or Section 2.7(d).
(b)As soon as reasonably practicable after the Closing, but not later than one hundred twenty (120) days following the Closing Date, Purchaser shall prepare and deliver to Seller a draft final settlement statement setting forth the final calculation of the Adjusted Purchase Price and showing the calculation of each adjustment under Section 2.4, based on the most recent actual figures for each adjustment. Purchaser shall make reasonable documentation in the possession of Purchaser or the Subject Company Group available to support the final figures. As soon as reasonably practicable, but not later than the thirtieth (30th) day following receipt of Purchaser’s statement hereunder, Seller may deliver to Purchaser a written report containing any changes that Seller proposes be made in such statement, if any, together with a brief explanation of any such changes. Any changes not so specified in such written report shall be deemed waived and Purchaser’s determinations with respect to all such elements of a final settlement statement that are not addressed specifically in such report shall prevail. If Seller fails to timely deliver a written report to Purchaser containing changes Seller proposes to be made to a final settlement statement, such final settlement statement as delivered by Purchaser will be deemed to be correct and mutually agreed upon by the Parties and will be final and binding on the Parties and not subject to further audit or arbitration. The Parties shall undertake to agree on the final statement of the Adjusted Purchase Price no later than forty-five (45) days following Seller’s receipt of Purchaser’s statement delivered hereunder. In the event that the Parties cannot reach agreement as to any final settlement statement of the Adjusted Purchase Price or portion thereof within such period of time, either Party may refer the items of adjustment which are in dispute or the interpretation or effect of this Section 2.7(b) to a nationally recognized independent accounting firm or consulting firm mutually acceptable to Seller and Purchaser (the “Accounting Referee”) for review and final determination by arbitration. The Accounting Referee shall conduct the arbitration proceedings in Houston, Texas in accordance with the Commercial Arbitration Rules of the AAA, to the extent such rules do not conflict with the terms of this Section 2.7(b). If the Parties are unable to mutually agree upon an Accounting Referee, then the Houston office of the AAA shall choose such Accounting Referee. The Accounting Referee, once appointed, shall have no ex parte communications with the Parties concerning the expert determination or the items of adjustment which are in dispute. All communications between any Party and the Accounting Referee shall be conducted in writing, with copies sent simultaneously to the other Party in the same manner, or at a meeting to which all Parties have been invited and of which such Parties have been provided at least five (5) Business Days’ notice. The Accounting Referee’s determination shall be made within fifteen (15) days after submission of the matters in dispute and shall be final and binding on all Parties, without right of appeal, absent manifest error. In determining the amount of any adjustment to the Adjusted Purchase Price, the Accounting Referee shall be bound by the terms of Section 2.4 and shall select the position of Seller, on the one hand, or Purchaser, on the other hand, for each of the issues presented to the Accounting Referee. The Accounting Referee shall act as an expert for the limited purpose of determining the specific disputed aspects of Adjusted Purchase Price adjustments submitted by any Party and may not award damages, interest, or penalties to any Party with respect to any matter. The costs of the Accounting Referee and the reasonable legal costs and other expenses incurred by the Parties in connection with the Accounting Referee process shall be borne pro rata between Seller, on the one hand, and Purchaser, on the other hand, with each such Parties being responsible for such costs and expenses to the extent the Accounting Referee has not selected such Parties’ position on an aggregate dollar basis with respect to all amounts submitted for resolution by the Accounting Referee.
(c)Seller shall assist Purchaser in preparation of the final settlement statement of the Adjusted Purchase Price under Section 2.7(b) by furnishing invoices, receipts, reasonable access to personnel and such other assistance as may be reasonably requested by Purchaser to facilitate such process post-Closing. Following the Closing and until the Adjusted Purchase Price is finalized, Purchaser and the Subject Company shall promptly (i) make available to Seller all Records, including all invoices and receipts, and (ii) provide reasonable access to Purchaser and its Affiliate’s personnel during normal business hours, in order for Seller to review and audit the proposed final settlement statement(s) proposed by Purchaser.
(d)Within five (5) Business Days after the earlier of (A) the expiration of Seller’s thirty (30) day review period without delivery of any written report or objections by Seller or (B) if Seller delivers any such report or objection, the date on which the Parties or the Accounting Referee finally determine the Adjusted Purchase Price:
(i)if the Adjusted Purchase Price, as finally determined, exceeds the Closing Adjusted Purchase Price then promptly (and in any event within three (3) Business Days following the final determination of the Adjusted Purchase Price) Purchaser shall pay to the Persons as directed by Seller by wire transfer of immediately available funds to an account(s) designated by Seller in writing an amount in cash equal to such excess, if any; or
(ii)if the Closing Adjusted Purchase Price exceeds the Adjusted Purchase Price, as finally determined then promptly (and in any event within three (3) Business Days following the final determination of the Adjusted Purchase Price) Seller shall pay to the Persons as directed by Purchaser by way of immediately available funds to an account(s) designated by Purchaser in writing in amounts in cash equal to such excess, if any.
(e)All cash payments made or to be made under this Agreement to or at the direction of Seller shall be made by electronic transfer of immediately available funds to such bank and account as may be specified by Seller in writing. All cash payments made or to be made under this Agreement to or at the direction of Purchaser shall be made by electronic transfer of immediately available funds to such bank and account as may be specified by Purchaser in writing.
(f)All adjustments and payments made pursuant to this Article 2 shall be without duplication of any other amounts paid, credited, debited, or received under this Agreement.
Section 2.8Withholding. Purchaser, the Subject Company and any other Person that has any withholding obligation with respect to any payment made pursuant to this Agreement (each, a “Withholding Agent”) shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as are required to be withheld under the Code or any other applicable provision of state or local Law relating to Taxes; provided, however, that the applicable Withholding Agent shall, prior to any deduction or withholding, use commercially reasonable efforts to (i) provide to Seller notice of its intent to so deduct and withhold reasonably in advance of any such deduction or withholding, along with a description of the legal basis therefor, (ii) cooperate with Seller to minimize the amount of any applicable withholding to the Seller to the extent permitted by applicable Law, and (iii) consider in good faith any claim by Seller that such withholding is not required or should be imposed at a reduced rate, and (b) Seller shall be given a reasonable opportunity to provide any certificates or other documentation which might reduce or eliminate any such deduction or withholding. Any amounts that are deducted or withheld shall be promptly paid over to the applicable Governmental Authority and shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Article 3

TITLE AND ENVIRONMENTAL MATTERS
Section 3.1Title and Environmental Matters. Purchaser hereby acknowledges and agrees, without limitation of Seller’s representations and warranties set forth in Section 5.8, Section 5.13, Section 5.15(a), Section 5.16(a), (b) and (c), Section 5.17, Section 5.18, Section 5.21, Section 5.22, Section 5.33, and Section 5.36, (and the applicable indemnity rights of Purchaser under Section 13.2(c) with respect to such representations and warranties) or the indemnities in Section 13.2(d) (with respect to clauses (a), (b) and (g) of the definition of “Specified Liabilities”), prior to Closing, this Article 3, the conditions to Closing set forth in Article 9, and the rights and remedies set forth in Article 12 sets forth Purchaser’s sole and exclusive remedy against any member of the Seller Group with respect to (i) any Defect, (ii) the failure of the Subject Company Group, Subject Company or any other Person to have title to any of the Assets (whether Defensible Title or otherwise), and (iii) the existence of any Environmental Defect, Environmental Liabilities, Release of Hazardous Substances, or any other environmental condition or obligation with respect to the Subject Company Group, the Subject Company and/or the Assets.
Section 3.2Defects; Adjustments.
(a)Notice of Defects. As a condition to Purchaser asserting any claim with respect to any alleged Defect, Purchaser must deliver to Seller a valid Notice or Notices (each a “Defect Notice”) with respect to such alleged Defect on or before 5:00 p.m. Central Time on December 22, 2025 (the “Defect Deadline”); provided, that Purchaser shall use commercially reasonable efforts to provide to Seller weekly written updates no later than 5:00 p.m. Central Time on each Friday between the Execution Date and the Defect Deadline (which may be amended or supplemented by a Defect Notice) that describe any alleged Defects identified by or on behalf of Purchaser or Purchaser’s Representatives during the prior calendar week; provided, further, that Purchaser’s failure to provide such preliminary updates or notices with respect to any Defect shall not in any way prejudice or restrict Purchaser’s right to subsequently assert such Defect in a Defect Notice on or before the Defect Deadline, nor shall such failure be deemed a breach of this Agreement. In order to be a valid Defect Notice as to each alleged Defect, each such Notice shall be in writing and must include:
(i)a description of the alleged Defect;
(ii)a description of the Asset, including, if applicable, the DSU or Well and Subject Formation(s) subject to such alleged Defect;
(iii)if applicable, the Allocated Value of each Asset subject to the alleged Defect;
(iv)Purchaser’s good faith reasonable estimate of the Defect Amount attributable to such alleged Defect and the computations and information upon which Purchaser’s estimate is based;
(v)all Reasonable Documentation in Purchaser’s or Purchaser’s Representatives’ possession or reasonable control supporting Purchaser’s assertion and claim of such Defect; and
(vi)with respect to any alleged Environmental Defect, if applicable, reference to the specific section of all applicable Environmental Laws that have been violated or that require Remediation with respect to the applicable Assets as of the Effective Time.

SUBJECT TO, AND WITHOUT LIMITATION OF, SELLER’S REPRESENTATIONS AND WARRANTIES SET FORTH IN SECTION 5.8, SECTION 5.13, SECTION 5.15(A), SECTION 5.16(A), (B) AND (C), SECTION 5.17, SECTION 5.18, SECTION 5.21, SECTION 5.22, SECTION 5.33 AND SECTION 5.36, THE CONDITIONS TO CLOSING SET FORTH IN ARTICLE 9 AND THE RIGHTS AND REMEDIES SET FORTH IN ARTICLE 12 AND ARTICLE 13, ABSENT FRAUD, PURCHASER SHALL BE DEEMED TO HAVE WAIVED AND RELEASED, AND COVENANTS THAT IT SHALL WAIVE AND RELEASE, ANY AND ALL DEFECTS (AND ANY ADJUSTMENTS TO THE UNADJUSTED PURCHASE PRICE ATTRIBUTABLE THERETO) FOR WHICH SELLER HAS NOT RECEIVED ON OR BEFORE THE DEFECT DEADLINE A DEFECT NOTICE THAT SATISFIES, IN ALL MATERIAL RESPECTS, ALL OF THE CONDITIONS AND REQUIREMENTS SET FORTH IN THIS SECTION 3.2(A).
(b)Notice of Title Benefits. As a condition to Seller asserting any claim with respect to any alleged Title Benefit, should Seller discover any Title Benefit at any time on or prior to the Defect Deadline, Seller shall have the right, but not the obligations, to promptly, but in no event later than the Defect Deadline, deliver to Purchaser a written notice (each a “Title Benefit Notice”) including:
(i)a description of the alleged Title Benefit;
(ii)a description of the DSU or Well subject to such alleged Title Benefit;
(iii)the Allocated Value of each DSU or Well subject to the alleged Title Benefit;
(iv)Seller’s good faith reasonable estimate of the Title Benefit Amount attributable to such Title Benefit and the computations and information upon which such Party’s estimate is based; and
(v)supporting documents consistent with the scope of Reasonable Documentation as is reasonably necessary for Purchaser and the Defect Referee (as well as any title attorney or examiner hired by any such Persons) to verify or investigate the existence of the alleged Title Benefit.
SELLER SHALL BE DEEMED TO HAVE WAIVED AND RELEASED, AND COVENANTS THAT IT SHALL WAIVE AND RELEASE, ANY AND ALL TITLE BENEFITS (AND ANY ADJUSTMENTS TO THE UNADJUSTED PURCHASE PRICE ATTRIBUTABLE THERETO) FOR WHICH SELLER HAS NOT SENT TO PURCHASER ON OR BEFORE THE DEFECT DEADLINE A VALID NOTICE THAT SATISFIES, IN ALL MATERIAL RESPECTS, ALL OF THE CONDITIONS AND REQUIREMENTS SET FORTH IN THIS SECTION 3.2(B).
(c)Option to Cure Defects. Seller shall have the right, but not the obligation to attempt, at Seller’s sole cost, to cure or Remediate, on or prior to the applicable Cure Deadline, any Defects asserted in a valid Defect Notice; provided that, if Seller elects to cure any Defects after Closing, then Seller shall notify Purchaser of its election prior to or contemporaneously with Seller’s delivery of the Preliminary Settlement Statement. Alleged Defects shall be deemed to have been cured or Remediated if the Assets affected by such alleged Defect are free of such Defect as of the applicable Cure Deadline. If any asserted Defect is not cured or Remediated, or if Seller and Purchaser cannot agree as to whether such Defect has been cured or Remediated, and it is determined by the applicable Defect Referee that such Defect is not cured or Remediated by the applicable Cure Deadline, the Unadjusted Purchase Price shall be adjusted by the Defect Amount attributable to such Defect. Seller’s attempt to cure or remove a Defect shall not constitute an obligation to cure or attempt to cure such Defect or a waiver of Seller’s right to dispute the validity, nature or value of, or cost to cure, such Defect.
(d)Defect Amounts. The diminution of value of the Assets attributable to any valid Defect that actually burdens, encumbers or affects an Asset (the “Defect Amount”) shall be determined as follows:
(i)if Purchaser and Seller agree on the Defect Amount, that amount shall be the Defect Amount;
(ii)subject to Section 3.2(d)(vii), if a Title Defect is (A) a Lien that is liquidated in amount, (B) is not taken into account in the determination of Effective Time Working Capital adjustment under Section 2.4(a), and (C) secures obligations for which the Subject Company Group would be liable for such secured obligations from and after Closing, then the Defect Amount thereof shall be the amount necessary to be paid to remove the Title Defect from the Subject Company Group’s interest in the affected DSU or Well;
(iii)if a Title Defect as to the applicable Subject Formation affecting any Well or DSU represents a negative discrepancy between (A) the actual Net Revenue Interest for the applicable Subject Formation as to such Well or DSU and (B) the Net Revenue Interest percentage stated on Exhibit A-2 with respect to such Subject Formation for such Well or Exhibit A-3 with respect to such Subject Formation for such DSU, as applicable, and in such case there is a proportionate decrease in the actual Working Interest with respect to the applicable Subject Formation as to such Well or DSU, as applicable, from the Working Interest stated on Exhibit A-2 with respect to such Subject Formation for such Well or Exhibit A-3 with respect to such Subject Formation for such DSU, as applicable, then the Defect Amount shall be equal to the product of (1) the Allocated Value of such Subject Formation as to such Well or DSU, as applicable multiplied by (2) a fraction, the numerator of which is (x) the remainder of (I) the “Net Revenue Interest” percentage stated on Exhibit A-2 with respect to such Subject Formation for such Well or Exhibit A-3 with respect to such Subject Formation for such DSU, as applicable, minus (II) the actual Net Revenue Interest for the Subject Company Group with respect to such Subject Formation as to such Well or DSU, as applicable, and the denominator of which is (y) the “Net Revenue Interest” percentage stated on Exhibit A-2 with respect to such Subject Formation for such Well or Exhibit A-3 with respect to such Subject Formation for such DSU, as applicable; provided, that if the Title Defect does not affect the “Net Revenue Interest” percentage stated on Exhibit A-2 with respect to such Subject Formation for such Well or Exhibit A-3 with respect to such Subject Formation for such DSU, as applicable, throughout its entire productive life, the Defect Amount determined under this Section 3.2(d)(iii) shall be reduced to take into account the applicable time period only;
(iv)if the Title Defect represents an obligation, encumbrance, burden, or charge upon or other defect in title to the applicable Subject Formation as to a DSU or Well of a type not described in Section 3.2(d)(i) through Section 3.2(d)(iii), the Defect Amount shall be determined by taking into account the Allocated Value of the Subject Formation for the DSU or Well so affected, the portion of the Subject Company Group’s interest in the applicable Subject Formation as to such DSU or Well affected by the Title Defect, the legal effect of the Title Defect, the potential present value economic effect of the Title Defect over the life of the applicable Subject Formation as to such DSU or Well, the values placed upon the Title Defect by Purchaser and Seller, the estimated capital and operational costs and expenses (or reduction or increases thereof) attributable to the Subject Company Group’s Working Interest, and such other reasonable factors as are necessary to make an evaluation and determination of such value;
(v)if a Defect is an Environmental Defect, the Defect Amount shall be equal to the costs and expenses chargeable to the Subject Company Group’s Working Interest or interest (as of the Closing Date) to Remediate the Asset subject to such Environmental Defect in the lowest-cost manner reasonably available, consistent with applicable Environmental Laws, taking into account that non-permanent remedies (including mechanisms to contain or stabilize Hazardous Substances, including monitoring site conditions, natural attenuation, risk-based corrective action, institutional controls, or other appropriate restrictions on the industrial use of the property, caps, dikes, encapsulation, leachate collection systems, and the like) may be the lowest-cost manner reasonably available if such non-permanent remedies are permissible under applicable Environmental Laws and, if applicable, the requirements of applicable Governmental Authorities and allow for the continued operation of the relevant Asset(s) as currently conducted; provided, however, such Defect Amount shall expressly exclude (A) the costs, fees and expenses of Purchaser’s and/or its Affiliate’s employees or attorneys, (B) costs, fees and expenses for matters that are ordinary costs of doing business regardless of the presence of an Environmental Defect (e.g., those costs that would ordinarily be incurred in the day-to-day operations of the Assets or in connection with permit renewal/amendment activities), and (C) overhead costs of Purchaser or its Affiliates;
(vi)the Defect Amount with respect to a Defect shall be determined without duplication of any costs or losses included in another Defect Amount hereunder, or for which Purchaser otherwise receives credit in the calculation of the Adjusted Purchase Price; and
(vii)notwithstanding anything to the contrary in this Agreement, with respect only to Title Defects, the aggregate adjustment to the Unadjusted Purchase Price for all Defect Amounts attributable to Defects with respect to each Asset shall not exceed the Allocated Value of such Asset (after giving effect to any applicable adjustments due to prior Defects) except with respect to Title Defects of the type described in Section 3.2(d)(ii).
(e)Title Benefit Amounts. The “Title Benefit Amount” for any Title Benefit shall be determined as follows:
(i)if a Title Benefit applicable to any Subject Formation as to any Well or DSU represents a positive discrepancy between (A) the actual Net Revenue Interest for the Subject Company Group with respect to such Subject Formation as to such Well or DSU and (B) the Net Revenue Interest percentage stated on Exhibit A-2 with respect to such Subject Formation as to such Well or Exhibit A-3 for such DSU, then the Title Benefit Amount shall be equal to (1) the product of the Allocated Value of such Subject Formation as to such Well or DSU multiplied by (2) a fraction, the numerator of which is (x) the remainder of (I) the actual Net Revenue Interest for the Subject Company Group with respect to such Subject Formation as to such Well or DSU minus (II) the Net Revenue Interest percentage stated on Exhibit A-2 with respect to such Subject Formation as to such Well or Exhibit A-3 with respect to such Subject Formation as to such DSU, and the denominator of which is (y) the Net Revenue Interest percentage stated on Exhibit A-2 with respect to such Subject Formation as to such Well or Exhibit A-3 with respect to such Subject Formation for such DSU; provided, that if the

Title Benefit does not affect the Net Revenue Interest percentage stated on Exhibit A-2 with respect to such Subject Formation as to such Well or Exhibit A-3 with respect to such Subject Formation as to such DSU throughout its entire productive life, the Title Benefit Amount determined under this Section 3.2(e)(i) shall be reduced to take into account the applicable time period only; and
(ii)if the Title Benefit represents a benefit of a type not described in Section 3.2(e)(i), the Title Benefit Amount shall be determined by taking into account the Allocated Value of the Subject Formation of the DSU or Well so affected, the portion of the Subject Company Group’s interest in the DSU or Well affected by the Title Benefit, the legal effect of the Title Benefit, the potential positive economic effect of the Title Benefit over the life of the affected DSU or Well, the values placed upon the Title Benefit by Purchaser and Seller and such other reasonable factors as are necessary to make an evaluation and determination of such value.
(f)Individual Defect Threshold and Defect Deductibles. Notwithstanding anything to the contrary in this Agreement:
(i)Except as otherwise provided in this Section 3.2(f), there shall be no adjustments to the Unadjusted Purchase Price under Section 3.2(g) for any Defect or Defects to the extent the Defect Amount for any valid individual Defect is less than the Individual Defect Threshold (it being agreed that the Individual Defect Threshold represents a threshold and not a deductible);
(ii)Except as otherwise provided in this Section 3.2(f), with respect to all valid Title Defects where the Defect Amount thereof exceeds the Individual Defect Threshold, there shall be no adjustment to the Unadjusted Purchase Price under Section 3.2(g) with respect to any and all such Title Defects unless and until the aggregate Defect Amounts thereof that exceeds the Individual Defect Threshold also exceeds the Title Defect Deductible and then only to the extent such aggregate amount exceeds the Title Defect Deductible (it being the intention of the Parties that the Title Defect Deductible represents a deductible and not a threshold);
(iii)With respect to all valid Environmental Defects where the Defect Amount thereof exceeds the Individual Defect Threshold, there shall be no adjustment to the Unadjusted Purchase Price under Section 3.2(g) with respect to any and all such Defects unless and until the aggregate Defect Amounts thereof that exceeds the Individual Defect Threshold also exceeds the Environmental Defect Deductible and then only to the extent such aggregate amount exceeds the Environmental Defect Deductible (it being the intention of the Parties that the Environmental Defect Deductible represents a deductible and not a threshold);
(iv)Notwithstanding anything herein to the contrary: (A) if a single Title Defect arising from a single fact or circumstance (rather than a single type of Title Defect) affects multiple Wells or DSUs, then the Defect Amounts with respect to such single Title Defect as to all such Wells or DSUs as to the Subject Company Group shall be aggregated for purposes of calculating whether the Defect Amount associated with such Title Defect exceeds the applicable Individual Defect Threshold, and (B) if a single Title Defect (rather than a single type of Title Defect) affects more than one Subject Formation within a single Well or DSU, then the Defect Amounts with respect to such single Title Defect as to all affected Subject Formations within such single Well or DSU shall be aggregated for purposes of calculating whether the Defect Amount associated with such Title Defect exceeds the applicable Individual Defect Threshold;

(v)notwithstanding anything herein to the contrary, with respect to any Defect that is a Title Defect, the applicable Individual Defect Threshold and the Title Defect Deductible shall not apply to any recourse under this Agreement (including any adjustments to the Unadjusted Purchase Price) with respect to any Special Warranty Defect; and
(vi)the Parties agree that for purposes of calculating the Individual Defect Threshold pursuant to this Section 3.2(f), if an Environmental Defect which is solely a regulatory or permitting deficiency and not a physical condition affects multiple Assets (e.g., the failure to obtain the same type of permit required under applicable Environmental Laws or prepare and file the same type of plan (including spill, prevention, control, and countermeasure plans or reports), then the Defect Amounts associated with each such Environmental Defect that is common across multiple Assets may be aggregated for purposes of meeting the Individual Defect Threshold.
(g)Sole and Exclusive Remedies for Defects. Subject to Seller’s right to cure, Remediate or dispute the existence of, a Defect and the Defect Amount asserted with respect thereto, in the event that any valid Defect is not waived in writing by Purchaser or is not cured or Remediated on or prior to the applicable Cure Deadline, then subject to Section 3.2(f), with respect to all uncured Defects for which the Defect Amount with respect thereto exceeds the Individual Defect Threshold, the Unadjusted Purchase Price shall be decreased by the sum of the aggregate Defect Amounts attributable to all such Defects, but only to the extent such aggregate sum with respect to (i) Title Defects exceeds the Title Defect Deductible and/or (as applicable) (ii) Environmental Defects exceeds the Environmental Defect Deductible, it being the intention of the Parties that each of the Title Defect Deductible and Environmental Defect Deductible constitutes a separate deductible and not a threshold.
(h)Remedies for Title Benefits. Subject to Purchaser’s right to dispute the existence of a Title Benefit and the Title Benefit Amount asserted with respect thereto, the amount of any decrease to the Unadjusted Purchase Price under Section 3.2(g) with respect to the Subject Company Group shall be offset by the sum of the aggregate Title Benefit Amounts attributable to all such Title Benefits with respect to the Subject Company Group; provided that, for the avoidance of doubt, that a Title Benefit may only offset a Defect, and may not result in any standalone increase to the Unadjusted Purchase Price.
(i)Disputed Defects; Defect Escrow.
(i)Seller and Purchaser shall use good faith efforts to agree prior to and after Closing on the interpretation and effect of this Article 3 and the validity and determination of all Title Benefits, Title Benefit Amounts, Defects and Defect Amounts (or the cure thereof). If Seller and Purchaser are unable to agree on the scope, interpretation and effect of this Article 3, the existence, cure or amount of any Title Benefits, Title Benefit Amounts, Defects or Defect Amounts by the Closing Date, then, subject to Section 3.2(d), then (A) no adjustments shall be made to the Unadjusted Purchase Price at Closing with respect to such Title Benefits, Title Benefit Amounts, Defects or Defect Amount, and (B) with respect to any such disputed Defects or Defect Amounts associated with Title Defects which Seller have elected to cure following the Closing Date, at Closing, Purchaser shall deposit with the Escrow Agent a portion of the Unadjusted Purchase Price equal to the Defect Deposit in accordance with Section 10.3(c) and Section 10.3(f), which shall be held by the Escrow Agent and released to the appropriate Party as provided in this Section 3.2(i) and the terms of the Escrow Agreement.

(ii)If Seller and Purchaser are unable to agree on the interpretation and effect of this Article 3, the existence, cure, Remediation or amount of (A) any disputed Title Benefits, Title Benefit Amounts, Title Defects, or Defect Amounts associated with Title Defects (each, a “Title Disputed Matter”) by the date one hundred thirty (130) days after the Closing Date, or (B) any disputed Environmental Defects or Defect Amounts associated with Environmental Defects (each, an “Environmental Disputed Matter”, and together with the Title Disputed Matters, the “Disputed Defect Matters”) by the date that is thirty (30) days after the Closing Date, then, subject to Section 3.2(f) and Section 3.2(g), all such Disputed Defect Matters shall be exclusively and finally resolved pursuant to this Section 3.2(i). During the ten (10) Business Day period following (1) the date one hundred thirty (130) days after the Closing Date, each of Seller and Purchaser shall submit in writing its proposed resolution of each Title Disputed Matter to a title attorney that has at least ten (10) years’ experience in oil and gas titles in the State of where the applicable Asset is located as selected by mutual agreement of Purchaser and Seller, or absent such agreement during such ten (10) Business Day period, by the Houston, Texas office of the AAA (the “Title Referee”) and (2) the date thirty (30) days after the Closing Date, each of Seller and Purchaser shall submit in writing its proposed resolution of each Environmental Disputed Matter to a nationally recognized independent environmental consulting firm or environmental attorney experienced in resolving Environmental Liabilities mutually acceptable to Seller and Purchaser or, absent such agreement during such ten (10) Business Day period, by the Houston office of the AAA (the “Environmental Referee” and collectively with the Title Referee, each a “Defect Referee”). If the Defect Referee is not agreed upon during the ten (10) Business Day period described above, then the deadline for either Party to submit its written proposal with respect to the applicable Disputed Defect Matters shall be tolled until ten (10) Business Days after the applicable Defect Referee is appointed. The Defect Referee shall not have worked as an employee, outside counsel or consultant, or in any other capacity, for any Party or any Affiliate of any Party during the ten (10) year period preceding the arbitration or have any financial interest in the dispute.
(iii)There shall be a single arbitration proceeding for all Title Disputed Matters properly submitted to the Title Referee and a single arbitration proceeding for all Environmental Disputed Matters properly submitted to the Environmental Referee. Each arbitration proceeding shall be held in Houston, Texas and shall be conducted in accordance with, but not under the auspices or jurisdiction of, the Commercial Arbitration Rules of the AAA, to the extent such rules do not conflict with the terms of this Section 3.2(i)(iii). The applicable Defect Referee’s determination shall be made within sixty (60) days after submission of the matters in dispute and shall be final and binding upon the Parties, without a right of appeal. Neither Seller nor Purchaser may have any ex parte communications with the applicable Defect Referee concerning the applicable Defect Referee’s determination of the applicable Disputed Defect Matters. In making a determination, the applicable Defect Referee shall be bound by the rules set forth in this Article 3 and may consider such other matters as in the opinion of the applicable Defect Referee are necessary or helpful to make a determination; provided, however, in determining the existence or amount of any Defect or Defect Amount, neither Purchaser nor Seller may submit any evidence, records, materials, or information that was not included either in a valid Defect Notice delivered to Seller by the Defect Deadline or in Seller’s or Purchaser’s initial written submission to the applicable Defect Referee. Additionally, the applicable Defect Referee may consult with and engage any disinterested Third Party to advise the Defect Referee, including title attorneys, petroleum engineers, and environmental consultants.
(iv)In no event shall the Defect Referee’s determination of (A) any Defect Amount with respect to any Defect be any lower than the amount asserted by Seller for such Defect or any greater than the amount asserted by Purchaser for such Defect or (B) any Title Benefit Amount with respect to any Title Benefit be any lower than the amount asserted by Purchaser for such Title Benefit or any greater than the amount asserted by Seller for such Title Benefit. Notwithstanding anything herein to the contrary, the Defect Referee shall have exclusive, final and binding authority with respect to the scope of the Defect Referee’s authority regarding any Title Disputed Matter (with respect to the Title Referee) or Environmental Disputed Matter (with respect to the Environmental Referee), as applicable and in no event shall any dispute as to the authority of the Defect Referee to determine any such disputes be subject to resolution or the provisions of Section 14.3. The applicable Defect Referee shall act as an expert for the limited purpose of determining the Disputed Defect Matters properly submitted by any Party to such Defect Referee and may not award any damages, interest or penalties to any Party with respect to any matter. Seller and Purchaser shall each bear their own respective legal fees and other costs of presenting its case. The costs and expenses of the applicable Defect Referee shall be borne by Seller, on the one hand, and Purchaser, on the other hand, based upon the percentage that the amount not ultimately awarded to such Party by the applicable Defect Referee bears to the aggregate amount actually contested by such Party. Promptly, and in any event within three (3) Business Days following the final determination by the applicable Defect Referee as to any Disputed Defect Matter, or within three (3) Business Days following the Cure Deadline (to the extent that Seller and Purchaser have agreed that Seller has cured a Title Defect after Closing and on or before the Cure Deadline), Purchaser and Seller shall execute joint written instructions to the Escrow Agent to release from the Defect Deposit the applicable amount(s) in dispute to the Party or Parties that the Defect Referee has determined are entitled to such amount(s), or as agreed by the Parties in writing, as applicable.
Article 4

REPRESENTATIONS AND WARRANTIES OF SELLER
Subject to the terms and conditions of this Agreement and the exceptions and matters set forth on the Disclosure Schedules, Seller represents and warrants to Purchaser as of the Execution Date and the Closing Date the matters set out in this Article 4.
Section 4.1Organization, Existence and Qualification. Seller is duly formed or organized, validly existing and in good standing under the Laws of the state where it is formed (as set forth in the introductory paragraph) and, is duly qualified in all material respects to carry on its business in the states where it is required to do so.
Section 4.2Power. Seller has the requisite corporate power and authority to enter into and perform its obligations under this Agreement and the other Transaction Documents to which it is or will be a party at Closing and to consummate the transactions contemplated by this Agreement and the other Transaction Documents to which it is or will be a party at Closing.
Section 4.3Authorization and Enforceability. The execution, delivery and performance of this Agreement and the other Transaction Documents to which it is or will be a party at Closing, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action on the part of Seller. This Agreement has been duly and validly executed and delivered by Seller (and all Transaction Documents required to be executed and delivered by Seller prior to or at Closing shall be duly and validly executed and delivered by Seller) and this Agreement constitutes, and at the Closing such Transaction Documents shall constitute, the valid and binding obligations of Seller, enforceable in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as to general principles of public policy and/or equity (regardless of whether such enforceability is considered in an Action in equity or at law).
Section 4.4No Conflicts. Except as set forth on Schedule 4.4 and/or as required by the HSR Act, the execution, delivery and performance of this Agreement and the other Transaction Documents by Seller, and the consummation of the transactions contemplated by this Agreement and any other Transaction Documents, do not (a) violate or result in breach under any provision of the Governing Documents of Seller, (b) result in (with or without the giving of notice or passage of time or both) the creation of any Lien (other than any Permitted Securities Liens) on the Subject Securities or any Securities of any member of the Subject Company Group, (c) violate any Order, regulation or decree applicable to Seller as a party in interest, (d) violate any Law applicable to Seller or by which any of the Assets owned by the Subject Company Group are bound or affected, (e) require that any Consents be obtained, made or complied with or (f) violate or conflict with, or permit the cancellation, termination or acceleration by a Third Party of, or constitute a default, result in the termination or acceleration of the maturity of, or result in the loss of a benefit or increase in any fee, liability or obligation under, any Contract to which Seller is a party or which affects any of the Assets owned by the Subject Company Group, the Subject Securities or the Securities of any Subsidiary of the Subject Company, except in each case of the foregoing clauses (c) through (f) for any matters that would not, or would not reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement or any other Transaction Documents to which Seller is, or will be, a party.
Section 4.5Litigation. Except with respect to any Action filed by any Governmental Authority after the Execution Date related to or arising out of the Antitrust Laws, the execution or delivery of this Agreement or the consummation of the transactions contemplated hereunder, there are no Actions pending or, to Seller’s Knowledge, expressly threatened in writing with reasonable specificity by any Third Party or Governmental Authority against Seller or its Affiliates (other than any member of the Subject Company Group) (i) with respect to the Subject Securities; (ii) that challenges the validity or enforceability of the obligations of Seller under this Agreement or the obligations of Seller under the other Transaction Documents to which it is or will be a party; or (iii) that seeks to prevent, delay or otherwise would reasonably be expected to adversely affect the consummation by Seller of the transactions contemplated hereby or thereby.
Section 4.6Bankruptcy. There are no bankruptcy, insolvency reorganization or receivership Actions pending against, being contemplated by or, to Seller’s Knowledge, threatened in writing against, Seller or any Affiliate that controls Seller. Seller is not entering into this Agreement with the actual intent to hinder, delay or defraud either present or future creditors.
Section 4.7Ownership of Subject Securities. Seller is the record and beneficial owner of all of the Subject Securities, each as described on Schedule 5.5 as of the Execution Date under the corresponding title provided on such Schedule, and after giving effect to the Pre-Closing Restructuring and, to the extent applicable, the Pre-Closing Re-Domestication under the corresponding title provided on such Schedule, in each case, free and clear of all Liens (other than Permitted Securities Liens). At the Closing, the delivery by Seller to Purchaser of the Assignment will vest Purchaser with good title to all of the Subject Securities, free and clear of all Liens (other than Permitted Securities Liens and Liens and other matters arising by, through or under Purchaser or its Affiliates).

Article 5

REPRESENTATIONS AND WARRANTIES REGARDING THE SUBJECT COMPANY
Subject to the terms and conditions of this Agreement and subject to the exceptions and matters set forth on the Disclosure Schedules, Seller represents and warrants to Purchaser as of the Execution Date and the Closing Date the matters set out in this Article 5.
Section 5.1Existence and Qualification. The Subject Company is, as of the Execution Date, a corporation, and, as of the Closing, a limited liability company, and each of its Subsidiaries, if any, is as of the Execution Date, a limited liability company, in each case, duly formed or organized, validly existing and in good standing under the Laws of the state where it is formed and, except where failure to do so would not have, individually or in the aggregate, a Seller Material Effect, is duly qualified to carry on its business in the states where it is required to do so.
Section 5.2Power. The Subject Company and each of its Subsidiaries has all requisite power and authority to own, lease and operate its properties, rights or assets, carry on its businesses as now conducted, to enter into, deliver and perform its obligations under this Agreement and the other Transaction Documents and, as applicable, the Pre-Closing Restructuring Documents and the Pre-Closing Re-Domestication Documents, and to consummate the transactions contemplated by this Agreement and the other Transaction Documents.
Section 5.3Authorization and Enforceability. The execution, delivery and performance by the Subject Company and each of its Subsidiaries (if applicable) of this Agreement and/or the other Transaction Documents to which the Subject Company or such Subsidiary (if applicable) is or will be a party at Closing, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action on the part of the Subject Company and such Subsidiaries (as applicable). This Agreement has been duly and validly executed and delivered by the Subject Company (and all Transaction Documents required to be executed and delivered by the Subject Company or its Subsidiaries (if applicable) at the Closing shall be duly and validly executed and delivered by the Subject Company) and this Agreement constitutes, and at the Closing such Transaction Documents shall constitute, the valid and binding obligations of the Subject Company or such Subsidiary (if applicable), enforceable in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as to general principles of public policy and/or equity (regardless of whether such enforceability is considered in an Action in equity or at law).
Section 5.4No Conflicts. Except as set forth on Schedule 5.4, and/or as required by the HSR Act, the Pre-Closing Restructuring and the Pre-Closing Re-Domestication, the execution, delivery and performance by the Subject Company and each of its Subsidiaries (if applicable) of this Agreement, the other Transaction Documents, the Pre-Closing Restructuring Documents and/or the Pre-Closing Re-Domestication Documents to which the Subject Company or such Subsidiary (if applicable) is or will be a party at Closing, and the consummation of the transactions contemplated by this Agreement, the other Transaction Documents, the Pre-Closing Restructuring Documents and the Pre-Closing Re-Domestication Documents and performance of the terms and conditions hereof and thereof by the Subject Company and such Subsidiaries (if applicable), do not (a) result in a violation or breach under any provision of the Governing Documents of the Subject Company or its Subsidiaries (if applicable); (b) result in (with or without the giving of notice, or passage of time or both) or require the creation or imposition of any material Lien on the Subject Securities or any Securities of the Subject Company or its

Subsidiaries or any of their respective Assets, other than (i) with respect to any Assets other than the Subject Securities or any Securities of any Subsidiaries of the Subject Company, any Permitted Encumbrances or (ii) with respect to the Subject Securities or any Securities of any Subsidiaries of the Subject Company, any Permitted Securities Lien; (c) materially violate or conflict with, or permit the cancellation, termination or acceleration by a Third Party of, or constitute a material default (or an event that, with notice or lapse of time or both, would become a default) under, require any consent of or notice to any Person pursuant to, result in the termination or acceleration of the maturity of, or result in the loss of a material benefit or material increase in any fee, liability or obligation under, any Contract to which the Subject Company or its Subsidiaries is a party or which affects any of the Assets, the Subject Securities or the Securities of any Subsidiary of the Subject Company; (d) materially violate any Order, regulation or decree applicable to the Subject Company or its Subsidiaries as a party in interest; or (e) materially violate or conflict with any Laws applicable to the Subject Company, its Subsidiaries or its Assets or the applicable Subject Securities or the Securities of any Subsidiary of the Subject Company.
Section 5.5Capitalization.
(a)Schedule 5.5(a) sets forth the ownership structure of the Subject Company both (i) as of the Execution Date and (ii) after giving effect to the Pre-Closing Restructuring and, as applicable, the Pre-Closing Re-Domestication, in each case, as provided in such Schedule, including all of the issued and outstanding Securities of the Subject Company and the record and beneficial ownership thereof. The Subject Securities constitute all of the issued and outstanding Securities in the Subject Company. The Subject Securities have been duly authorized and validly issued and are fully paid and non-assessable (except as otherwise provided under applicable Law).
(b)Except as set forth on Schedule 5.5(b), the Subject Company does not have any Subsidiaries or own, directly or indirectly, any Securities in any Person. The authorized Securities of each such Subsidiary consist solely of the Securities held beneficially and of record by the Subject Company, either directly or through a member of the Subject Company Group (and there are no other record or beneficial holders of Securities of such Subsidiaries other than members of the Subject Company Group), and such Securities of such Subsidiary have been duly authorized and validly issued, and are fully paid and non-assessable (except as otherwise provided under applicable Law). The Subject Company has, either directly or indirectly through a member of the Subject Company Group, good and valid title to the Securities of its Subsidiaries, free and clear of any and all Liens, other than Permitted Securities Liens. Other than its Subsidiaries which are set forth on Schedule 5.5(b) and except as set forth on Schedule 5.5(b), the Subject Company does not own, any direct or indirect (through a Subsidiary or otherwise) Securities or interests in any Person. There are no bonds, debentures, notes or other indebtedness of the Subject Company or its Subsidiaries having the right to vote or consent (or, convertible into, or exchangeable for, Securities having the right to vote or consent) on any matters on which holders of Securities of the Subject Company or its Subsidiaries may vote.
(c)Except as expressly set forth in the Governing Documents of the Subject Company (and with respect to any of the following expressly contemplated by the Pre-Closing Restructuring and, as applicable, the Pre-Closing Re-Domestication) or its Subsidiaries (if any) or Seller (if and to the extent described for Seller on Schedule 5.5(c)), as applicable, there are no (i) outstanding preemptive or other outstanding Rights with respect to the Securities of the Subject Company or its Subsidiaries (if any), (ii) equity appreciation rights, phantom equity, profit participation rights, redemption rights, repurchase rights, agreements, arrangements, calls, subscription agreements, rights of first offer, rights of first refusal, tag along rights, drag along rights, subscription rights or commitments or other rights or contracts of any kind or character relating to or entitling any Person to purchase or otherwise acquire any Securities of the Subject

Company or its Subsidiaries (if any) or requiring the Subject Company or its Subsidiaries (if any) to (A) issue, transfer, convey, assign, redeem or otherwise acquire or sell, or make a payment the value of which is measured by reference to, any Securities or (B) grant, extend or enter into any subscription, option, warrant, call, right, commitment, understanding or other rights or Contracts with respect to Securities, (iii) member agreements, irrevocable proxies, voting trusts, voting agreements, member or partnership agreements or other rights or Contracts relating to the voting of any Securities of the Subject Company or its Subsidiaries or (iv) agreements or Rights granted by the Subject Company to any Person, or any right or privilege capable of becoming an agreement or Right, for the purchase, subscription, allotment or issue of any unissued Securities (including convertible Securities, warrants or convertible obligations of any nature) of the Subject Company or its Subsidiaries (if any).
(d)No Securities of the Subject Company or its Subsidiaries (if any) have been offered, issued, sold or transferred in violation of (i) any applicable Law or (ii) any preemptive, purchase or call options, subscription rights, rights of first refusal, Rights or other similar rights. Prior to the Execution Date, the Subject Company has made available to Purchaser (or its representatives) true and complete copies of each Governing Document of the Subject Company and its Subsidiaries (if any) and all amendments or modifications thereto.
(e)Neither the Subject Company nor any of its Subsidiaries are in breach of any such Governing Documents in any material respect. As of the Execution Date, the Subject Securities are certificated and, after giving effect to the Pre-Closing Restructuring none of the Securities of the Subject Company or its Subsidiaries will be certificated.
Section 5.6Financial Statements.
(a)The Subject Company has delivered to Purchaser copies of (i) the unaudited consolidated financial statements of the Subject Company, which comprise the consolidated balance sheet as of December 31, 2024, and related consolidated statements of operations, changes in equity and cash flows for the fiscal year ended December 31, 2024, reconciled to audited consolidated financial statements of Baytex Energy Corp. for the same period (collectively, the “Unaudited 2024 Financials”) and (ii) the unaudited consolidated balance sheet of the Subject Company as of September 30, 2025 (the “Balance Sheet Date”) and the related consolidated statements of operations, changes in equity and cash flows for the nine (9) month period ended September 30, 2025 ((i) and (ii), collectively, the “Financial Statements”). Except as set forth on Schedule 5.6, (A) each of the Financial Statements has been prepared in accordance with IFRS consistently applied and without modification of the accounting principles used in the preparation thereof throughout the periods presented, and (B) presents fairly in all material respects the consolidated financial position, results of operations, equity and cash flows of the Subject Company Group, as applicable, as of the date and for the period indicated therein, except that the Financial Statements do not contain footnote disclosures and other presentation items required by Accounting Principles and are subject to normal year-end adjustments.
(b)Except as set forth on Schedule 5.6 (b), to Seller’s Knowledge, there is not, and during the period from June 20, 2023 through the Execution Date there has not been, (i) any material weakness in the system of internal accounting controls used by the Subject Company and its Subsidiaries (if any), (ii) any fraud, corporate misappropriation or similar wrongdoing that involves any of the management of the Subject Company Group or other employees who have a role in the preparation of financial statements (including the Financial Statements) or in the internal accounting controls used by the Subject Company Group or (iii) any written notice of any claim received by the Subject Company or its Subsidiaries (if any) regarding any of the foregoing.

Section 5.7No Undisclosed Liabilities.
(a)There are no liabilities or obligations, or any claim or judgment, of or with respect to the Subject Company Group that would be required by IFRS to be reserved, reflected or otherwise disclosed on a balance sheet of the Subject Company of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than (i) as set forth on Schedule 5.7(a), (ii) liabilities reserved, reflected or otherwise disclosed in the balance sheet of the Subject Company as of the Balance Sheet Date included in the Financial Statements in accordance with IFRS, (iii) liabilities incurred in the ordinary course of business since the Balance Sheet Date (none of which result from or arise in connection with any breach, violation or default under any Laws, Contracts or Permits or any tort, fraud or infringement), (iv) Transaction Costs, (v) liabilities included in Effective Time Working Capital or Tax liabilities described in Section 2.4(h)(ii), (vi) liabilities attributable to Excluded Assets, (vii) Plugging and Abandonment or asset retirement obligations, (viii) Environmental Liabilities, (ix) any Credit Document Indebtedness, (x) any Intercompany Indebtedness, (xi) any insurance premiums attributable to the insurance policies held by any member of the Subject Company Group after the Effective Time, or (xii) liabilities that would not have, individually or in the aggregate, a Seller Material Effect.
(b)Schedule 5.7(b) sets forth all Credit Document Indebtedness and Intercompany Indebtedness of the Subject Company Group as of the Effective Time and the Execution Date.
Section 5.8Litigation. Except (a) as set forth on Schedule 5.8, (b) with respect to Environmental Laws and Environmental Liabilities, which are solely addressed in Article 3, Section 5.13 (with respect to the Material Contracts described in clauses (m) and (n) of such definition), Section 5.16 and Section 5.17, (c) with respect to Tax matters, which are solely addressed in Section 5.10 and Section 5.11, and (d) for any Action filed or threatened in writing by any Governmental Authority after the Execution Date related to or arising out of Antitrust Laws, the execution or delivery of this Agreement or the consummation of the transactions contemplated hereunder, as of the Execution Date: there are no Actions (i) pending before any Governmental Authority against (A) any member of the Subject Company Group, (B) any Affiliate of Seller (other than the members of the Subject Company Group) in respect of the Assets or the Business of the Subject Company Group, or (C) to Seller’s Knowledge as of the Execution Date, any Third Party operator of the Assets, in each case of this clause (C), that (x) relates to the Assets of the Subject Company or the Subject Company’s or its Subsidiaries’ (if any) ownership or operation thereof or (y) seeking to prevent the consummation of the transactions contemplated hereby; or (ii) to Seller’s Knowledge, threatened in writing by any Third Party or Governmental Authority against the members of the Subject Company Group relating to any Subject Securities, any Asset or the Subject Company’s or its Subsidiaries’ ownership or operation thereof, or seeking to prevent the consummation of the transactions contemplated hereby. To Seller’s Knowledge, as of the Execution Date, there are no Actions pending before a Governmental Authority against any officer, director, equityholder, manager or member of any member of the Subject Company Group, in each case, in their capacities as such and relating to their roles or responsibilities with or to the Subject Company Group. Except for Orders, writs, injunctions, judgments or decrees generally applicable to owners or operators of Hydrocarbon, water, or midstream assets or property in any oil and gas basin in which the Oil and Gas Properties are located, there are no unsatisfied orders, writs, injunctions, judgements or decrees issued by a Governmental Authority outstanding against Seller, the Subject Company or its Subsidiaries (if any) or any of their respective Affiliates related to any of the Assets or the Subject Securities of the Subject Company or its Subsidiaries (if any), or the Business of the Subject Company Group.
Section 5.9Bankruptcy. There are no bankruptcy, insolvency, reorganization or receivership Actions pending against, being contemplated by or, to Seller’s Knowledge,

threatened in writing against, any member of the Subject Company Group. Each member of the Subject Company Group is now Solvent and will not fail to remain Solvent as a result of any of the transactions contemplated by this Agreement or any other Transaction Document or the Pre-Closing Restructuring.
Section 5.10Taxes. Except, in each case, as set forth on Schedule 5.10:
(a)all Tax Returns with respect to Income Taxes and all other material Tax Returns required to be filed by or with respect to the Subject Company Group have been filed (taking into account any extension of the due date for filing), and all Income Taxes and other material Taxes due and payable by the Subject Company Group (whether or not shown on any Tax Returns) have been paid;
(b)in the past two (2) years, or to Seller’s Knowledge, in the past five (5) years, no written claim has been made by a Governmental Authority in a jurisdiction where any member of the Subject Company Group does not file Tax Returns or pay Taxes that such member is or may be subject to taxation in that jurisdiction;
(c)there are no Liens (other than Permitted Encumbrances) on any of the assets of the Subject Company Group that arose in connection with any failure (or alleged failure) to pay any material Taxes;
(d)no material Tax audits or administrative or judicial Actions are being conducted, pending or, to the Subject Company’s Knowledge, threatened in writing with respect to the Subject Company Group, and no material deficiencies with respect to Taxes have been proposed or assessed by any Governmental Authority against any member of the Subject Company Group, which proposal or assessment has not been resolved;
(e)no member of the Subject Company Group has participated, within the meaning of Treasury Regulation Section 1.6011-4(c)(3), in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2);
(f)other than pursuant to the organizational documents of the Subject Company, no member of the Subject Company Group is a party to our bound by any Tax indemnity agreement, Tax sharing agreement, Tax allocation agreement or similar Contract (excluding any customary provisions included in any commercial agreements or contracts entered into in the ordinary course of business that are not primarily related to Taxes);
(g)no member of the Subject Company Group is a member of a Combined Group, other than a Combined Group the common parent of which is or was a member of the Subject Company Group or a Seller Combined Group; no member of the Subject Company Group has any material liability for the Taxes of any Person (other than (i) Taxes of a member of the Subject Company Group or a Seller Combined Group or (ii) as a result of customary provisions included in commercial agreements or contracts entered into in the ordinary course of business that are not primarily related to Taxes) (A) under Treasury Regulations Section 1.1502-6 (or any similar provision of U.S. state or local or non-U.S. law) or as a member of a Combined Group for Texas franchise tax purposes under Texas Tax Code Section 171, (B) as a transferee or successor, or (C) by Contract;
(h)none of the Assets are subject to any tax partnership agreement or are otherwise treated as held in an arrangement requiring a partnership Tax Return to be filed under Subchapter K of Chapter 1 of Subtitle A of the Code;

(i)no power of attorney, that is currently in force with respect to any taxable period for which the statute of limitation remains open, has been granted with respect to any matter relating to Taxes of any member of the Subject Company Group or Taxes imposed on the Assets;
(j)no member of the Subject Company Group will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion of any taxable period) ending after the Closing Date as a result of: (i) an adjustment under Section 481(a) of the Code (or any corresponding or similar provision of U.S. state or local or non-U.S. Law) by reason of a change in method of accounting occurring prior to the Closing for a taxable period ending on or prior to the Closing Date, (ii) a “closing agreement” described in Section 7121 of the Code (or any corresponding or similar provision of U.S. state or local or non-U.S. Law) executed prior to the Closing, (iii) an installment sale or open transaction disposition made prior to the Closing, (iv) the cash method of accounting or long-term contract method of accounting utilized prior to the Closing or (v) any prepaid amount received or deferred revenue accrued prior to the Closing; and
(k)for U.S. federal income tax purposes, as of immediately prior to the Closing and after giving effect to the Pre-Closing Restructuring, the Subject Company and each of the Subsidiaries of the Subject Company will be classified as an entity disregarded as separate from Seller.
(l)Notwithstanding any other provision in this Agreement, the representations and warranties in this Section 5.10 and, solely to the extent explicitly referencing Taxes, the Code or the Treasury Regulations, Section 5.7 and Section 5.11 are the only representations and warranties in this Agreement with respect to Taxes or Tax matters of the Subject Company Group.
Section 5.11Labor and Employee Benefits.
(a)Prior to the Execution Date, Seller has made available to Purchaser (or its representatives) a true, complete and accurate list of each current Business Employee as of the date hereof, which such list correctly reflects (to the extent applicable) such employee’s: (i) name, (ii) employer entity; (iii) job title or position (including whether full-time or part-time), (iv) current annual base salary or hourly rate of pay, as applicable, (v) current year annual bonus target and other incentive compensation opportunities, (vi) primary location of employment, and (vii) status as exempt or non-exempt under the Fair Labor Standards Act and other applicable Law, (viii) date of hire and (ix) status as active or on leave (and, if on leave, the expected return date, if known).
(b)Except as set forth on Schedule 5.11(b), each member of the Subject Company Group is, and since June 20, 2023, has been, in material compliance with all applicable Laws regarding labor and employment practices. None of the members of the Subject Company Group are party to, or bound by, any collective bargaining agreement or other Contract with any labor union, labor organization, works council or other employee representative body (each a “Labor Agreement”). No Labor Agreement is being negotiated by or on behalf of any member of the Subject Company Group, and no member of the Subject Company Group is obligated by applicable Law or Contract to negotiate any Labor Agreement. No current Business Employees are represented by any labor union, works council, or other labor organization with respect to their employment with the applicable member of the Subject Company Group. There are not pending nor, to Seller’s Knowledge, threatened against any member of the Subject Company Group any strikes, unfair labor practice charges, material labor grievances, material labor arbitrations, lockouts, material slowdowns, picketing, handbilling, material work stoppages, or other material labor disputes, nor have there been any such disputes since June 20, 2023. No labor union, works council, other labor organization, or group of Business Employees has made a demand for recognition or certification to any member of the Subject Company Group, and there are no representation or certification proceedings presently pending or, to Seller’s Knowledge, threatened to be brought or filed with the National Labor Relations Board or a similar Governmental Authority with respect to any member of the Subject Company Group. To Seller’s Knowledge, since June 20, 2023, there have never been any labor organizing activities with respect to any Business Employees.
(c)Except as set forth on Schedule 5.11(c), since June 20, 2023, (i) no member of the Subject Company Group has implemented or effectuated a “plant closing” or “mass layoff” as defined by the WARN Act and (ii) in the six (6)-month period preceding the date hereof, no Business Employees are on a furlough or temporary layoff or have had their hours reduced by 50% or more.
(d)Schedule 5.11(d) lists each material Seller Plan and material Subject Company Group Plan. For these purposes, (i) “Seller Plan” means any Plan sponsored or maintained by Seller or any of its Subsidiaries (other than any member of the Subject Company Group) or to which any such entity is a party and, in any case, (x) with respect to which any Business Employee is a participant, or (y) with respect to which any member of the Subject Company Group has any liability, and (ii) “Subject Company Group Plan” means any Plan that is sponsored or maintained by any member of the Subject Company Group or with respect to which any member of the Subject Company Group is a party. With respect to each material Seller Plan, the Subject Company has made available to Purchaser a copy of such Seller Plan or a summary of the material terms thereof and, with respect to any Seller Plan intended to be qualified under Section 401(a) of the Code, the most recent determination, opinion or advisor letter from the Internal Revenue Service. With respect to each Subject Company Group Plan, the Subject Company has made available to Purchaser (or has provided directly to Purchaser or its Representatives), to the extent applicable, copies of all Subject Company Group Plan documents and current summary plan descriptions, the most recent determination letter (or opinion or advisory letter) received from the Internal Revenue Service, the most recent Form 5500 Annual Reports, all material related trust or funding agreements and all material non-routine correspondence with any Governmental Authority since June 20, 2023.
(e) (i) Each Subject Company Group Plan has been administered, funded and operated in material compliance (A) with the terms of the applicable controlling documents and (B) with the applicable provisions of ERISA, the Code and all other applicable Laws; and (ii) each Subject Company Group Plan that is intended to be a qualified plan under Section 401(a) of the Code has received a favorable determination letter or is entitled to rely on an opinion or advisory letter from the Internal Revenue Service.
(f)No Subject Company Group Plan is, and no Subject Company Group member or ERISA Affiliate of a Subject Company Group member sponsors, maintains, contributes to or has any liability with respect to a plan that is, (i) subject to the minimum funding requirements of Section 412 of the Code or subject to Section 302 or Title IV of ERISA, (ii) a “multiemployer plan”, as that term is defined in Section 3(37) of ERISA, or (iii) a “multiple employer welfare arrangement” (withing the meaning of Section 3(40) of ERISA). No Subject Company Group Plan provides or has an obligation to provide welfare benefits to any Business Employee (or such Business Employee’s dependents) following such Business Employee’s termination of employment, except as required by Section 4980B of the Code or Part 6 of Subtitle B of Title I of ERISA. No member of the Subject Company Group has any material liability for Taxes under Chapter 43 of the Code (whether or not assessed).
(g)Except as expressly contemplated by the terms of this Agreement or set forth in Schedule 5.11(g), neither the execution and delivery of this Agreement or any other Transaction

Document to which the Subject Company is a party nor the consummation of the transactions contemplated hereby or thereby will (i) result in any payment becoming due by any member of the Subject Company Group to any current or former officer, director, employee or other individual service provider of any member of the Subject Company Group; (ii) increase any compensation or benefits otherwise payable by any member of the Subject Company Group to any current or former officer, director, employee or other individual service provider of any member of the Subject Company Group; or (iii) result in the acceleration of the time of payment or vesting of any compensation or benefits payable by any member of the Subject Company Group due to any current or former officer, director, employee or other individual service provider of any member of the Subject Company Group.
(h)There is no material matter, Action or claim pending (other than routine claims for benefits) with respect to any of the Subject Company Group Plans.
(i)None of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby (alone or in conjunction with any other event) would reasonably be expected to result in the payment of any “excess parachute payment” as defined in Section 280G(b)(1) of the Code to any Business Employee or any other current or former service provider of any member of the Subject Company Group. No member of the Subject Company Group has any current or contingent obligation to indemnify, gross-up, reimburse or otherwise make whole any Person for any Taxes imposed under Section 4999 or Section 409A of the Code.
(j)Notwithstanding any other provision in this Agreement, the representations and warranties in this Section 5.11, together with the representations and warranties in Section 5.7 and Section 5.8, are the only representations and warranties of Seller or the Subject Company in this Agreement with respect to labor, employment and employee benefit matters.
Section 5.12Compliance with Laws. Except (a) as set forth on Schedule 5.12, (b) with respect to Environmental Laws and Environmental Liabilities, which are solely addressed in Article 3, Section 5.13 (with respect to the Material Contracts described in clauses (m) and (n) of such definition, Section 5.16 and Section 5.17, and (c) with respect to Tax matters and labor, employment and employee benefit matters, which are solely addressed in Section 5.10 and Section 5.11, the Subject Company’s and its Subsidiaries’ ownership and operation of the Business and the Assets is, and has been for the last two (2) years, in compliance with all applicable Laws or Orders in all material respects, and neither the Subject Company nor its Subsidiaries (if any), nor any of their respective Affiliates (other than the Subject Company and its Subsidiaries (if any)) have received any written notice from any Governmental Authority regarding any unresolved material violation or failure to comply with any Law or that it is under investigation by any Governmental Authority for material non-compliance with any applicable Laws.
Section 5.13Material Contracts.
(a)Schedule 5.13(a) sets forth a complete and accurate list of all Material Contracts as of the Execution Date. Prior to the Execution Date, the Subject Company has made available to Purchaser (or its representatives) true and complete copies of each such Material Contract and all amendments or modifications thereto; provided, that, with respect to any Material Contract that is a joint operating agreement (other than a joint operating agreement with [Redacted: Name of Third Party]), Seller shall not have any liability for the failure to make a joint operating agreement available to the extent such joint operating agreement is not in the possession of the Subject Company Group. With respect to the representations and warranties of Seller in this Section 5.13(a) relating to the type of Material Contract that is a joint operating agreement, such representations and warranties shall be limited to Seller’s Knowledge as of the Execution Date.

(b)Except as disclosed on Schedule 5.13(b), (i) neither the Subject Company nor its Subsidiaries (if any), nor, to the Knowledge of Seller, any other Person, is in material breach or material default under any Material Contract, (ii) as of the Execution Date, no written notice of material breach, material default or threatening to terminate, cancel, breach, amend the terms of, renegotiate, modify, or accelerate or delay the maturity or performance of any Material Contract (in whole or in part) has been received or delivered by the Subject Company or its Subsidiaries (if any) under any such Material Contract, the final resolution of which is outstanding as of the date hereof and (iii) to the Knowledge of Seller, as of the Execution Date, no event has occurred that, with the giving of notice or the passage of time or both, would constitute a breach or default in any material respect by the Subject Company or its Subsidiaries (if any) under any Material Contract or any other party to such Material Contract.
(c)Except for (i) termination of any applicable Material Contract at or prior to the Closing pursuant to the express terms of this Agreement, or (ii) any such Material Contract that expires at the end of its term (or renewal period) in accordance with its terms after the Execution Date and prior to Closing, each Material Contract of the Subject Company Group is a valid and binding obligation of the Subject Company or its applicable Subsidiary, and is in full force and effect in all material respects and enforceable in accordance with its terms against the Subject Company or such Subsidiary and, to the Knowledge of Seller, as of the Execution Date, the other parties thereto, subject to applicable bankruptcy, insolvency, reorganization, moratorium, and other similar Laws affecting the rights and remedies of creditors generally, as well as to general principles of public policy (including the power of a court to deny enforcement of remedies generally based upon public policy) and/or equity (regardless of whether enforceability is considered in an Action at Law or in equity).
Section 5.14Outstanding Capital Commitments. Except as set forth on Schedule 5.14, as of the Execution Date, there are no outstanding authorizations for expenditure or similar requests or invoices for funding or participation under any Contract that are binding on the Subject Company or its Subsidiaries (if any) or its or their Assets and that the Subject Company reasonably anticipates will individually require expenditures by the Subject Company or its Subsidiaries (if any) attributable to periods on or after the Effective Time in excess of [Redacted: Amount] (net to the Subject Company’s and its Subsidiaries’ aggregate Working Interests in such Oil and Gas Properties ).
Section 5.15Consents; Preferential Rights. Except (w) for filings required under Antitrust Laws, (x) for Consents that are customarily obtained from and after the Closing, (y) any Consents under any Contracts that do not constitute Material Contracts or (z) as set forth on Schedule 5.15, (a) no Consent, approval, authorization, or permit of, or filing with or notification to, any Person is required for or in connection with the execution and delivery of this Agreement or any of the Transaction Documents or the Pre-Closing Restructuring or in connection with the consummation of the transactions and performance of the terms and conditions contemplated hereby or thereby and (b) there are no Preferential Rights, tag-along rights or drag-along rights applicable to or triggered by the sale or transfer (directly or indirectly) of the Assets or Subject Securities of the Subject Company or its Subsidiaries contemplated by this Agreement.
Section 5.16Wells. Except as set forth on Schedule 5.16:
(a)there are no Wells operated by a member of the Subject Company Group (or its Affiliate), or, to the Knowledge of Seller, any other Well, (i) with respect to which there is an unresolved Order or for which the Subject Company or its Subsidiaries (if any) has received an unresolved notice from any Governmental Authority, in each case, requiring that such well be Plugged and Abandoned, or (ii) that is neither in use for purposes of production or injection, nor suspended or temporarily abandoned in accordance with applicable Laws, Permits, Contracts and the Leases, that has not been Plugged and Abandoned in accordance with such applicable Contracts, Permits, Laws, and Leases;
(b)as of the Execution Date, all Wells drilled by a member of the Subject Company Group and, to the Knowledge of Seller, since June 20, 2023, all other Wells, have been drilled and completed, or are being drilled and completed, in a manner that is within the limits permitted by applicable Leases, Contracts, Laws and Permits in all material respects;
(c)there are no Assets that have been plugged, dismantled or abandoned since June 20, 2023 by the Subject Company or its Subsidiaries (or, to the Knowledge of Seller, as of the Execution Date, any other Third Party operator), in each case, in a manner that does not comply in all material respects with applicable Leases, Contracts, Laws and Permits; and
(d)to the Knowledge of Seller, as of the Execution Date, no Well is subject to penalties after the Effective Time on allowables under applicable Laws because of any overproduction occurring prior to the Effective Time.
Section 5.17Environmental. Except as set forth in Schedule 5.17:
(a)there are no Actions pending, or to the Knowledge of Seller, threatened in writing before any Governmental Authority against the Subject Company or its Subsidiaries (if any) relating to any material violation or breach of or material liability under any Environmental Laws with respect to the Subject Company’s or its Subsidiaries’ ownership or operation of any Asset;
(b)neither the Subject Company nor its Subsidiaries (if any) has entered into any agreements, consents, Orders, decrees or judgments with any Governmental Authorities based on any violations of or liability under Environmental Laws by the Subject Company or its Subsidiaries (if any) that relate to the future use of the Assets and that require any material future Remediation;
(c)neither the Subject Company nor its Subsidiaries (if any) have received any written notice from any Governmental Authority or other Person relating to a material violation of, or material liability under, Environmental Laws, including any of the foregoing asserting that any of the Assets operated by the Subject Company or its Subsidiaries (if any) is the subject of any material Remediation, removal, clean-up, response action, enforcement action or Order regarding any material actual or alleged presence or Release of Hazardous Substances that has not been finally resolved;
(d)as of Closing, Seller and the Subject Company have made available to Purchaser copies of all material final environmental reports, audits and assessments in their possession and prepared in the last two (2) years by a Third Party regarding the Assets; and
(e)except as would not, individually, or in the aggregate, have a Seller Material Effect as of the Execution Date, taken as a whole, (i) each member of the Subject Company Group has obtained, and to the Knowledge of Seller, each Third Party operator of the Assets has obtained, and is maintaining, all material Permits required under Environmental Law for the operation of the Assets as currently conducted, and, (ii) each such Permit is in full force and effect and there exists no material violation of any such Permit by any member of the Subject Company Group or its Affiliates.
(f)Notwithstanding any other provision of this Agreement, the representations and warranties in Section 5.13 (with respect to the Material Contracts described in clauses (m) and (n) of such definition) and this Section 5.17 are the only representations and warranties in this

Agreement with respect to environmental matters, Environmental Laws and/or Environmental Liabilities.
Section 5.18Royalties. Except as set forth on Schedule 5.18, as of the Execution Date, all Royalties and other interest owners’ (including, for the avoidance of doubt, all working interest owners) revenues or proceeds attributable to sales of Hydrocarbons produced from or attributable to the Oil and Gas Properties that are payable by the Subject Company or its Subsidiaries (if any), have been properly and timely paid or discharged (or otherwise are being held by such member of the Subject Company Group and constitute Suspense Funds) in all material respects in accordance with applicable Leases, applicable Contracts, and/or applicable Laws.
Section 5.19Imbalances. To the Knowledge of Seller as of the Execution Date, except as set forth on Schedule 5.19, or for which the Unadjusted Purchase Price shall be adjusted, there are no material Imbalances with respect to the Subject Company Group or any of its Assets as of the date(s) set forth on Schedule 5.19.
Section 5.20Advance Payments. Except as set forth in Schedule 5.20, and except for any throughput deficiencies attributable to or arising out of any Imbalances described on Schedule 5.19, (a) with respect to any of the Assets operated by a member of the Subject Company Group (or its Affiliate), none of the Subject Company or its Subsidiaries (if any) is obligated by virtue of any take or pay payment, advance payment or other similar payment (other than as established by the terms of the Leases) or under any gathering, transmission or any other similar contract or agreement, or (b) with respect to any of the Assets not operated by a member of the Subject Company Group (or its Affiliate), to the Knowledge of Seller, none of the Subject Company or its Subsidiaries (if any) is obligated to gather, deliver, process or transport Hydrocarbons, or deliver proceeds from the sale thereof, at some future time without receiving full payment therefor at or after the time of delivery.
Section 5.21Certain Real Property Interests.
(a)Schedule 5.21(a) identifies each Owned Real Property held by the Subject Company and/or its Subsidiaries (if any).
(b)Schedule 5.21(b) identifies each Leased Real Property held by the Subject Company and/or its Subsidiaries (if any), including a complete list of all leases for such Leased Real Property.
Section 5.22Casualty Loss; Condemnation. As of the Execution Date, there are no (a) Casualty Events reasonably expected to exceed [Redacted: Amount] in the aggregate with respect to any Assets of the Subject Company Group that have not been resolved or repaired in all material respects and (b) pending or, to the Knowledge of Seller, threatened takings (whether permanent, temporary, whole or partial) of any of the Assets, or any part of the Assets, of the Subject Company Group by reason of condemnation or eminent domain. To the Knowledge of Seller, as of the Execution Date, except as set forth in Schedule 5.22 and excluding any Environmental Liabilities, there has been no material property damage to any material assets or properties of the Subject Company Group between the Effective Time and the Execution Date that is not covered by insurance.
Section 5.23Insurance. Set forth on Schedule 5.23 is, as of the Execution Date, a list of all material risk property, general liability, Third Party offsite pollution liability, automobile liability, workers’ compensation and employers’ liability, umbrella/excess liability and directors’ and officers’ liability insurance and other insurance policies and contracts of insurance held by, or maintained for the benefit of, the Subject Company and its Subsidiaries (if any) and its or their respective Assets and Business. A copy of (i) the applicable certificate of insurance for each such policy and (ii) each such policy that has been received by Seller or the Subject Company Group from the applicable insurance provider prior to the Execution Date, has been made available to Purchaser prior to the Execution Date. As of the Execution Date, all of such policies are in full force and effect and there is no material claim pending under any such policies as to which coverage has been denied by the insurer other than customary indications as to reservation of rights by insurers listed on Schedule 5.23. None of the Subject Company or its Subsidiaries (if any) is in material default under any provisions of any such insurance policy, nor has, as of the Execution Date, the Subject Company or its Subsidiaries (if any) received written notice of cancellation of any insurance policy.
Section 5.24Bank Accounts; Officers; Powers of Attorney. Schedule 5.24 sets forth (a) a complete and accurate list of all deposit, demand, savings, passbook, security or similar accounts maintained by the Subject Company and its Subsidiaries (if any) with any bank or financial institution, the names and addresses of the banks or financial institutions maintaining each such account and the authorized signatories on each such account, and (b) an accurate and complete list of all officers, directors and managers of the Subject Company and its Subsidiaries (if any) and a complete list of all Persons holding powers of attorney issued by the Subject Company and its Subsidiaries (if any) that will remain in effect as of immediately prior to the Closing.
Section 5.25Books and Records. The Subject Company and its Subsidiaries (if any) maintain all books of account and other business records (including the Records) required by applicable Law or necessary to conduct the business of the Subject Company and its Subsidiaries (if any) in accordance with its past practices, consistently applied, in all material respects. Except for matters that would not, individually or in the aggregate, have a Seller Material Effect as of the Execution Date, taken as a whole, the Subject Company has provided Purchaser access to a complete and correct copy of all board minutes, consents, and resolutions of the Subject Company and its Subsidiaries (if any) from and after June 20, 2023, except for any of the foregoing that constitute Excluded Assets.
Section 5.26Absence of Certain Changes. Except as set forth on Schedule Section 5.26, since the Effective Time, the business of the Subject Company and its Subsidiaries (if any) has been conducted in the ordinary course of business in all material respects.
Section 5.27Affiliate Arrangements. Except as set forth on Schedule 5.27, there are no Affiliate Arrangements with respect to the Subject Company or its Subsidiaries (if any).
Section 5.28Credit Support. Schedule 5.28 sets forth a complete and accurate list of all Credit Support posted or entered into by each member of the Subject Company Group (or by Seller or any other Affiliate of Seller, on behalf of a member of the Subject Company Group or with respect to the ownership or operation of the Assets) with Governmental Authorities or any other Person.
Section 5.29Suspense Funds. To the Knowledge of Seller as of the Execution Date, Schedule 5.29, Part A lists all Suspense Funds held by the Subject Company or its Subsidiaries (if any) as of the dates set forth on such Schedule. Except as set forth on Schedule 5.29, Part B, to Seller’s Knowledge as of the Execution Date, all material proceeds from the sale of Hydrocarbons produced from the Oil and Gas Properties owned by the Subject Company or its Subsidiaries (if any) are being received by the Subject Company or its Subsidiaries (if any) in a timely manner consistent with historical practices and are not being held in suspense, in any material respect.

Section 5.30Permits. Except (a) as set forth on Schedule 5.11(a), (b) with respect to Permits under Environmental Laws, which are addressed in Article 3, Section 5.13 (with respect to the Material Contracts described in clauses (m) and (n) of such definition), Section 5.16(c), and Section 5.17, and (c) with respect to applicable Permits regarding labor and employment practices, which are addressed in Section 5.11: (i) each member of the Subject Company Group has obtained, and to the Knowledge of Seller, each Third Party operator of the Assets has obtained, and is maintaining, all material Permits required to be obtained to operate the Assets in accordance with applicable Laws, and (ii) each such Permit is in full force and effect and there exists no material default under any such Permit by any member of the Subject Company Group or its Affiliates.
Section 5.31Regulatory. Except as set forth on Schedule 5.31, neither the Subject Company nor any of its Subsidiaries (if any) (a) is engaged in the transportation of natural gas in interstate commerce under the Natural Gas Act of 1938, as amended, is engaged in the transportation of natural gas in intrastate commerce under the Natural Gas Policy Act of 1978, or uses any of the Assets owned by any member of the Subject Company Group in a manner that subjects it, any Third Party operator of the Assets owned by any member of the Subject Company Group or any future owner of the Assets owned by it to the jurisdiction of, or regulation by, the Federal Energy Regulatory Commission (i) as a natural gas company under the Natural Gas Act of 1938 (other than pursuant to the blanket certificate described below), or (ii) as a common carrier pipeline under the Interstate Commerce Act; or (b) holds any general or limited jurisdiction certificate of public convenience and necessity issued by the Federal Energy Regulatory Commission other than a blanket sale for resale certificate issued by operation of Law or a blanket certificate issued to permit participation in capacity release transactions. Neither the Subject Company nor any of its Subsidiaries (if any) has acquired any of the Assets owned by any member of the Subject Company Group through the use of eminent domain or condemnation. Any member of the Subject Company Group that holds a waiver from the Federal Energy Regulatory Commission is in compliance in all material respects with the requirements for obtaining and maintaining such waiver and with the Federal Energy Regulatory Commission’s order granting such waiver.
Section 5.32Leases. Except as set forth on Schedule 5.32, (a) as of the Execution Date, neither the Subject Company nor its Subsidiaries (if any) have received any unresolved written notices alleging any material default or material breach under any Lease by the Subject Company or its Subsidiaries (if any); (b) as of the Execution Date, neither the Subject Company nor its Subsidiaries (if any) has received written notice from a lessor of any requirements or demands to drill additional wells on any of the Leases, as applicable, which requirements or demands have not been resolved; (c) as of the Execution Date, neither the Subject Company nor its Subsidiaries (if any) have received any unresolved written notice seeking to terminate any of the Leases; (d) no material Leases contain express provisions obligating the Subject Company or its Subsidiaries (if any) to drill any well on the Assets (other than provisions requiring optional drilling as a condition of maintaining or earning all or a portion of a presently non-producing Lease, and other than customary offset drilling provisions); and (e) to the Knowledge of the Subject Company as of the Execution Date, except for Leases (i) currently held by production operations, constructive production, or continuous drilling operations, (ii) where the primary term has otherwise expired, or (iii) as set forth on Schedule 5.32(e), none of the Leases have a primary term that expires within one hundred twenty (120) days of March 31, 2026.
Section 5.33Surface Use. Except as set forth on Schedule 5.33, to the Knowledge of Seller, none of the Leases, Contracts, or Surface Rights and Rights of Way of the Subject Company or its Subsidiaries (if any) are subject to any material restrictions on the use by the Subject Company or its Subsidiaries (if any) of the surface, in connection with Hydrocarbon or water operations, that would materially and adversely affect the operation of the Assets of the Subject Company and its Subsidiaries (if any) as owned and operated as of the Execution Date.

Section 5.34Payout Balances. To the Knowledge of Seller as of the Execution Date, Schedule 5.34 contains a list of the status, as of date(s) reflected therein, of any “payout” balance with respect to the Wells listed on Exhibit A-2 that are operated by the Subject Company Group or any of its Affiliates and are subject to a reversion or other adjustment at some level of cost recovery or payout (or passage of time or other event other than termination of a Lease by its terms).
Section 5.35Special Warranty. The Subject Company Group holds Defensible Title to each of the Wells and DSUs with a positive Allocated Value, in each case, against every Person whomsoever lawfully claims the same or any part thereof by, through or under the Subject Company Group or, prior to Closing, the Seller (or any of Seller’s Affiliates), but not otherwise, subject, however, to the Permitted Encumbrances and any burdens, defects or encumbrances; provided, however, that with respect to the Ranger Legacy Assets, Section 5.35 shall be limited to only those matters arising on or after June 20, 2023.
Section 5.36Non-Consent Operations. Except as set forth on Schedule 5.36, or as reflected in the before- and after-payout Working Interest and Net Revenue Interest set forth in Exhibit A-2 with respect to such Well or Exhibit A-3 with respect to such DSU, or as reflected in the payment balances set forth on Schedule 5.36, since the Effective Time until the Execution Date the Subject Company Group has not declined to participate in any current operation proposed with respect to the Assets of the Subject Company Group that would result in forfeiture of any of the Assets of the Subject Company Group or the incurrence of a penalty as a result of such election not to participate in such operation.
Article 6

REPRESENTATIONS AND WARRANTIES OF PURCHASER
Subject to the terms and conditions of this Agreement, Purchaser represents and warrants to Seller as of the Execution Date and the Closing Date the matters set out in this Article 6.
Section 6.1Existence and Qualification. Purchaser is a limited liability company duly organized, validly existing and in good standing under the Laws of the state of its organization (as set forth in the introductory paragraph) and, is duly qualified in all material respects to carry on its business in the states where it is required to do so.
Section 6.2Power. Purchaser has the requisite limited liability company power and authority, to enter into and perform its respective obligations under this Agreement and the other Transaction Documents to which it will be a party at Closing and to consummate the transactions contemplated by this Agreement and the other Transaction Documents to which it will be a party at Closing.
Section 6.3Authorization and Enforceability. The execution, delivery and performance of this Agreement and the other Transaction Documents to which Purchaser is, or will be, a party at Closing and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser (and all documents required to be executed and delivered by Purchaser at the Closing shall be duly executed and delivered by Purchaser), as applicable and this Agreement constitutes, and at the Closing such Transaction Documents shall constitute, the valid and binding obligations of Purchaser, enforceable in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as to general principles of public policy and/or equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law).
Section 6.4No Conflicts. Except for (x) as required by the HSR Act or (y) filings, notices, authorization, consents, or approvals that if not obtained or made, would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the Transaction Documents to which Purchaser is, or will be, a party or to materially impair Purchaser’s ability to perform its obligations under the Transaction Documents to which it is, or will be, a party, the execution, delivery and performance of this Agreement and the other Transaction Documents by Purchaser, and the consummation of the transactions contemplated hereby and thereby, shall not (a) violate any provision of any Governing Documents of Purchaser or any agreement or instrument to which any such Person is a party or by which it is bound, (b) result in a material default (with due notice or lapse of time or both) or give rise to any right of termination, cancellation or acceleration under any material note, bond, mortgage, indenture or other financing instrument to which Purchaser is a party or by which it is bound, (c) violate any Order or regulation applicable to Purchaser as a party in interest or (d) violate any Law applicable to any of Purchaser.
Section 6.5Consents, Approvals or Waivers. The execution, delivery and performance of this Agreement and the other Transaction Documents by Purchaser shall not be subject to any consent, approval, notice or waiver from any Governmental Authority or other Third Party other than (a) as required by the HSR Act or (b) filings, notices, authorization, consents, or approvals that if not obtained or made, would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by the Transaction Documents to which Purchaser is, or will be, a party or to materially impair Purchaser’s ability to perform its obligations under the Transaction Documents to which it is, or will be, a party.
Section 6.6Defense Production Act. Purchaser is not a foreign person and the transactions contemplated by this Agreement are not a covered transaction as those terms are defined in Section 721 of the Defense Production Act of 1950, as amended, 50 U.S.C. App. 2170 and the regulations promulgated thereunder, 31 C.F.R. Part 800.
Section 6.7Litigation. Except for any Action filed by any Governmental Authority after the Execution Date related to or arising out of the HSR Act, the execution or delivery of this Agreement, or the consummation of the transactions contemplated hereunder, there are no Actions (a) pending before any Governmental Authority against Purchaser seeking to prevent the consummation of the transactions contemplated hereby or (b) to Purchaser’s Knowledge, expressly threatened in writing with reasonable specificity by any Third Party or Governmental Authority against Purchaser seeking to prevent the consummation of the transactions contemplated hereby.
Section 6.8Bankruptcy. There are no bankruptcy, insolvency, reorganization or receivership Actions pending against, being contemplated by or, to Purchaser’s Knowledge, threatened against Purchaser or any Affiliate thereof (whether by Purchaser or any Third Party).
Section 6.9Financing.
(a)Purchaser (a) has sufficient cash on hand (in United States Dollars) to enable Purchaser to fund the Performance Deposit on the Execution Date, (b) will have at Closing sufficient cash on hand (in United States Dollars), available lines of credit (including funds available pursuant to any debt offering or other debt financing transaction) or other sources of immediately available funds to enable Purchaser to (i) pay the Closing Payment on the Closing Date to or on behalf of Seller, and (ii)  pay and perform all other obligations of Purchaser hereunder and under the other Transaction Documents delivered hereunder by Purchaser to the extent such obligations are due and payable at or prior to the Closing.
(b)Purchaser has provided Seller with an accurate and complete copy of the Purchaser Guaranty. The execution, delivery and performance of the Purchaser Guaranty by Purchaser Guarantor has been duly and validly authorized by all necessary action on the part of Purchaser Guarantor. The Purchaser Guaranty has been duly executed and delivered by Purchaser Guarantor, is in full force and effect and constitutes the valid and binding obligations of Purchaser Guarantor, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as to general principles of public policy and/or equity (regardless of whether such enforceability is considered in a proceeding in equity or at law). No event has occurred that, with or without notice, lapse of time or both, would constitute a default or breach on the part of Purchaser Guarantor or Purchaser under the Purchaser Guaranty. The Purchaser Guaranty has not been withdrawn, rescinded, or terminated, or otherwise amended or modified in any respect (and no such withdrawal, rescission, termination, amendment or modification is contemplated).
Section 6.10Investment Intent. Purchaser is acquiring the Subject Securities for its own account and not with a view to their sale or distribution in violation of the Securities Act, any applicable state blue sky Laws or any other applicable securities Laws. Purchaser has made, independently and without reliance on Seller or the Subject Company (except to the extent that Purchaser has relied on the representations and warranties in this Agreement), its own analysis of the Subject Securities, the Subject Company and the Assets for the purpose of acquiring the Subject Securities, and Purchaser has had reasonable and sufficient access to documents, other information and materials as it considers appropriate to make its evaluations. Purchaser acknowledges that the Subject Securities are not registered pursuant to the Securities Act and that none of the Subject Securities may be transferred, except pursuant to an effective registration statement or an applicable exemption from registration under the Securities Act. Purchaser is an “accredited investor” as defined under Rule 501 promulgated under the Securities Act.
Section 6.11Independent Evaluation.
(a)Purchaser is a sophisticated, experienced and knowledgeable investor in the oil and gas business. In entering into this Agreement, Purchaser has relied solely upon the expertise of each of its legal, Tax and other professional counsel concerning this transaction, the Subject Securities, the Subject Company and the Assets and the value thereof. Purchaser acknowledges and affirms that (i)  Purchaser has completed such independent investigation, verification, analysis and evaluation of the Subject Securities, the Subject Company and the Assets and has made all such reviews and inspections of the Subject Securities, the Subject Company and the Assets as it has deemed necessary or appropriate to enter into this Agreement, (ii) Purchaser has relied solely upon the advice and recommendations of its own legal and Tax advisors, and Purchaser has not received or relied upon any advice, recommendations, representations or assurances from Seller, its Affiliates or any member of the Subject Company Group, or any employee, agent or advisor of any of the foregoing, in respect of any legal or Tax matters related to the Subject Company and its purchaser thereof, other than with respect to any representations or warranties given by Seller pursuant to Article 4 or Article 5 of this Agreement, and (iii) at Closing (and assuming material compliance by Seller and the Subject Company with their respective obligations under Section 8.1, Purchaser shall have completed, or caused to be completed, its independent investigation, verification, analysis and evaluation of the Subject Securities, the Subject Company and the Assets and made all such reviews and inspections of the Subject Securities, each Subject Company and the Assets as Purchaser has deemed necessary or appropriate to consummate the transaction.

(b)Purchaser understands and acknowledges that neither the SEC nor any federal, state, or foreign agency has passed upon the Subject Securities, the Subject Company and the Assets or made any finding or determination as to the fairness of an investment in the Subject Securities, the Subject Company and the Assets or the accuracy or adequacy of the disclosures made to Purchaser.
(c)Purchaser is an “Accredited Investor” as such term is defined in the regulations promulgated under the Securities Act, as amended by Section 413(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.
Article 7

DISCLAIMERS AND ACKNOWLEDGEMENTS
Section 7.1General Disclaimers. EXCEPT AS EXPRESSLY REPRESENTED OTHERWISE IN ARTICLE 4, ARTICLE 5 (EACH AS QUALIFIED BY THE DISCLOSURE SCHEDULES) AND THE CERTIFICATES OF SELLER TO BE DELIVERED AT THE CLOSING, WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, (A) NO MEMBER OF THE SELLER GROUP NOR THE SUBJECT COMPANY MAKES, SELLER AND THE SUBJECT COMPANY EXPRESSLY DISCLAIM, AND PURCHASER WAIVES AND REPRESENTS AND WARRANTS THAT PURCHASER HAS NOT RELIED UPON, ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, IN THIS AGREEMENT OR ANY OTHER INSTRUMENT, AGREEMENT OR CONTRACT DELIVERED HEREUNDER OR IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREUNDER OR THEREUNDER, INCLUDING ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AS TO (i) ANY MEMBER OF THE SELLER GROUP, (ii) ANY TITLE TO ANY OF THE ASSETS OR THE EXISTENCE OR NON-EXISTENCE OF ANY TITLE DEFECTS OR OTHER ENCUMBRANCES OR BURDENS ON THE ASSETS, (iii) THE CONTENTS, CHARACTER OR NATURE OF ANY DESCRIPTIVE MEMORANDUM, ANY REPORT OF ANY PETROLEUM ENGINEERING CONSULTANT OR ANY GEOLOGICAL, SEISMIC DATA, RESERVE DATA, RESERVE REPORTS OR RESERVE INFORMATION (ANY ANALYSIS OR INTERPRETATION THEREOF) RELATING TO THE ASSETS, (iv) THE QUANTITY, QUALITY OR RECOVERABILITY OF HYDROCARBONS IN OR FROM THE ASSETS, (v) THE EXISTENCE OF ANY PROSPECT, RECOMPLETION, INFILL, OR STEP-OUT DRILLING OPPORTUNITIES, (vi) ANY ESTIMATES OF THE VALUE OF THE SUBJECT SECURITIES OR THE ASSETS OR FUTURE REVENUES GENERATED BY THE ASSETS, (vii) THE PRODUCTION OF PETROLEUM SUBSTANCES FROM THE ASSETS, OR WHETHER PRODUCTION HAS BEEN CONTINUOUS OR IN PAYING QUANTITIES, OR ANY PRODUCTION OR DECLINE RATES, (viii) THE MAINTENANCE, REPAIR, CONDITION, QUALITY, SUITABILITY, DESIGN OR MARKETABILITY OF THE ASSETS, (ix) INFRINGEMENT OF ANY INTELLECTUAL PROPERTY RIGHT, (x) ANY BULK SALES LAWS OR SIMILAR LAWS AND/OR ANY OTHER RECORD, FILES, MATERIALS OR INFORMATION (INCLUDING AS TO THE ACCURACY, COMPLETENESS OR CONTENTS OF THE RECORDS) THAT MAY HAVE BEEN MADE AVAILABLE OR COMMUNICATED TO PURCHASER GROUP OR THEIR REPRESENTATIVES IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR ANY DISCUSSION OR PRESENTATION RELATING THERETO, AND (B)  SELLER AND THE SUBJECT COMPANY FURTHER DISCLAIM, AND PURCHASER WAIVES, ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR CONFORMITY TO MODELS OR SAMPLES OF MATERIALS OF ANY EQUIPMENT, IT BEING EXPRESSLY UNDERSTOOD AND AGREED BY THE PARTIES HERETO THAT, EXCEPT AS EXPRESSLY REPRESENTED OTHERWISE IN ARTICLE 4, ARTICLE 5

(EACH AS QUALIFIED BY THE DISCLOSURE SCHEDULES) AND THE CERTIFICATES OF SELLER TO BE DELIVERED AT THE CLOSING, THE SUBJECT SECURITIES AND THE ASSETS ARE BEING TRANSFERRED “AS IS, WHERE IS,” WITH ALL FAULTS AND DEFECTS, AND THAT PURCHASER HAS MADE OR CAUSED TO BE MADE SUCH INSPECTIONS AS PURCHASER DEEMS APPROPRIATE. PURCHASER SPECIFICALLY DISCLAIMS ANY OBLIGATION OR DUTY BY SELLER, THE SUBJECT COMPANY OR ANY MEMBER OF THE SELLER GROUP TO MAKE ANY DISCLOSURES OF FACT NOT REQUIRED TO BE DISCLOSED PURSUANT TO THE EXPRESS REPRESENTATIONS AND WARRANTIES SET FORTH HEREIN.
Section 7.2Environmental Disclaimers. Purchaser acknowledges that (a) the Assets have been used for exploration, development, production, gathering and transportation of oil and gas and other Hydrocarbons and there may be petroleum, produced water, wastes, asbestos-containing materials, scale, NORM, Hazardous Substances or other substances or materials located in, on or under the Assets or associated with the Assets; (b) the sites included in the Assets may contain asbestos, NORM or other Hazardous Substances; (c) NORM may affix or attach itself to the inside of wells, pipelines, materials and equipment as scale, or in other forms; (d) the wells, materials and equipment located on the Assets or included in the Assets may contain NORM, asbestos and other wastes or Hazardous Substances; (e) NORM containing material or other wastes or Hazardous Substances may have come in contact with various environmental media, including water, soils or sediment and (f) special procedures may be required for the assessment, Remediation, removal, transportation or disposal of environmental media, wastes, asbestos, NORM and other Hazardous Substances from the Assets. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, BUT EXCEPT AS EXPRESSLY REPRESENTED OTHERWISE IN ARTICLE 4, ARTICLE 5 (EACH AS QUALIFIED BY THE DISCLOSURE SCHEDULES) AND THE CERTIFICATES OF SELLER TO BE DELIVERED AT THE CLOSING, NEITHER SELLER NOR THE SUBJECT COMPANY MAKES, AND THE SELLER AND THE SUBJECT COMPANY EXPRESSLY DISCLAIMS, AND PURCHASER WAIVES ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, WITH RESPECT TO ANY ENVIRONMENTAL DEFECT, ENVIRONMENTAL LIABILITIES, RELEASE OF HAZARDOUS SUBSTANCES OR ANY OTHER ENVIRONMENTAL CONDITION, INCLUDING THE PRESENCE OR ABSENCE OF ASBESTOS OR NORM IN OR ON THE ASSETS IN QUANTITIES TYPICAL FOR OILFIELD OPERATIONS IN THE AREAS WHERE THE ASSETS ARE LOCATED. AS OF CLOSING, PURCHASER SHALL HAVE INSPECTED AND WAIVED ITS RIGHT TO INSPECT THE ASSETS FOR ALL PURPOSES, AND SATISFIED ITSELF AS TO THEIR PHYSICAL AND ENVIRONMENTAL CONDITION, BOTH SURFACE AND SUBSURFACE, INCLUDING CONDITIONS SPECIFICALLY RELATING TO THE PRESENCE, RELEASE, OR DISPOSAL OF HAZARDOUS SUBSTANCES, SOLID WASTES, ASBESTOS, OTHER MAN-MADE FIBERS, AND NORM. PURCHASER IS RELYING SOLELY UPON THE TERMS OF THIS AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS, INCLUDING ARTICLE 4, ARTICLE 5 AND THE CERTIFICATE OF SELLER TO BE DELIVERED AT THE CLOSING AND ITS OWN INSPECTION OF THE ASSETS. AS OF CLOSING, PURCHASER HAS MADE ALL SUCH REVIEWS AND INSPECTIONS OF THE ASSETS AND THE RECORDS AS PURCHASER HAS DEEMED NECESSARY OR APPROPRIATE TO CONSUMMATE THE TRANSACTION.
Section 7.3Calculations, Reporting and Payments. EXCEPT AS EXPRESSLY REPRESENTED OTHERWISE IN ARTICLE 4, ARTICLE 5 (EACH AS QUALIFIED BY THE DISCLOSURE SCHEDULES) AND THE CERTIFICATES OF SELLER TO BE DELIVERED AT THE CLOSING, PURCHASER ACKNOWLEDGES AND AGREES THAT PURCHASER CANNOT RELY ON OR FORM ANY CONCLUSIONS FROM SELLER’S

(OR ITS REPRESENTATIVES’, DIRECT OR INDIRECT OWNERS’ OR AFFILIATES’ (INCLUDING, FOR THIS PURPOSE, THE SUBJECT COMPANY GROUP)) METHODOLOGIES FOR THE CALCULATION AND REPORTING OF (A) PRODUCTION OR ROYALTIES ATTRIBUTABLE TO PRODUCTION PRIOR TO THE EFFECTIVE TIME OR (B) TAXES THAT WERE UTILIZED FOR ANY TAX PERIOD (OR PORTION THEREOF) BEGINNING PRIOR TO THE CLOSING DATE FOR PURPOSES OF CALCULATING AND REPORTING TAXES ATTRIBUTABLE TO ANY TAX PERIOD (OR PORTION THEREOF) BEGINNING AFTER THE CLOSING DATE, IT BEING UNDERSTOOD THAT PURCHASER MUST MAKE ITS OWN DETERMINATIONS AS TO THE PROPER METHODOLOGIES THAT CAN OR SHOULD BE USED FOR ANY SUCH LATER TAX RETURN.
Section 7.4Changes in Prices; Well Events. EXCEPT WITH RESPECT TO ITS INDEMNIFICATION RIGHTS UNDER ARTICLE 13, PURCHASER ACKNOWLEDGES THAT IT SHALL ASSUME ALL RISK OF LOSS WITH RESPECT TO: (A) CHANGES IN COMMODITY OR PRODUCT PRICES AND ANY OTHER MARKET FACTORS OR CONDITIONS FROM AND AFTER THE EFFECTIVE TIME; (B) PRODUCTION DECLINES OR ANY ADVERSE CHANGE IN THE PRODUCTION CHARACTERISTICS OR DOWNHOLE CONDITION OF ANY WELL, INCLUDING ANY WELL WATERING OUT, OR EXPERIENCING A COLLAPSE IN THE CASING OR SAND INFILTRATION, FROM AND AFTER THE EXECUTION DATE AND (C) DEPRECIATION OF ANY ASSETS THAT CONSTITUTE PERSONAL PROPERTY THROUGH ORDINARY WEAR AND TEAR.
Section 7.5Limited Duties. ANY AND ALL DUTIES AND OBLIGATIONS WHICH EITHER PARTY MAY HAVE TO THE OTHER PARTY WITH RESPECT TO OR IN CONNECTION WITH THE SUBJECT SECURITIES, THE ASSETS, THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY ARE LIMITED TO THOSE IN THIS AGREEMENT AND THE OTHER TRANSACTION DOCUMENTS. ABSENT FRAUD (AS DEFINED IN SECTION 1.1) THE PARTIES DO NOT INTEND (A) THAT THE DUTIES OR OBLIGATIONS OF EITHER PARTY, OR THE RIGHTS OF EITHER PARTY, SHALL BE EXPANDED BEYOND THE TERMS OF THIS AGREEMENT ON THE BASIS OF ANY LEGAL OR EQUITABLE PRINCIPLE OR ON ANY OTHER BASIS WHATSOEVER OR (B) THAT ANY EQUITABLE OR LEGAL PRINCIPLE OR ANY IMPLIED OBLIGATION OF GOOD FAITH OR FAIR DEALING OR ANY OTHER MATTER REQUIRES EITHER PARTY TO INCUR, SUFFER OR PERFORM ANY ACT, CONDITION OR OBLIGATION CONTRARY TO THE TERMS OF THIS AGREEMENT AND THAT WOULD BE UNFAIR, AND THAT THEY DO NOT INTEND TO INCREASE ANY OF THE OBLIGATIONS OF ANY PARTY UNDER THIS AGREEMENT ON THE BASIS OF ANY IMPLIED OBLIGATION OR OTHERWISE.
Section 7.6Certain Information. EXCEPT AS AND TO THE LIMITED EXTENT EXPRESSLY SET FORTH IN ARTICLE 4 OR ARTICLE 5 AND THE CERTIFICATE OF SELLER TO BE DELIVERED AT THE CLOSING, (I) SELLER MAKES NO REPRESENTATIONS OR WARRANTIES, EXPRESS, STATUTORY OR IMPLIED, AND (II)  SELLER EXPRESSLY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY REPRESENTATION, WARRANTY, STATEMENT OR INFORMATION MADE OR COMMUNICATED (ORALLY OR IN WRITING) TO PURCHASER OR ANY OF ITS AFFILIATES, OR ITS OR THEIR EMPLOYEES, AGENTS, OFFICERS, CONSULTANTS, ADVISORS OR REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION, PROJECTION OR ADVICE THAT MAY HAVE BEEN PROVIDED TO PURCHASER BY ANY MEMBER OF THE SELLER GROUP).

Section 7.7Conspicuousness. SELLER, THE SUBJECT COMPANY AND PURCHASER AGREE THAT, TO THE EXTENT REQUIRED BY APPLICABLE LAW TO BE EFFECTIVE, THE DISCLAIMERS OF CERTAIN REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS ARTICLE 7 AND THE REST OF THIS AGREEMENT ARE “CONSPICUOUS” DISCLAIMERS FOR THE PURPOSE OF ANY APPLICABLE LAW.
Article 8

COVENANTS OF THE PARTIES
Section 8.1Access.
(a)Upon execution of this Agreement until the Closing Date, the Subject Company shall give Purchaser, its Affiliates, and each of their respective officers, directors, managers, agents, accountants, attorneys, investment bankers, financing sources, environmental consultants and other authorized representatives (“Purchaser’s Representatives”) reasonable access to electronic copies of the Records in Seller’s or the Subject Company’s or any of their respective Affiliates’ possession and, upon at least five (5) Business Days prior notice, to any Assets operated by the Subject Company, in each case during the normal business hours of the Subject Company, solely for the purpose of conducting a due diligence review of such Assets and Records, in each case to the extent that the Subject Company may provide such access without (i) violating applicable Laws or breaching any Contracts, (ii) excluding disclosure of title opinions, waiving any legal privilege of Seller or the Subject Company, any of their respective Affiliates or their respective counselors, attorneys, accountants or consultants or (iii) violating any confidentiality obligations of Seller or the Subject Company to any Third Party, provided that Seller shall, if requested by Purchaser, use commercially reasonable efforts (without an obligation to pay money or incur any liability to, or perform any obligation for the benefit of, an Third Party) to seek a consent or waiver to permit disclosure of confidential information without breach of any applicable confidentiality obligation. Such access shall be granted to Purchaser (x) with respect to the Records stored in electronic form, in the VDR, (y) with respect to the Records not stored in electronic format, in the offices of Seller or its Affiliates, and (z) otherwise, on the premises of the applicable Assets; provided, however, in no event shall Seller or the Subject Company be obligated to provide, and Purchaser and Purchaser’s Representatives shall have no right to receive or review (A) any personnel records of, or relating to, any individual that is employed by Seller or its Affiliates, including any member of the Subject Company Group (other than information required to be disclosed pursuant to Section 8.10), (B) any Excluded Records or (C) prior to Closing, any emails of the Subject Company, except to the extent constituting Records. To the extent that any Third Parties operate the Assets, the Subject Company shall use commercially reasonable efforts to provide Purchaser with access to such Assets (which efforts shall be limited to requesting that the applicable Third Party operator provide Purchaser’s Representatives with access to such Assets). All investigations and due diligence conducted by Purchaser or any of Purchaser’s Representatives with respect to the Assets shall be conducted at Purchaser’s sole cost and expense under any conclusions made from an examination done by Purchaser or any of Purchaser’s Representatives shall result from Purchaser’s own independent review and judgement. Seller or its designee shall have the right to accompany Purchaser and Purchaser’s Representatives whenever they are on site on the Assets and are permitted to collect split test samples if any are collected pursuant to approved invasive activities under this Section 8.1(a). Purchaser’s investigation and review shall be conducted in a manner that minimizes interference with the ownership or operation of the Assets or the Business, and Purchaser’s inspection right with respect to the environmental condition of the Assets shall be limited to conducting a Phase I Environmental Site Assessment in accordance with the ASTM International Standard Practice Environmental Site Assessments: Phase I Environmental Site Assessment Process (Publication Designation: E1527 or E2247) or a similar visual assessment

(including via any optical gas imaging cameras but excluding in all cases electronic ground or air scanners or samplers or other non-photographic devices) that does not include invasive sampling or testing of any environmental media (“Phase I”). No Purchaser Representative shall be entitled to conduct any sampling or testing of any environmental media in a manner similar to ASTM International Practice Environmental Site Assessments: Phase II Environmental Site Assessment Process (Publication Designation: E1903), or any other invasive or intrusive testing, measuring or sampling (including in all cases any electronic ground or air scanners or samplers, or other non-photographic devices, but excluding any cameras, including FLIR cameras) on or relating to the Assets (“Phase II”), without submitting a rationale and proposed work plan for the proposed Phase II and obtaining the prior written consent of the Subject Company, which consent may be granted, conditioned or withheld at the sole discretion of the Subject Company. In the event that Purchaser is unable to conduct a Phase I with respect to any Third Party-operated Asset or a Phase II with respect to any Asset due to Seller, Subject Company, or Third Party (as applicable) withholding its consent or approval, Purchaser may elect, in its sole discretion, to submit a Defect Notice with respect to such Asset(s) pursuant to and consistent with Section 3.2(a), and the lack of data from such Phase I or Phase II (as applicable) shall not, in and of itself, invalidate such Defect Notice with respect to Section 3.2(a). Purchaser shall furnish to Seller and the Subject Company, free of costs, a copy of all final reports and test results prepared by or for Purchaser related to Purchaser’s diligence and investigation of the Assets, including any and all Phase I, Phase II, or further environmental assessments, intrusive testing or sampling (invasive or otherwise) on or relating to any of the Assets, in each case, to the extent any such report or test result is relied upon by Purchaser in connection with the assertion of a Defect Notice. Purchaser shall obtain from any applicable Governmental Authorities and Third Parties all Permits necessary or required to conduct any approved invasive activities permitted by the Subject Company; provided that, upon request, the Subject Company shall provide Purchaser with assistance (at no cost or liability to Seller or the Subject Company) as reasonably requested by Purchaser that may be necessary to secure such Permits. Seller and the Subject Company shall have the right, at its option and cost, to split with Purchaser any samples collected pursuant to approved invasive activities. If the Closing does not occur, Purchaser (1) shall return or destroy all copies of the Records, reports, summaries, evaluations, due diligence memos and derivative materials related thereto in the possession or control of Purchaser or any of Purchaser’s Representatives in accordance with the Confidentiality Agreement and (2) shall keep, and shall cause each of Purchaser’s Representatives to keep, any and all information obtained by or on behalf of Purchaser confidential in accordance with the terms of the Confidentiality Agreement.
(b)Prior to the Closing, Purchaser shall not (and shall cause each Purchaser Representative not to) contact contractual counterparties, customers or potential customers of the Subject Company regarding this Agreement or the transactions contemplated hereby, any right of access to the Assets permitted hereunder, or the Business of the Subject Company without the prior written consent of Seller, which consent may not be unreasonably withheld, conditioned or delayed; provided, however, (i) that Seller may withhold consent to any such communications that, upon advice from outside antitrust counsel, Seller believes in good faith would violate applicable Antitrust Laws and (ii) such contact or communication shall solely pertain to post-Closing transition and administration of contractual or vendor relationships after Closing, (ii) [Redacted: Persons required to be present] shall be present at any such contact or communication and (iii) in no event shall Purchaser or any Purchaser Representative have the right to direct or suggest any such vendor or counterparty as to operations or contractual matters with respect to periods prior to the Closing.
(c)Purchaser agrees to indemnify, defend and hold harmless each member of the Seller Group from and against any and all Damages (including court costs and reasonable attorneys’ fees), including Damages attributable to, arising out of or relating to Purchaser’s or Purchaser’s Representative’s access to the Records, any offices of Seller or the Subject Company or the Assets prior to the Closing by Purchaser or any of Purchaser’s Representatives, EVEN IF

SUCH CLAIMS, DAMAGES, LIABILITIES, OBLIGATIONS, LOSSES, COSTS AND EXPENSES ARE CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT), STRICT LIABILITY OR OTHER LEGAL FAULT OF ANY MEMBER OF THE SELLER GROUP (BUT EXCLUDING DAMAGES ARISING OUT OF (I) GROSS NEGLIGENCE OR WILLFUL MISCONDUCT ON THE PART OF SELLER OR ANY SUBJECT COMPANY, (II) THE MERE DISCOVERY OF ANY PRE-EXISTING CONDITIONS, INCLUDING ANY ENVIRONMENTAL DEFECTS OR ENVIRONMENTAL LIABILITIES, OR (III) ANY PRE-EXISTING CONDITIONS EXCEPT TO THE EXTENT THAT SUCH PRE-EXISTING CONDITIONS ARE EXACERBATED BY PURCHASER OR PURCHASER’S REPRESENTATIVES.
(d)Upon completion of Purchaser’s due diligence, Purchaser shall, at its sole cost and expense and without any cost or expense to Seller, the Subject Company or any of their respective Affiliates, (i) repair all damage done to the Assets in connection with Purchaser’s or Purchaser’s Representative’s due diligence, (ii) restore the Assets to the approximate same or better condition than they were prior to commencement of Purchaser’s or Purchaser’s Representative’s due diligence and (iii) remove all equipment, tools or other property brought onto the Assets in connection with Purchaser’s or Purchaser’s Representative’s due diligence. Any disturbance to the Assets (including the leasehold associated therewith) resulting from Purchaser’s or Purchaser’s Representative’s due diligence shall be promptly corrected by Purchaser.
(e)During all periods that Purchaser or any of Purchaser’s Representatives are on the Assets or the Subject Company’s premises, Purchaser shall be responsible for maintaining, at its sole expense and with insurers reasonably satisfactory to Seller, policies of insurance of the types and in the amounts reasonably requested by Seller in writing. Coverage under all insurance required to be carried by Purchaser hereunder shall (i) be primary insurance, (ii) list the members of the Seller Group as additional insureds, (iii) waive subrogation against the members of the Seller Group and (iv) provide for five (5) days’ prior notice to Seller in the event of cancellation or modification of the policy or reduction in coverage. Upon request by Seller, Purchaser shall provide evidence of such insurance to Seller prior to entering the Assets or premises of Seller, the Subject Company or any of their respective Affiliates.
(f)Purchaser understands that one or more members of the Seller Group (including the Subject Company Group) have had discussions regarding other bids for the Subject Company Group and/or the Assets and the preparation and negotiation of this Agreement, the Schedules hereto and the other documents contemplated herein, and that, excluding information related to this Agreement (including the representations and warranties and covenants set forth herein and the Schedules and Exhibits attached hereto), (A) Purchaser and the Subject Company shall not be entitled to use in connection with any disputes against Seller or the Subject Company (before or after Closing) Seller’s or the Subject Company’s internal drafts of this Agreement, copies of (or other information regarding) other bids for the Subject Company or emails or other written information (including in electronic form) relating to any of the foregoing or to the sales process (whether or not related to Purchaser’s bid or other bids for the Subject Company), and (B) Purchaser hereby agrees that, except as reasonably necessary to defend any Third Party Claim after Closing, (1) it shall not have any rights to any such information and (2) it shall not request or subpoena any of any member of Seller Group or the Subject Company, or any of their Representatives, management or employees to provide to any such information.
Section 8.2Operation of Business of the Subject Company Group.
(a)From the Execution Date until the Closing, except as expressly contemplated by this Agreement (including in connection with the Pre-Closing Restructuring) or as expressly consented to in writing by Purchaser (which consent shall not be unreasonably delayed, withheld or conditioned), Seller shall not (nor, with respect to clauses (ii)-(iv), shall it permit any of its Affiliates or Subsidiaries to):
(i)transfer, issue, pledge, grant, dispose of, encumber (other than with respect to Permitted Securities Liens), deliver, redeem or sell any Subject Securities held by Seller (or any Securities of any member of the Subject Companies), or authorize any such action;
(ii)amend or adopt any change to (other than administrative or ministerial amendments or changes that are not material to such member of the Subject Company Group), or waive any rights under, any Governing Documents of any member of the Subject Company Group;
(iii)form or acquire a Subsidiary of the Subject Company or any of its Subsidiaries, including by merger, consolidation, Securities acquisition, share exchange, business combination or otherwise; or
(iv)except as expressly permitted under Section 8.2(b), (A) solicit, initiate, pursue, participate in, facilitate, encourage or accept or enter into any agreement or contract regarding any other proposals or offers from any Person relating to any direct or indirect acquisition or purchase of all or any portion of the Subject Securities (or any Securities of any member of the Subject Companies) or all or substantially all of the Assets or (B) participate in any discussions, conversations, negotiations or other communications regarding, or furnish to any other Person any information with respect to, or otherwise cooperate in any way, assist or participate in, facilitate or encourage any effort or attempt by any other Person to seek to do any of the foregoing actions in clause (A).
(b)From the Execution Date until the Closing, except (v) as reasonably necessary or required in order for Seller or the Subject Company to perform their respective obligations and covenants set forth herein (including in connection with the Pre-Closing Restructuring and the Pre-Closing Re-Domestication), (w) as required by the terms of any Lease or applicable Laws, (x) as set forth on the development plan and budget attached hereto as Schedule 8.2 (the “Ordinary Course Development Plan”), (y) for the operations covered by the capital commitments described in Schedule 5.14 and/or (z) as expressly contemplated by this Agreement (including in connection with the Pre-Closing Restructuring and the Pre-Closing Re-Domestication) or as expressly consented to in writing by Purchaser, the Subject Company shall, and shall cause its Subsidiaries to:
(c)[Redacted: Various confidential negotiated values and thresholds below]
(i)conduct the ownership and operation of the Assets of the Subject Company Group in the ordinary course of business in substantially the same manner as conducted by the Subject Company Group in the six (6) month period prior to the Execution Date;
(ii)not transfer, sell, hypothecate, encumber, place a Lien on, novate, swap, trade, exchange, affirmatively abandon, affirmatively relinquish or otherwise dispose of any of the Assets, except for (A) sales and dispositions of Hydrocarbons in the ordinary course of business, (B) the Plugging and Abandonment of any Assets to the extent required under any applicable Laws, Leases or Contracts, (C) sales and dispositions of inventory, equipment and materials in the ordinary course of business that are no longer necessary in the operation of the Assets for which replacements have been, or will be on or prior to Closing, obtained, or (D) the Excluded Assets;
(iii)not enter into, execute, terminate (other than terminations based on the expiration without any affirmative action by any Subject Company Group member), novate, materially amend or extend any Material Contracts (or Contracts that would be required to be listed on Schedule 5.13 had such Contract been entered into as of the Execution Date); provided, however, the Subject Company Group may enter into (A) any Material Contracts (or any amendments, extensions, supplements and/or replacements with respect to any Material Contracts) with Third Parties to the extent necessary or advisable in connection with the conduct of any operations contemplated under the Ordinary Course Development Plan, (B) any Material Contracts (or amendments, extensions, supplements and/or replacements with respect to any Material Contracts) with Third Parties as reasonably necessary to transport, market, process, store, sale or dispose of any Hydrocarbons or other substances, or (C) any amendments, extensions, supplements, and/or replacements of any of the Credit Documents and incur such additional Post-Effective Time Credit Document Indebtedness as necessary in order to conduct the Business in the ordinary course;
(iv)provide notice to (and a copy of the applicable authorization for expenditure) Purchaser, prior to proposing, committing to, or approving, or electing to be a non-consenting party with respect to (except to the extent that Purchaser has denied consent to participate in an operation for which Purchaser’s consent is required pursuant to this Section 8.2), (A) any authorizations for expenditure for capital expenditures proposed by a Third Party (excluding, for the avoidance of doubt, expenditures proposed [Redacted: Name of Third Party] and relating to solely to drilling and/or completion operations) that individually is reasonably estimated to involve commitments in excess of [Redacted], or (B) any authorizations for expenditure for capital expenditures proposed by [Redacted: Name of Third Party] and relating to solely to drilling and/or completion operations that individually is reasonably estimated to involve commitments in excess of [Redacted], in each case, (net to the Working Interest of the Subject Company Group), other than operations (i) set forth in the Ordinary Course Development Plan, or (ii) as required on an emergency basis or as required for the safety of individuals or the environment;
(v)in the event that the reasonably expected aggregate costs of any individual budget category by “Operational Type” (which “Operational Type” categories shall include (A) drilling operations, (B) primary completions, (C) re-stimulations, re-fracs and re-working operations and (D) facilities and other costs) set forth in the Ordinary Course Development Plan would reasonably be expected to result in the Subject Company Group exceeding the budget for such “Operational Type” specified in the Ordinary Course Development Plan by more than [Redacted], the Subject Company Group shall not propose, commit to or approve, or elect participate in, any authorizations for any new capital expenditure pertaining to such “Operational Type” (i) if proposed by a Third Party, and excluding, for the avoidance of doubt, expenditures proposed [Redacted: Name of Third Party] and relating to solely to drilling and/or completion operations) that individually is reasonably estimated to involve commitments in excess of [Redacted] or (ii) [Redacted] if proposed by [Redacted: Name of Third Party] and relating to solely to drilling and/or completion operations, in each case (net to the Working Interest of the Subject Company Group), except in the event of an emergency to protect life or protect against imminent and substantial threat to environment or property;
(vi)not resign as operator of any of the Assets (other than assets that are transferred, exchanged, swapped or disposed as permitted under Section 8.2(b)(ii));

(vii)not issue (other than to another member of the Subject Company Group) any Securities or split, combine or reclassify any of its outstanding Securities;
(viii)not make any investment in the Securities of any other Person (other than its existing Subsidiaries, if any);
(ix)not acquire any business, properties or assets (including stock, Securities of another Person, substantially all of the assets of another Person) whether through asset purchase, merger, consolidation, share exchange, business combination or otherwise, except for (A) acquisitions of equipment and other inventory (excluding Hydrocarbon inventories) in the ordinary course of business, (B) materials acquired in connection with capital expenditures consistent with the Ordinary Course Development Plan applicable to the Subject Company Group, (C) acquisitions via non-consent penalties or forfeitures or force pooled interest (if applicable) in any Well or other operation otherwise permitted under this Section 8.2 or (D) asset acquisitions for oil and gas leases that do not exceed [Redacted] individually or [Redacted] in the aggregate;
(x)not change in any material respect the material accounting principles, practices or methods of the Subject Company, except as required by the Accounting Principles or statutory accounting requirements;
(xi)not adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution or wind-up of any member of the Subject Company Group;
(xii)use commercially reasonable efforts to fund costs, expenses and other capital requirements of the Subject Company Group with cash from operations or other cash on hand of the Subject Company Group before incurring any Indebtedness for borrowed money, including any Post-Effective Time Credit Document Indebtedness; provided, that neither Seller nor the Subject Company shall be obligated to (or to cause the Subject Company Group to) (A) fund any such costs, expenses or capital requirements such that the Subject Company Group would be obligated to hold, in the aggregate and after paying such costs, expenses or capital requirements, a reserve of Cash and Cash Equivalents equal to an amount less than [Redacted] in cash or (B) issue any Securities to, draw on equity commitments from or require capital contributions from, any Person, including Seller or its Affiliates, in each case, before incurring any Indebtedness for borrowed money, including any Post-Effective Time Credit Document Indebtedness;
(xiii)subject to and without limiting Section 8.2(b)(xii), not (A) incur any Indebtedness, other than Post-Effective Time Credit Document Indebtedness, in order to conduct the Business in the ordinary course in accordance with Section 8.16, or (B) make any loans, advances or capital contributions to, or investments in, any other Person (other than its existing Subsidiaries);
(xiv)use commercially reasonable efforts to provide notice to Purchaser with respect to any written notice from any Third Party, where applicable, relating to (A) the Subject Company Group’s default or breach of any Permits and (B) any challenges threatened in writing to operatorship with respect to any DSU;
(xv)maintain the books of accounts and Records of the Subject Company Group in the ordinary course of business, in accordance with its usual accounting practices;

(xvi)promptly, but in any event within five (5) Business Days after Seller or any member of the Subject Company Group obtains Knowledge thereof, notify Purchaser of (A) any Actions filed with any Governmental Authority, or threatened in writing against any member of the Subject Company Group or their Affiliates, with respect to the Assets, the Business, any Subject Company Group member or transactions contemplated by this Agreement, (B) any notices of a material violation received from any Governmental Authority pertaining to the Assets or the Subject Company or (C) any actual or threatened Casualty Event;
(xvii)use commercially reasonable efforts to (A) maintain or, to the extent expiring, renew in similar amounts and types to the extent then available on commercially reasonable terms and prices, the current insurance policies of the Subject Company Group, including as set forth on Schedule 5.23, and not voluntarily reduce or terminate any existing insurance of the Subject Company Group and (B) cause existing insurance policies set forth on Schedule 5.23 for which a Subject Company Group member is not the primary named insured to remain in place for the benefit of the Subject Company Group after Closing and for the remaining policy period thereof;
(xviii)not grant or create any Preferential Right (other than Preferential Rights arising under customary A.A.P.L. form joint operating agreements) or Consent (other than any Consent that cannot, by its express terms, be unreasonably withheld, conditioned or delayed by the holder thereof) with respect to the direct or indirect transfer of any Oil and Gas Properties, or the interests of the Subject Company Group;
(xix)except in the ordinary course of business consistent with past practice of the Subject Company, to the extent required under applicable Laws or the terms of any pooling orders, Contracts or Leases, not establish or amend production sharing agreements, pools or units to allocate production based upon the length of the “as drilled” horizontal wellbore open for production, the total length of the horizontal wellbore, or other methodology that is intended to reasonably attribute to each Lease or leasehold tract affected thereby its share of such production;
(xx)(A) keep Purchaser reasonably apprised of any drilling, re-drilling, completion or other material field operations proposed or conducted by any member of the Subject Company Group with respect to any Assets, to the extent such operations are not consistent with the Ordinary Course Development Plan or Schedule 5.14; and (B) promptly notify Purchaser if the aggregate actual capital costs (net to the Working Interest of the Subject Company Group) for a property, across all “Operational Types” for such property as set forth in the Ordinary Course Development Plan, or (if not in the Ordinary Course Development Plan) in the applicable authorization for expenditure approved or otherwise deemed approved pursuant to this Section 8.2, has or is expected to exceed [Redacted] of the amount budgeted for such operation in the Ordinary Course Development Plan or applicable authorization for expenditure;
(xxi)not institute any Action (other than any Action related to Taxes), or enter into, or offer to enter into, any compromise, release or settlement of any Action pertaining to the Assets of, or any member of, the Subject Company Group, or waive or release any material right of any member of the Subject Company Group, (A) for which the amount in controversy or settlement amount is, or is reasonably expected to be, in excess of [Redacted], individually, or [Redacted], in the aggregate; or (B) with respect to any compromise, release or settlement, that (1) does not result in a final resolution of the applicable Subject Company Group member’s liability with respect to a Third Party Claim (including, in the case of a settlement, an unconditional written release of the Indemnified Person from all further liability in respect of such Third Party Claim), (2)

provides for any injunctive relief again, or requires any performance by, a member of the Subject Company Group other than payment of monetary Damages, (3) would reasonably be expected to have a material and adverse impact on the Subject Company Group or the ownership and operation of the Business or the Assets with respect to any period of time after the Effective Time (other than as a result of monetary Damages) or (4) is not a pooling or similar order executed in the ordinary course of business; provided that, the limitations in clause (A) do not apply to any matter for which Seller is required to accept, and has accepted, its obligation to indemnify Purchaser pursuant to this Agreement; and
(xxii)not affirmatively waive or release any noncompetition, no solicitation, nondisclosure or other restrictive covenant obligation of any current or former employee (including Business Employees) or individual engaged as an independent contractor providing services to the Business or the Assets;
(xxiii)not (A) amend any material Tax Returns; (B) make or change any material Tax election or accounting method in a manner that is inconsistent with past practice; (C) take any position in any material Tax Returns filed by any member of the Subject Company Group that is inconsistent with any position previously taken; (D) settle or compromise any material Tax claim, audit, assessment or dispute with a Governmental Authority (other than the payment of Taxes or collection of refunds in the ordinary course of business); or (E) consent to any extension or waiver of the limitation period applicable to any material claim or assessment in respect of Taxes (other than extensions of time to file Tax Returns); and
(xxiv)not agree or commit to take (or not to take, as applicable) any of the actions described above.
(d)[Redacted: Provisions related to the treatment of employees].
(e)Purchaser’s approval of any action restricted by this Section 8.2 shall not be unreasonably withheld, conditioned or delayed (other than with respect to Section 8.2(a) and Section 8.2(b)(vi), (vii), (viii), (x), (xi), for which Purchaser’s consent may be granted or withheld in its sole discretion) and shall be considered granted within five (5) Business Days (unless a shorter time is reasonably required by the circumstances and such shorter time is specified in Seller’s or Subject Company’s Notice) of Seller’s or Subject Company’s Notice to Purchaser requesting such consent unless Purchaser notifies Seller to the contrary during that period. Notwithstanding the foregoing provisions of this Section 8.2, neither Seller nor the Subject Company shall be in breach of this Section 8.2 in the event of any action reasonably taken in response to an emergency or risk of loss, damage or injury to any person, property or the environment or as otherwise required by Law. Seller and the Subject Company may take such actions, and cause the Subject Company to take such actions, without breach of this Section 8.2, as are reasonably necessary to address an emergency to protect life or protect against an imminent and substantial threat to the environment or property, or as otherwise required by applicable Law or Contract, and shall notify Purchaser of any such action promptly thereafter. Notwithstanding anything to the contrary herein, Seller shall provide, or will cause its Affiliates to provide, Purchaser with copies of any authorizations for expenditure with respect to the Assets promptly after (but in any event within five (5) Business Days of) receipt thereof by Seller, a member of the Subject Company Group, or their Affiliates). Requests for approval of any action restricted by this Section 8.2 shall be delivered to each of the following individuals (which requests may be delivered electronically to such individual’s email address set forth below), each of whom shall have full authority to grant or deny such requests for approval on behalf of Purchaser, and any communication contemplated by Section 8.2 shall only occur between Seller and the notice parties of Purchaser pursuant to Section 14.1.

(f)Notwithstanding anything herein to the contrary or otherwise expanding any obligations which Seller or the Subject Company may have to Purchaser, neither Seller nor the Subject Company shall have any liability, obligation or responsibility to Purchaser or any other Person for any claims, damages, obligations, liabilities, losses, costs and expenses, including claims, damages, obligations, liabilities, losses, costs and expenses attributable to personal injury, death or property damage, relating to, attributable to or resulting from any breach of any covenant of the Subject Company set forth in Section 8.2(b)(i) except to the extent any such claims, damages, obligations, liabilities, losses, costs and expenses, including claims, liabilities, losses, costs and expenses attributable to personal injury, death or property damage, are the direct result of the gross negligence or willful misconduct of the Subject Company or its Subsidiaries. With respect to Assets for which the Subject Company is not designated as the operator under applicable Laws or Contracts, the Subject Company’s obligations under this Section 8.2 with respect to the operation of such Assets shall be limited to voting the Subject Company’s Working Interests or other voting interests in a manner consistent with the requirements set forth in Section 8.2(b)(i) or Section 8.2(b)(iv).
Section 8.3Casualty and Condemnation. Notwithstanding anything herein to the contrary from and after the Effective Time, if Closing occurs, Purchaser shall assume all risk of loss with respect to the depreciation of the Assets due to ordinary wear and tear, in each case, with respect to the Assets. If, after the Execution Date but prior to or on the Closing Date, any portion of the Assets are destroyed or damaged by any act of God, fire, explosion, wild well, hurricane, storm, weather event, earthquake, landslide, act of nature, civil unrest, or similar disorder, terrorist acts, war or any other hostilities or any other casualty or damage or is expropriated or taken in condemnation or under right of eminent domain (each a “Casualty Event”), (a) Purchaser and Seller shall, subject to the satisfaction (or waiver) of the conditions to the Closing set forth in Section 9.1 and Section 9.2, nevertheless be required to proceed with Closing and (b) the Subject Company Group shall be entitled to retain and/or receive (or be subrogated to all of Seller’s and any of its Affiliates’ right, title and interest in) any and all insurance proceeds and proceeds and rights as to any Third Party Claims arising out of any and all such Casualty Events.
Section 8.4Pre-Closing Restructuring and Pre-Closing Re-Domestication.
(a)Prior to the Closing, Seller shall cause the Pre-Closing Restructuring to occur (including filing such certificates of conversion with the Delaware Secretary of State as required by applicable Law) and shall, and shall use commercially reasonable efforts to obtain any amendments, consents, waivers or other modifications under or to the Credit Documents and Intercompany Indebtedness Documents as necessary to effectuate the Pre-Closing Restructuring.
(b)Prior to the Closing, Seller shall use commercially reasonable efforts to cause the Pre-Closing Re-Domestication to occur (including filing such certificates of conversion with the Texas Secretary of State as required by applicable Law) and shall, and shall use commercially reasonable efforts to obtain any amendments, consents, waivers or other modifications under or to the Credit Documents as necessary to effectuate the Pre-Closing Re-Domestication; provided, however, (i) none of Seller, the Subject Company nor any of their respective Affiliates or any of their respective equityholders, members or representatives shall be required to pay any fees to any holders of any Indebtedness of any member of the Seller or any of its Affiliates in connection with effecting or attempting to effect the Pre-Closing Re-Domestication, (ii) Purchaser shall promptly, upon written request by Seller or the Subject Company, reimburse Seller or the Subject Company for all reasonable and documented out-of-pocket costs and expenses (including documented compensation or other fees of any counsel, contractor or advisor) to the extent incurred by Seller and/or the Subject Company and its Subsidiaries and any other representatives in connection with effecting or attempting to effect the Pre-Closing Re-Domestication and shall indemnify and hold harmless Seller, Subject Company and the respective Subsidiaries thereof and their representatives from and against any and all losses suffered or incurred by any of them in connection with their compliance with this Section 8.4(b), in each case, except to the extent suffered or incurred as a result of the gross negligence or willful misconduct by Seller or the Subject Company or such Person’s Subsidiaries thereof or representatives, in each case, as determined by a final, non-appealable judgement of a court of competent jurisdiction (provided, for the avoidance of doubt, that this Section 8.4(b)(ii) shall not include any Income Taxes incurred by Seller as a result of the sale of the Subject Securities pursuant to this Agreement and the Intended Tax Treatment thereof) and (iii) notwithstanding anything in this Agreement to the contrary, except to the extent that any such failure is caused by a willful and intentional breach by Seller of this Section 8.4(b), (i) in no event will any failure by Sellers or any of its Affiliates to comply with this Section 8.4(b) be used by Purchaser as a basis to (i) terminate this Agreement, (ii) assert the failure of any of Purchaser’s conditions to Closing to be satisfied, (iii) assert that Seller is not entitled to terminate this Agreement under the circumstances set forth in Section 12.1(e) or (iv) assert any claim for Damages under this Agreement.
(c) Seller shall keep Purchaser reasonably apprised of the status and progress of, and shall promptly provide to Purchaser any information or documentation reasonably requested by Purchaser regarding, the Pre-Closing Restructuring and the Pre-Closing Re-Domestication. Seller shall provide to Purchaser (i) copies of the executed Pre-Closing Restructuring Documents and the Pre-Closing Re-Domestication Documents and reasonable evidence of the filing thereof, as applicable, as the same are finalized, executed and filed, and (ii) a certificate from the Secretary of State of the State of Delaware and the Secretary of State of the State of Texas, as applicable, as to the existence and good standing of each member of the Subject Company Group dated no more than ten (10) days before Closing.
Section 8.5Closing Efforts and Further Assurances.
(a)Subject to the terms and conditions of this Agreement, Seller and Purchaser shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper or advisable under applicable Law to consummate the transactions contemplated hereby, including by using reasonable best efforts to (i) cause the conditions precedent of Seller (in the case of Purchaser) and of Purchaser (in the case of Seller) set forth in Article 9 to be satisfied by the Initial Outside Date, (ii) obtain all necessary Consents, from Governmental Authorities make of all necessary registrations, declarations and filings with Governmental Authorities (and, in the case of filings required to be made pursuant to the HSR Act, use reasonable best efforts to make such filings not later than November 18, 2025 and in any event shall make such filings not later than November 25, 2025) and take all steps as may be necessary to avoid, or to have terminated, if begun, any Action by any Governmental Authority by the Target Closing Date, (iii) defend any investigations, Actions, suits or proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to avoid the entry of, or to have reversed, terminated, lifted or vacated, any stay, temporary restraining order or other injunctive relief or order entered by any Governmental Authority that could prevent or delay the consummation of the transactions contemplated hereby and (iv) execute and deliver additional instruments necessary to consummate the transactions contemplated hereby, and to fully carry out the purposes of, this Agreement.
(b)Notwithstanding anything herein to the contrary, Seller and Purchaser shall, and shall cause each of its Affiliates, as necessary, to use reasonable best efforts to take any and all actions necessary, to (i) to avoid the entry of, or to have vacated or terminated, any decree, order, or judgment that would restrain, prevent or delay the Closing before the Initial Outside Date, including without limitation defending through litigation on the merits (including appeal) any claim asserted in any court by any Person, and (ii) avoid or eliminate each and every impediment under applicable Laws so as to enable Closing to occur as soon as reasonably possible (and in any event no later than the Initial Outside Date), provided that such commercially reasonable efforts and the reasonable best efforts set forth in Section 8.4(a) shall not include any obligation for any entity in the Purchaser Group or any of Purchaser’s Affiliates to (A) agree or proffer to divest or hold separate (in a trust or otherwise), or take any other action with respect to, any of the assets or businesses of entities within the Purchaser Group or any of Purchaser’s Affiliates or, assuming the consummation of the transactions, any Assets, (B) agree or proffer to limit in any manner whatsoever or not to exercise any rights of ownership of any securities, (C) agree to terminate any existing relationships, contractual rights or obligations of entities within the Purchaser Group or any of Purchaser’s Affiliates, (D) enter into any agreement that in any way limits the ownership or operation of any business, properties or assets (including after Closing the Assets) of entities within the Purchaser Group or any of Purchaser’s Affiliates, (E) the effect any other change or restructuring of entities within the Purchaser Group or any of Purchaser’s Affiliates or (vi) any other remedy, condition or commitment of any kind.
(c)In furtherance and not in limitation of the foregoing, Seller and Purchaser shall (i) each furnish to the other Party as promptly as reasonably practicable all information required for any application or other filing to be made by the other Party pursuant to any applicable Law in connection with the transactions contemplated hereby, (ii) make an appropriate response as promptly as reasonably practicable to any inquiries requests for additional information or documentation by the Antitrust Division of the U.S. Department of Justice (the “DOJ”), the Federal Trade Commission (the “FTC”) or by any other Governmental Authority in respect of such registrations, declarations and filings or such transactions, (iii) promptly notify the other Party of any material communication between that Party and the FTC, the DOJ or any other Governmental Authority, (iv) discuss with and permit the other Party (and its counsel) to review in advance, and consider in good faith the other Party’s reasonable comments in connection with, any proposed filing or communication to the FTC, the DOJ or any other Governmental Authority or, in connection with any Action by a private party to any other Person, relating to any regulatory Law or any investigation or Action pursuant to any regulatory Law in connection with the transactions contemplated hereby, (v) not participate or agree to participate in any meeting, telephone call or discussion with the FTC, the DOJ or any other Governmental Authority in respect of any filings, investigation or inquiry relating to any regulatory Law or any investigation or other Action pursuant to any regulatory Law in connection with this Agreement or the transactions contemplated hereby unless it consults with the other Party in advance and, to the extent permitted by such Governmental Authority, gives the other Party the opportunity to attend and participate in such meeting, telephone call or discussion, (vi) furnish the other Party promptly with copies of all correspondence and communications relating to any regulatory Law or any investigation or Action pursuant to any regulatory Law between them and their Affiliates and their respective representatives on the one hand, and the FTC, the DOJ or any other Governmental Authority or members of their respective staffs on the other hand, with respect to this Agreement and the transactions contemplated hereby and (vii) cooperate in good faith with the other Party in connection with any such registrations, declarations and filings and in connection with resolving any investigation or other inquiry of any such agency or other Governmental Authority under the HSR Act or any other regulatory Law with respect to any such registration, declaration and filing or any such transaction. Anything to the contrary in this Section 8.5 notwithstanding, materials provided to the other Party or its outside counsel may be redacted to remove references concerning the valuation of Purchaser or Seller or as necessary to address reasonable privilege or confidentiality concerns. In furtherance and not in limitation of the foregoing, Seller and Purchaser agree not to extend any waiting period under the HSR Act or enter into any agreement with any Governmental Authority not to consummate the transactions contemplated hereby, except with the prior consent of the other Party, not to be unreasonably withheld or delayed. [Redacted: Reference to allocation of transaction costs].

(d)Prior to HSR Clearance, Purchaser shall not, and shall cause its “ultimate parent entity” and any entities “controlled by” such “ultimate parent entity” (as such terms are defined under the HSR Act and the rules thereunder) not to, acquire or agree to acquire (by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner) any Person or portion thereof, or otherwise acquire or agree to acquire any assets or business, if such agreement, acquisition or other transaction would reasonably be expected to materially delay or impede the receipt of any required approval, consent, clearance, registration, waiver, order, expiration, termination of waiting period, authorization or the consummation of the transactions contemplated by this Agreement that is a condition to Closing or prevent the ability of the Parties to consummate the transactions by the Termination Date.
Section 8.6Amendment of Disclosure Schedules.
Section 8.7[Redacted: Provision providing for amendments to the Disclosure Schedules (which have been redacted) until the Closing]
Section 8.8Liability for Brokers’ Fees. Each Party hereby agrees to indemnify, defend and hold harmless the Other Party, any Affiliate of such Other Party, and all such Other Party’s stockholders, members, officers, directors, employees, agents, lenders, advisors, representatives, accountants, attorneys and consultants from and against any and all claims, obligations, Damages, liabilities, losses, costs and expenses (including court costs and reasonable attorneys’ fees) arising as a result of undertakings or agreements of any such indemnifying Party (or any of its Affiliates) prior to Closing, for brokerage fees, finder’s fees, agent’s commissions or other similar forms of compensation to an intermediary in connection with the negotiation, execution or delivery of this Agreement or any agreement or document contemplated hereunder.
Section 8.9Press Releases. The Parties shall consult with each other and shall mutually agree upon any press release or other public statements with respect to the Transaction Documents or the transactions contemplated by this Agreement (a “Public Transaction Statement”) and shall not issue any such Public Transaction Statement without the prior written consent of the Other Party, other than any Public Transaction Statement consisting solely of information contained in and otherwise consistent with any previously agreed Public Transaction Statement; provided, however, that the foregoing shall not restrict disclosures by a Party or any of its Affiliates (a) to the extent that such disclosures are required by applicable securities or other Laws or the applicable rules of any stock exchange having jurisdiction over such Party or an Affiliate of such Party (including, for the avoidance of doubt, any Public Transaction Statement required to be filed pursuant to the Canadian Securities Exchange); provided, that such Party shall have provided the other Party with (i) a copy of such disclosure no earlier than two (2) Business Days prior to such public disclosure and (ii) the opportunity to provide comment thereon (which comments shall be considered in good faith by the Party desiring to make such Public Transaction Statement), (b) to Governmental Authorities or any Third Party holding preferential rights to purchase, rights of consent or other rights that may be applicable to the transactions contemplated by this Agreement, as reasonably necessary to provide notices, seek waivers, amendments, or terminations of such rights, or seek such consents or (c) to any current or prospective Non-Recourse Person. Each Party shall be liable for the compliance of such Party’s Affiliates with the terms of this Section 8.8.
Section 8.10Expenses. Except as otherwise expressly provided in this Agreement, all fees, (a) Purchaser shall bear (i) one hundred percent (100%) of all fees for filings required under the HSR Act and (ii) all costs and expenses incurred by Purchaser or its Affiliates in connection with or related to the negotiation, authorization, preparation or execution of this Agreement, and the Exhibits and Schedules hereto and thereto, and all other matters related to the Closing, including all fees and expenses of counsel, accountants and financial advisers employed by

Purchaser and (b) Seller shall bear all fees, costs and expenses incurred by Seller and the Subject Company Group and their respective Affiliates in connection with or related to the negotiation, authorization, preparation or execution of this Agreement, and the Exhibits and Schedules hereto and thereto, and all other matters related to the Closing, including all fees and expenses of counsel, accountants and financial advisers employed by Seller or the Subject Company Group.
Section 8.11Records.
(a)At and after Closing, Seller may retain, at its sole cost and expense, copies of any and all Records.
(b)At and after Closing, Purchaser shall, and shall cause the Subject Company to, preserve and keep a copy of all Records in the Subject Company’s and Purchaser’s possession for a period of at least seven (7) years after the Closing Date, other than such Records as Purchaser disposes of in the ordinary course pursuant to its document retention policies (provided, that Purchaser shall first provide Seller with prior notice and a reasonable opportunity, at Seller’s sole cost and expense, to copy, remove and retain all or any part of such Records). After such seven (7) year period, before Purchaser and/or the Subject Company shall dispose of any such Records, Purchaser and the Subject Company shall give Seller at least ninety (90) days’ Notice to such effect, and the Seller shall be given an opportunity, at Seller’s cost and expense, to remove and retain all or any part of such Records as Seller may select.
(c)From and after Closing until the expiration of seven (7) years after the Closing Date, Purchaser and the Subject Company shall provide to Seller full access all Records relating to the period prior to the Closing Date as remain in Purchaser’s, its Affiliates and/or the Subject Company’s possession or control in connection with matters (i) relating to the ownership or operations of the Assets, or (ii) any claims or disputes (x) relating to this Agreement, (y) amongst any members of the Seller Group or (z) with any Third Parties.
(d)After Closing and until Baytex Energy Corp. has filed its Annual Report on Form 40-F for the fiscal year in which the Closing occurs, Purchaser shall make all Records available to Seller and its Affiliates and shall (and shall cause its Affiliates to) use commercially reasonable efforts to cooperate with Seller and its Affiliates (including by providing reasonable access to Purchaser and its Affiliates’ personnel during normal business hours), in each case, to facilitate Seller’s or its Affiliates’ preparation and audit of financial statements (including pro forma financial statements) and other related deliverables with respect to the Subject Company Group as required for Seller and its Affiliates to comply with their reporting obligations under the Securities Act, the Securities Exchange Act of 1934, as amended, and other Governmental Authority reporting obligations. All reasonable and documented out-of-pocket fees, costs, and expenses incurred by Purchaser and its Affiliates in connection with complying with this Section 8.10(d) shall be borne by Seller, who shall reimburse Purchaser for such fees, costs, and expenses promptly following written request therefor.
Section 8.12Change of Name; Removal of Name. Notwithstanding any other provision of this Agreement to the contrary, from and after Closing, Purchaser agrees, on behalf of the Subject Company Group and the Purchaser Group, that they (a) shall have no right to use the names “Baytex”, “Baytex Energy”, “BTE”, or any similar name or any intellectual property rights related thereto or containing or compromising the foregoing, including any name or mark confusingly similar thereto or a derivative thereof (collectively, the “Subject Marks”), and (b) will not at any time hold themselves out as having any affiliation with Seller or any of its Affiliates. In furtherance thereof, Purchaser shall (i) within ten (10) Business Days after the Closing Date file all documentation reasonably necessary to change the legal name of the Subject Company with all applicable Governmental Authorities in all applicable jurisdictions and (ii) within ninety (90) days after the Closing Date remove, strike over or otherwise obliterate all

Subject Marks from all materials, including, without limitation, vehicles, business cards, schedules, stationary, packaging materials, displays, signs, promotional materials, manuals, forms, computer software and other materials. From and after the Closing: (A)  neither Purchaser nor any of its Affiliates shall object to (1) the formation by Seller or its Affiliates of an entity with the words “Baytex”, “Baytex Energy”, “ BTE”, or any of the other Subject Marks in its name or (2) the use by Seller or its Affiliates of the logo used by the Subject Company prior to the Closing as the logo for any other Person and (B)  Purchaser and the Subject Company shall provide such consents as may be reasonably requested in connection with the formation of such new Persons.
Section 8.13Indemnification of Directors and Officers.
(a)For a period of six (6) years from and after the Closing Date, each member of the Subject Company Group shall indemnify and hold harmless (and advance funds in respect of each), in the same manner (and no broader than) required by the Governing Documents of such member of the Subject Company Group as in effect immediately prior to the Execution Date, each present and former director, manager and officer of any member of the Subject Company Group (in all of their capacities) (collectively, the “Subject Company Group Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees and expenses and disbursements), judgments, fines, losses, claims, Damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that such Subject Company Group Indemnified Party is or was a director, manager, officer or employee of the Subject Company, whether asserted or claimed prior to, at or after the Effective Time (including with respect to acts or omissions by directors or officers of each member the Subject Company Group in their capacities as such arising in connection with the transactions contemplated hereby), and shall provide advancement of expenses to the Subject Company Group Indemnified Parties, in all such cases to the same extent that such Persons are indemnified or have the right to advancement of expenses as of the Execution Date by the Subject Company Group pursuant to the Governing Documents of the Subject Company and indemnification agreements, if any, in existence on the Execution Date.
(b)Purchaser and the Subject Company agree that, until the six (6) year anniversary date of the Closing Date, the Governing Documents of each member of the Subject Company Group shall contain provisions no less favorable with respect to indemnification of Subject Company Group Indemnified Parties than are provided in the Governing Documents of the applicable members of the Subject Company Group Indemnified Parties in existence on the Execution Date, which provisions shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of any such individuals until the earlier of the expiration of the statutes of limitations applicable to such matters or such six (6)-year period or unless such amendment, modification or repeal is required by applicable Law.
(c)For six (6) years after the Closing Date, Purchaser shall cause the Subject Company to maintain in effect for the benefit of Subject Company Group Indemnified Parties D&O Insurance with an insurer with the same or better credit rating as the current carrier(s) of the Subject Company Group that provides coverage for acts or omissions occurring prior to the Effective Time covering each such Person covered by the D&O Insurance of the Subject Company Group on terms with respect to coverage and in amounts no less favorable in the aggregate than the D&O Insurance of the Subject Company Group in effect on the Execution Date; provided, however, that Purchaser and/or the Subject Company shall not collectively be required to pay an annual premium for the D&O Insurance in excess of three hundred percent (300%) of the annual premium currently paid by the Subject Company Group for such coverage; and provided, further, however, that if any annual premium for such insurance coverage exceeds three hundred percent (300%) of such annual premium, Purchaser shall obtain as much coverage as reasonably practicable for a cost not exceeding such amount. Purchaser’s obligations under this Section 8.12(c) may be satisfied by Purchaser purchasing a “tail” policy from an insurer with substantially the same or better credit rating as the current carrier for the existing D&O Insurance of the Subject Company Group, which (i) has an effective term of six (6) years from the Effective Time, (ii) covers each Person covered by the D&O Insurance of the Subject Company Group in effect on the Execution Date or at the Effective Time for actions and omissions occurring prior to the Effective Time and (iii) contains terms that are no less favorable in the aggregate than those of the D&O Insurance of the Subject Company Group in effect on the Execution Date. If such “tail” policy has been obtained by the Subject Company Group prior to the Effective Time, Purchaser shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by Purchaser.
(d)The provisions of this Section 8.12 are (i) intended to be for the benefit of, and will be enforceable by, each Subject Company Group Indemnified Party and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise. Purchaser shall pay all reasonable out-of-pocket expenses, including reasonable attorneys’ fees, that may be incurred by any Subject Company Group Indemnified Party in enforcing the indemnity obligations provided in this Section 8.12 unless it is ultimately determined that such Subject Company Group Indemnified Party is not entitled to such indemnity.
(e)For a period of six (6) years after the Closing Date, if Purchaser or any member of the Subject Company Group, or any of its or their respective successors or assigns, (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation, limited liability company, partnership or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then the Purchaser shall cause, and in each case, proper provision shall be made so that the successors and assigns of such Person honor the indemnification obligations set forth in this Section 8.12.
Section 8.14Employee Matters.
(a)[Redacted: Provisions dealing with the treatment of employees]
(a)[Redacted: Provisions dealing with the treatment of employees].
(b)[Redacted: Provisions dealing with the treatment of employees].
(c)[Redacted: Provisions dealing with the treatment of employees].
(d)[Redacted: Provisions dealing with the treatment of employees].
(e)[Redacted: Provisions dealing with the treatment of employees].
(f)[Redacted: Provisions dealing with the treatment of employees].
(g)[Redacted: Provisions dealing with the treatment of employees].
Section 8.15Credit Support. The Parties agree and acknowledge that neither (a) the Credit Support provided by or on behalf of Seller or its Affiliates (excluding the Subject Company Group) in support of the obligations of the Subject Company Group to any Governmental Authority nor (b) the Credit Support provided by or on behalf of the Subject Company Group, in each case to the extent set forth on Schedule 8.14 (collectively, the “Existing Credit Support”) shall be maintained after Closing. At or prior to the Closing, Purchaser shall post and provide any and all Credit Support necessary to obtain the release, return, and replacement of all Existing Credit Support, with each such release and replacement in the form and substance reasonably satisfactory to Seller. Reasonably promptly after the Closing, Seller and Purchaser shall reasonably cooperate (at no expense to Purchaser) to cause the return or reimbursement of the Seller for any cash deposits constituting Existing Credit Support.
Section 8.16Subject Company Group Credit Document Matters. In the event HSR Clearance is not obtained prior to the Initial Outside Date, then from and after the Initial Outside Date until the Closing Date, the Subject Company may enter into amendments, extensions, supplements and/or replacements of any of the Credit Documents and incur such additional Post-Effective Time Credit Document Indebtedness as necessary in order to conduct the Business in the ordinary course, as determined by the Subject Company in its sole discretion. Seller shall provide Purchaser with written notice of any such actions promptly (and in any case within two (2) Business Days) after taking such actions.
Section 8.17Seismic Licenses.
(a)Purchaser acknowledges that the Subject Company holds the data and geophysical licenses and permits described on Schedule 8.16 (each a “Seismic License”). Pursuant to the terms of such Seismic Licenses, the consummation of the transactions contemplated hereunder may require the consent of the applicable licensor, or the payment of one or more transfer, assignment or change of control fees or payments unless the Subject Company cancels or terminates such Seismic License.
(b)With respect to those Seismic Licenses described on Part A of Schedule 8.16, Purchaser has elected that at or after Closing (a) the Subject Company shall pay to the applicable Third Party under such Seismic License any and all transfer, assignment or change of control fees or payments required under such Seismic Licenses in connection with the consummation of the transactions contemplated hereunder, (b) in no event shall such payment of fees or payments result in any downward reduction to the Unadjusted Purchase Price and (c) Purchaser and the Subject Company Group shall, after Closing, indemnify, defend and hold harmless each member of the Seller Group from any and all Damages arising out of the payment, mispayment or failure to pay such fees and payments.
(c)With respect to those Seismic Licenses described on Part B of Schedule 8.16, the Subject Company Group shall cancel and terminate such Seismic Licenses and destroy and/or return to the applicable counterparties under such Seismic Licenses any and all data, information and records required to destroyed or returned under the terms thereof.
(d)Notwithstanding anything herein to the contrary, Purchaser may elect to have the Seismic Licenses listed on Part A of Schedule 8.16 moved to Part B of Schedule 8.16 at any time and for any reason upon written notice to Seller within thirty (30) days after the Execution Date.
Section 8.18Termination of Affiliate Arrangements. Prior to Closing, Seller shall terminate or cause to be terminated, effective as of the Closing Date, any Affiliate Arrangements with no cost or penalty to the Subject Company Group.
Section 8.19Confidentiality.
(a)The terms of the Confidentiality Agreement are hereby incorporated by reference, and the Confidentiality Agreement shall continue in full force and effect in accordance with its terms until the Closing, at which time the Confidentiality Agreement shall terminate; provided that, solely as it relates to any “Excluded Assets” and “Excluded Records” (as defined herein), the term of the Confidentiality Agreement shall be extended until the date that is eighteen (18) months after the Closing Date. In the event a provision contained in the Confidentiality

Agreement conflicts with a provision contained in this Agreement, the provision contained in this Agreement shall control.
(b)Seller, for itself and on behalf of its Affiliates, acknowledge that, after the Closing, Purchaser and its Affiliates would be irreparably damaged if any confidential information regarding Purchaser, its Affiliates, the Subject Company Group, the Business, the Assets and the operation thereof (including information regarding the activities, finances, properties and other assets, marketing, pricing, suppliers, customers, licensors and licensees, and any information or reports provided by or on behalf of Purchaser in connection with its due diligence investigation of the Assets prior to Closing) or the identification or name of Purchaser or any Non-Recourse Person or their involvement in the transactions contemplated hereunder were disclosed to or utilized on behalf of any other Person. Seller, for itself and on behalf of its Affiliates, covenant and agree that, for a period of twelve (12) months following the Closing, they will not, without the prior written consent of Purchaser, disclose or permit to be disclosed or use or permit to be used in any way any such confidential information (including the identification or name of Purchaser or any Non-Recourse Person with respect to their involvement in the transactions contemplated hereunder) unless (i) it receives a request or is compelled to disclose such confidential information by judicial or administrative process or by other Order issued by a Governmental Authority, (ii) such disclosure is required by the rules of any applicable stock exchange or regulatory or self-regulatory organization or other applicable Law; (iii) such disclosure is to its accountants, attorneys, advisors and other professional consultants or Non-Recourse Persons (in each case, to the extent that each is subject to similar confidentiality obligations with Seller); (iv) such disclosure is necessary in connection with the filing of Tax Returns or claims for refund or in defending, prosecuting or otherwise conducting any examination, audit or administrative or judicial Action regarding any Tax Return or Taxes; (v) such disclosure is made in connection with the enforcement, defense or settlement of Seller’s rights and obligations under this Agreement, the Transaction Documents or as may be reasonably necessary to effect the transactions under this Agreement or the Transaction Documents; (vi) such information is lawfully in the possession of the Third Party recipient other than as a result of a breach of this Section 8.18 or (vii) such information is generally available to Third Parties other than as a result of a breach of this Section 8.18; provided, however, that the foregoing clauses (vi) or (vii) shall not apply to official business communications of the identification or name of Purchaser or any Non-Recourse Person or their involvement in the transactions contemplated hereunder. Seller, for itself and on behalf of its Affiliates, as applicable, shall give Purchaser prior written notice of any disclosure pursuant to clause (i) above and cooperate with Purchaser, at Purchaser’s expense, to limit or obtain confidential treatment of the information so required to be disclosed. Upon the expiration of such period of twelve (12) months following the Closing, Seller shall destroy or return to Purchaser copies of any and all Records retained by Seller pursuant to Section 8.10, except to the extent such Record are needed to enforce or comply with Seller’s rights, obligations or covenants under this Agreement or the other Transaction Documents, under the rules of any applicable stock exchange or regulatory or self-regulatory organization or other applicable Law or are retained in the ordinary course of business of Purchaser (including archival or back-up copies) in compliance with Seller’s or its Affiliates internal document retention policies.
Section 8.20Financial Cooperation.
(a)Prior to the Closing, Seller shall, and until the Closing Date shall cause the Subject Company Group to, use commercially reasonable efforts to cause its and their respective representatives with appropriate seniority and expertise to, provide to Purchaser, at Purchaser’s sole cost and expense, all cooperation reasonably requested by Purchaser that is reasonably necessary or reasonably advisable in connection with the arrangement, syndication and consummation of any debt financing related to the transactions contemplated by this Agreement (the “Financing”), which shall be limited to: (i) participation in a reasonable number of meetings, presentations, due diligence sessions, and sessions with providers of funds under the Financing, in each case, upon reasonable advance notice and at reasonable dates and times as mutually agreed by the parties; (ii) reasonably cooperating with the customary marketing and due diligence efforts of Purchaser and the providers, lenders and arrangers of the Financing (the “Financing Sources”) reasonably required in connection with the Financing (which shall not include pro forma financial information); (iii) reasonably cooperating with updating and correcting any information furnished to Purchaser in connection with the diligence and marketing (which shall not include pro forma financial information); (iv) furnishing Purchaser and its Financing Sources promptly with all documentation and other information required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act, as reasonably requested by the Financing Sources; and (v) furnishing Purchaser and its Financing Sources promptly, to the extent in the possession of the Subject Company Group, access to copies of all recorded mortgages each Subject Company is currently a party to, copies of mortgage recording schedules each Subject Company is currently a party to, and access to any land and chain or title Records reasonably necessary for Purchaser and/or its Financing Sources to prepare legal descriptions in form suitable for mortgaging the real property interests owned by each Subject Company.
(b)Notwithstanding anything to the contrary in Section 8.19(a), (i) Seller and its Affiliates (other than the Subject Company Group) shall not be required to pass resolutions or consents to approve or authorize the execution of the documents in connection with the Financing or otherwise execute or deliver any certificate, document, instrument or agreement in connection therewith, (ii) no member of the Subject Company Group shall be required to pass resolutions or consents to approve or authorize the execution of the documents in connection with the Financing or otherwise execute or deliver any certificate, document, instrument or agreement in connection therewith that with not be effective substantially contemporaneously with the Closing; (iii) no obligation of any member of the Subject Company Group under any certificate, document, instrument or agreement, entered into pursuant to the foregoing shall, without such Person’s prior express written consent, be effective until Closing; (iv) none of Seller, the Subject Company nor any of their respective Affiliates or any of their respective equityholders, members or representatives shall be required to pay any commitment or other fee, or incur any other cost, expense or liability, in connection with the Financing; (v) no such cooperation shall be required to the extent that any such action, in the good faith belief of the Subject Company, would (x) unreasonably interfere with the ongoing business or operations of the Subject Company or any of its Affiliates or (y) subject any director, manager, officer or employee of the Subject Company or any of their respective Affiliates or Subsidiaries to any actual or potential personal liability; (vi) no such cooperation shall be required to the extent it would reasonably be expected to conflict with or violate any Law, or result in the contravention of, or result in a violation or breach of, or default under, any contract or agreement in effect on the date hereof; (vii) no such cooperation shall be required to the extent that the Subject Company or any of their respective Subsidiaries determines that such cooperation would result in a loss or waiver of or jeopardize any attorney-client privilege, attorney work product or other legal privilege; and (viii) no such cooperation shall be required to the extent that Seller, Subject Company or any of their respective Subsidiaries is required to create, provide, update or have audited or reviewed any financial statements or other information (including the preparation of any pro forma financial statements or other information not already normally prepared in the ordinary course of business). Purchaser shall be responsible for all fees and expenses related to its Financing, including the compensation of any counsel, contractor or advisor of Seller, the Subject Company or any of their Affiliates. Accordingly, notwithstanding anything to the contrary herein, Purchaser shall promptly, upon written request by Seller or the Subject Company, reimburse Seller or the Subject Company for all documented out-of-pocket costs and expenses (including documented compensation or other fees of any counsel, contractor or advisor) to the extent incurred by Seller and/or the Subject Company and its Subsidiaries and any other representatives in connection with any Financing, and shall indemnify and hold harmless

Seller, Subject Company and the respective Subsidiaries thereof and their representatives from and against any and all losses suffered or incurred by any of them in connection with their compliance with this Section 8.19, the arrangement of such Financing or any information used in connection therewith, in each case, except to the extent suffered or incurred as a result of the gross negligence or willful misconduct by Seller or the Subject Company or such Person’s Subsidiaries thereof or representatives, in each case, as determined by a final, non-appealable judgement of a court of competent jurisdiction.
(c)Notwithstanding anything in this Agreement to the contrary, except to the extent that any such failure is caused by a willful and intentional breach by Seller of this Section 8.19, (i) in no event will any failure by Sellers or any of its Affiliates to comply with this Section 8.19 be used by Purchaser as a basis to (i) terminate this Agreement, (ii) assert the failure of any of Purchaser’s conditions to Closing to be satisfied, (iii) assert that Seller is not entitled to terminate this Agreement under the circumstances set forth in Section 12.1(e) or (iv) assert any claim for Damages under this Agreement.
Section 8.21Consent Notices.
(a)Within ten (10) Business Days after the Execution Date, Seller shall prepare and send, or cause to be prepared and sent, notices to the holders of any Consents that are set forth on Schedule 5.15 requesting consents and approvals to the transactions contemplated by this Agreement. Seller and Purchaser shall cooperate and use commercially reasonable efforts to cause such Consents to be obtained and delivered prior to Closing; provided neither Seller, Purchaser nor any of their respective Affiliates shall be required to make payments or undertake obligations to obtain any such Consents. If prior to Closing, Purchaser or Seller discover any Consents that are not set forth on Schedule 5.15 or that were not otherwise prepared and sent out by Seller pursuant to the first sentence of this Section 8.20, such Party shall promptly (but in any event within five (5) Business Days) after discovery provide written notice to the other Party of such Consents, whereupon Seller shall promptly thereafter send the notices and requests as to such Consents under and in accordance with this Section 8.20.
Article 9

CONDITIONS TO CLOSING
Section 9.1Conditions of Seller to Closing. The obligations of Seller to consummate the transactions contemplated by this Agreement (except for the obligations of Seller to be performed prior to the Closing and obligations that survive termination of this Agreement), including the obligations of Seller to consummate the Closing, are subject, at the option of Seller, to the satisfaction on or prior to Closing of each of the conditions set forth in this Section 9.1, unless waived in writing by Seller:
(a)Representations. Each representation and warranty of Purchaser in this Agreement shall be true and correct in all material respects as of the Closing, as though made on and as of the Closing (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date);
(b)Performance. Purchaser shall have performed and observed, in all material respects, all covenants and agreements to be performed or observed by Purchaser under this Agreement prior to or on the Closing Date;
(c)No Injunction. On the Closing Date, no Order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement shall have been issued and remain in force;

(d)Certain Adjustments. [Redacted: Condition related to adjustments];
(e)HSR Clearance. HSR Clearance has occurred;
(f)Pre-Closing Restructuring. The Pre-Closing Restructuring shall have been consummated in all material respects; and
(g)Closing Deliverables. Purchaser shall (i) have delivered to Seller the Purchaser Certificate and (ii) be ready, willing and able to deliver to Seller at the Closing the other documents and items required to be delivered by Purchaser under Section 10.3.
Section 9.2Conditions of Purchaser to Closing. The obligations of Purchaser to consummate the transactions contemplated by this Agreement (except for the obligations of Purchaser to be performed prior to the Closing and obligations that survive termination of this Agreement), including the obligations of Purchaser to consummate the Closing, are subject, at the option of Purchaser, to the satisfaction on or prior to Closing of each of the conditions set forth in this Section 9.2, unless waived in writing by Purchaser:
(a)Representations. Each of the (i) Fundamental Representations of Seller shall be true and correct in all respects (other than de minimis inaccuracies) as of the Closing, as though made on and as of the Closing (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date) and (ii) other representations and warranties of Seller in this Agreement shall be true and correct in all respects as of the Closing, as though made on and as of the Closing Date (other than representations and warranties that refer to a specified date, which need only be true and correct on and as of such specified date) (without regard to a Seller Material Effect or other materiality qualifier set forth therein other than the use of the term “Material Contract” in such representations and warranties), except, with respect to such representations and warranties other than the Fundamental Representations, to the extent the failure of any such representations or warranties to be so true and correct would not have, individually or in the aggregate, a Seller Material Effect;
(b)Performance. Seller and the Subject Company shall have performed and observed, in all material respects, each covenant and agreement to be performed or observed by Seller and/or the Subject Company under this Agreement prior to or on the Closing;
(c)No Injunction. On the Closing Date, no Order restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement shall have been issued and remain in force;
(d)Certain Adjustments. [Redacted: Condition related to adjustments];
(e)HSR Clearance. HSR Clearance has occurred;
(f)Pre-Closing Restructuring. The Pre-Closing Restructuring shall have been consummated in all material respects; and
(g)Closing Deliverables. Seller and/or the Subject Company shall (i) have delivered to Purchaser the Closing Certificate and (ii) be ready, willing and able to deliver to Purchaser at the Closing the other documents and items required to be delivered by Seller and/or the Subject Company under Section 10.2.

Article 10

CLOSING
Section 10.1Time and Place of Closing. The consummation of the purchase and sale of the Subject Securities contemplated by this Agreement (“Closing”) shall, unless otherwise agreed to in writing by Purchaser and Seller, take place at the offices of Vinson & Elkins LLP located at 845 Texas Avenue, Houston, Texas 77002-2947 at 10:00 a.m., Central Standard Time, on the later to occur of (a) December 30, 2025 (such date, or such earlier date as Purchaser and Seller shall mutually agree, the “Target Closing Date”), (b) only in the event the HSR Clearance Date occurs after December 27, 2025, then ten (10) Business Days after the HSR Clearance Date, and (c) if all conditions in Article 9 to be satisfied prior to Closing have not yet been satisfied or waived, as soon thereafter as such conditions have been satisfied or waived, subject to the provisions of Article 12. The date on which Closing occurs is referred to herein as the “Closing Date”. All actions to be taken and all documents and instruments to be executed and delivered at Closing shall be deemed to have been taken, executed and delivered simultaneously and, except as permitted hereunder, no actions shall be deemed taken nor any document and instruments executed or delivered until all actions have been taken and all documents and instruments have been executed and delivered.
Section 10.2Obligations of Seller and the Subject Company Group at Closing. At Closing, upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Purchaser of its obligations pursuant to Section 10.3, Seller and/or the Subject Company shall deliver or cause to be delivered to Purchaser, among other things, the following:
(a)the Preliminary Settlement Statement, duly executed by Seller;
(b)joint written instructions to the Escrow Agent to pay an amount equal to the Performance Deposit to the Seller, duly executed by Seller;
(c)assignment of the Subject Securities in the form attached hereto as Exhibit B (the “Assignment”), duly executed by Seller;
(d)a certificate duly executed by an authorized officer of Seller and the Subject Company, dated as of the Closing, certifying that the conditions set forth in Section 9.2(a) and Section 9.2(b) have been fulfilled;
(e)either (a) payoff letters addressed to the applicable payees set forth therein that all Credit Document Indebtedness of the Subject Company Group shall be paid off immediately after Closing, such payoff letters in customary form of the applicable lender and providing that all related Liens shall be released upon such payment and evidence of such release shall be provided and all related collateral in lender’s possession shall be delivered to the applicable member of the Subject Company Group, or (ii) releases on behalf of all applicable Lenders releasing at Closing each member of the Subject Company Group from all obligations under the Credit Documents;
(f)subject to Section 10.2(e), (i) releases of all Liens securing Credit Document Indebtedness and that are burdening the Subject Securities, the Securities of any Subsidiaries of the Subject Company and/or the Assets, (ii) authorizations to file UCC-3 termination statements, mortgage releases and other applicable terminations or releases, in all applicable jurisdictions to evidence the release of all Liens securing Credit Document Indebtedness that are burdening the Subject Securities, the Securities of any Subsidiaries of the Subject Company and the Assets and (iii) all instruments and agreements reasonably required to effect and file of record the release of all Liens securing Credit Document Indebtedness that are burdening the Subject Securities and/or the Assets;
(g)the resignations or removals (effective as of Closing) of managers, officers and directors, as applicable, of each member of the Subject Company Group, which resignations, if any, shall be in the form attached hereto as Exhibit E;
(h)signatory change cards for each of the accounts of the Subject Company Group listed on Schedule 5.24, duly executed by each authorized signatory for the applicable account, and all such other documentation reasonably necessary to transfer or replace the signatories of such accounts;
(i)one or more Excluded Asset Assignments from the Subject Company to Seller or one or more of its designees, duly executed by the Subject Company and Seller (or its designee);
(j)the officer’s certificate attached hereto as Exhibit F, duly executed by an officer of Seller;
(k)terminations of all Affiliate Arrangements set forth on Schedule 10.2(k) in the form of Exhibit D attached hereto; and
(l)all other documents and instruments which are required by the other terms of this Agreement to be executed and/or delivered at Closing by Seller, the Subject Company or any of their respective Affiliates.
Section 10.3Obligations of Purchaser at Closing. At the Closing, upon the terms and subject to the conditions of this Agreement, and subject to the simultaneous performance by Seller and the Subject Company of their respective obligations pursuant to Section 10.2, Purchaser shall deliver or cause to be delivered to Seller, among other things, the following:
(a)the Preliminary Settlement Statement, duly executed by Purchaser;
(b)a wire transfer of the Closing Payment in same-day funds to the account(s) designated in the Preliminary Settlement Statement;
(c)joint written instructions to the Escrow Agent to pay an amount equal to the Performance Deposit to the Seller, duly executed by Purchaser;
(d)the Assignment, duly executed by Purchaser;
(e)a certificate, duly executed by an authorized officer of Purchaser, dated as of the Closing, certifying on behalf of Purchaser that the conditions set forth in Section 9.1(a) and Section 9.1(b) have been fulfilled;
(f)to the extent applicable, a wire transfer of an amount equal to the Defect Deposit to the account designated in the Escrow Agreement for the Defect Deposit to be held by the Escrow Agent in accordance with the Escrow Agreement and this Agreement; and
(g)all other documents and instruments which are required by the other terms of this Agreement to be executed and/or delivered at the Closing by Purchaser.

Article 11

TAX MATTERS
Section 11.1Company Taxes.
(a)For purposes of determining the amounts of any Pre-Effective Time Taxes and any Post-Effective Time Taxes (but excluding Taxes attributable to a member of the Subject Company Group being a part of a Seller Combined Group prior to Closing, which are included in Specified Liabilities): (i) Taxes that are directly attributable to the severance or production of Hydrocarbons (other than such Taxes that are Income Taxes or that are ad valorem, property or similar Taxes imposed on a periodic basis) shall be allocated to the Tax period (or portion of any Straddle Period) in which the severance or production giving rise to such Taxes occurred; (ii) Taxes that are based upon or related to sales or receipts or imposed on a transactional basis (other than such Taxes that are Income Taxes, that are ad valorem, property or similar Taxes imposed on a periodic basis, or that are described in clause (i)), shall be allocated to the Tax period (or portion of any Straddle Period) in which the transaction giving rise to such Taxes occurred; (iii) Taxes that are ad valorem, property or other similar Taxes imposed on a periodic basis pertaining to a Straddle Period shall be allocated between the portion of such Straddle Period ending immediately prior to the Effective Time and the portion of such Straddle Period beginning at the Effective Time by prorating each such Tax based on the number of days in the applicable Straddle Period that occur in the portion of such Straddle Period ending on the date before the date on which the Effective Time occurs, on the one hand, and the number of days in such Straddle Period that occur in the portion of such Straddle Period beginning on the date on which the Effective Time occurs, on the other hand; and (iv) Taxes that are Income Taxes payable with respect to any Straddle Period shall be allocated between the portion of such Straddle Period ending immediately prior to the Effective Time and the portion of such Straddle Period beginning at the Effective Time by determining (x) the amount of such Taxes that would be payable if the Straddle Period ended on the date immediately preceding the date on which the Effective Time occurs, which amount shall be a Pre-Effective Time Tax, and (y) the amount of such Taxes that would be payable if the Straddle Period began on the date on which the Effective Time occurs, which amount shall be a Post-Effective Time Tax.
(b)To the extent the actual amount of a Tax is not known at the time an adjustment is to be made with respect to such Tax pursuant to Section 2.4, Section 2.5 or Section 2.7, as applicable, the Parties shall utilize the most recent information available in estimating the amount of the Tax for purposes of such adjustment. For purposes of Section 2.4(h)(ii)(B), the amount of any Pre-Effective Time Taxes that are accrued but unpaid as of the Closing Date shall be determined: (i) in accordance with the past custom and practice of the Subject Company Group in filing their Tax Returns (including, for the avoidance of doubt, any such Tax Returns filed after the date hereof and prior to the Closing), including with respect to reporting positions, elections, and accounting methods; (ii) by excluding all deferred Tax liabilities; (iii) by including only liabilities (x) with respect to which Tax Returns have not yet been filed and are not yet due or (y) with respect to which Tax Returns have been filed, but only to the extent the Taxes shown as due on such Tax Returns have not yet been paid as of the Closing Date; (iv) by only including jurisdictions in which the applicable member of the Subject Company Group has historically filed or is currently filing Tax Returns for the applicable Tax; and (iv) by excluding any liabilities for accruals or reserves established or required to be established for contingent Taxes or with respect to uncertain Tax positions.
Section 11.2Transfer Taxes and Recording Fees. Purchaser shall bear and pay (a) any Transfer Taxes incurred or imposed with respect to the transactions described in this Agreement, and (b) all required filing and recording fees and expenses in connection with the filing and recording of the assignments, conveyances or other instruments required to convey the

Subject Securities to Purchaser. Seller and Purchaser shall reasonably cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Transfer Taxes.
Section 11.3Tax Returns.
(a)Seller shall be entitled to prepare and file (or cause to be prepared and filed) any and all Tax Returns of any member of the Subject Company Group (i) with respect to all Pre-Effective Time Taxes or (ii) which are filed prior to the Closing (the “Seller Prepared Returns”). Each Seller-Prepared Return will be prepared on a basis consistent with past practice except to the extent otherwise required by applicable Laws. Prior to the Closing, Seller shall cause the Subject Company Group to timely remit all Taxes shown as due on a Seller-Prepared Return that become due and payable prior to the Closing Date.
(b)Purchaser shall prepare or cause to be prepared all Tax Returns of any member of the Subject Company Group not prepared by Seller that relate to a Pre-Effective Time Period that are required to be filed after the Closing Date (excluding, for the avoidance of doubt, any Seller Combined Returns, the “Purchaser Prepared Returns”). Each Purchaser Prepared Return shall be prepared on a basis consistent with past practice except to the extent otherwise required by applicable Laws. Purchaser shall, reasonably in advance of the due date (taking into account any applicable extensions) of each Purchaser Prepared Return (which in the case of any Income Tax Return, shall not be less than twenty (20) days prior to such due date), deliver a draft of any such Purchaser Prepared Return (together with all supporting documentation and workpapers) to Seller for its review and comment. Purchaser will cause such Purchaser Prepared Return (as revised to incorporate Seller’s reasonable comments) to be timely filed and provide a copy thereof to Seller.
Section 11.4Cooperation. The Parties shall cooperate fully, as and to the extent reasonably requested by the Other Party, in connection with the filing of Tax Returns and any audit, litigation or other proceeding with respect to Taxes imposed on or with respect to the assets, operations or activities of any member of the Subject Company Group. Such cooperation shall include the retention and (upon the Other Party’s request) the provision of records and information that are reasonably relevant to any such Tax Return or audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Notwithstanding anything in this agreement to the contrary, in no event will the Purchaser or any of its Affiliates (including, after the Closing, any member of the Subject Company Group) have any rights with respect to (including the preparation thereof) or access to any Seller Combined Returns.
Section 11.5Post-Closing Tax Matters; Tax Proceedings.
(a)Purchaser shall not (and shall cause its Affiliates (including, after the Closing, the members of the Subject Company Group) not to), with respect to any member of the Subject Company Group (i) for any Pre-Effective Time Period or the portion of any Straddle Period ending immediately prior to the Effective Time, (A) amend modify, supplement or re-file any Tax Return of or with respect to any member of the Subject Company Group or relating to the Assets, (B) extend or waive, or cause to be extended or waived, any statute of limitations or other period for the assessment of any Tax or deficiency, (C) change any method of accounting with respect to Taxes, (D) initiate any discussion with any Governmental Authority regarding any proceeding, voluntary disclosure or similar matter involving Taxes, (E) settle or compromise any Tax liability (F) surrender any right to claim a refund of Taxes or (ii) take any action in respect of Taxes that could affect any Seller Combined Return, in each case, without the prior written consent of Seller (such consent not to be unreasonably withheld, conditioned or delayed).

(b)Notwithstanding any provision of Section 13.5 to the contrary: (i) Seller shall be entitled to control any Tax audit, litigation, other proceeding or other Third Party Claim to the extent related to a Seller Combined Return or related primarily to any Tax period ending on or before December 31, 2025 with respect to which Seller may be liable pursuant to Section 13.2 or otherwise (a “Seller Tax Contest”) and (ii) following the Closing, the Party that controls a Seller Tax Contest shall (A) keep the Other Party reasonably informed of the progress of such Seller Tax Contest, (B) permit the Other Party (and its counsel) to participate, at the Other Party’s sole cost and expense, in such Seller Tax Contest, including in meetings with the applicable Governmental Authority and (C) not settle, compromise and/or concede any portion of such Seller Tax Contest without the prior written consent of the Other Party, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that it shall not be reasonable for Purchaser to withhold, condition, or delay such consent if it is reasonably likely (in Seller’s good faith discretion) that Seller may be adversely affected as a result thereof.
(c)Notwithstanding any provision of Section 13.5 to the contrary: (i) Purchaser shall be entitled to control any Tax audit, litigation, other proceeding or other Third Party Claim with respect to Taxes of the Subject Company Group that is not a Seller Tax Contest (a “Purchaser Tax Contest”) and, to the extent related to any Tax matter with respect to which Seller may be liable pursuant to Section 13.2 or otherwise, (ii) following the Closing, the Party that controls a Purchaser Tax Contest shall (A) keep the Other Party reasonably informed of the progress of such Purchaser Tax Contest, (B) permit the Other Party (and its counsel) to participate, at the Other Party’s sole cost and expense, in such Purchaser Tax Contest, including in meetings with the applicable Governmental Authority and (C) not settle, compromise and/or concede any portion of such Purchaser Tax Contest without the prior written consent of the Other Party, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, that it shall not be reasonable for Seller to withhold, condition, or delay such consent if it is reasonably likely (in Purchaser’s good faith discretion) that Purchaser may be adversely affected as a result thereof.
Section 11.6Tax Refunds. Seller shall be entitled to any and all refunds and credits attributable to Pre-Effective Time Taxes. If Purchaser or any of its Affiliates receives a refund, or receives or realized a Tax benefit with respect to a credit or offset, attributable to Pre-Effective Time Taxes, Purchaser shall (or shall cause the relevant Affiliate to) pay to Seller, as soon as reasonably practicable, such refund is received or such Tax benefit is received or realized, as applicable, the amount of such refund or Tax benefit, together with any interest paid by the relevant Governmental Authority with respect thereto and net of any reasonable out-of-pocket expenses incurred by Purchaser and its Affiliates in procuring such refund or Tax benefit. Purchaser shall use commercially reasonable efforts to obtain any refund or credit that may be available to which Seller would be entitled pursuant to this Section 11.6.
Section 11.7Intended Tax Treatment; Allocation of Purchase Price for Tax Purposes.
(a)The Parties acknowledge and agree that, for U.S. federal (and applicable state and local) Income Tax Purposes, the sale of the Subject Securities pursuant to Section 2.1 is intended to be treated as a taxable purchase and sale of all of the assets of the Subject Company Group (the “Intended Tax Treatment”).
(b)Consistent with the Intended Tax Treatment, each of Seller and Purchaser shall use commercially reasonable efforts to agree upon an allocation of the Adjusted Purchase Price and any other items properly treated as consideration for U.S. federal Income Tax purposes among the assets of the Subject Company Group in accordance with the principles of Section 1060 of the Code and the Treasury Regulations promulgated thereunder (collectively, the “Tax Allocation”). Within sixty (60) days after the Cut-Off Date, Purchaser will deliver to Seller a proposed Tax Allocation. Seller will propose to Purchaser any changes to such proposed Tax Allocation in writing within thirty (30) days after the date of delivery of such Allocation to Seller in accordance with the preceding sentence (or otherwise will be deemed to have agreed with such Tax Allocation upon the expiration of such thirty (30)-day period). Seller and Purchaser will work together in good faith to agree upon a final binding Tax Allocation within thirty (30) days after the date of any requested changes by Purchaser. In the event that Seller and Purchaser cannot so agree, each of Seller and Purchaser may utilize the allocation values that each such Party has separately determined. To the extent Seller and Purchaser reach an agreement with respect to the Tax Allocation, Seller and Purchaser shall use commercially reasonable efforts to update the Tax Allocation to take into account any subsequent adjustments to the purchase consideration for U.S. federal Income Tax purposes pursuant to this Agreement, and any changes to any other items constituting consideration for U.S. federal Income Tax purposes, in a manner consistent with the principles of Section 1060 of the Code, as applicable, and the Treasury Regulations thereunder.
(c)The Parties will not (and will not permit their respective Affiliates to) file any Tax Return (including Internal Revenue Service Form 8594) or otherwise take any position with respect to Taxes which is inconsistent with the Agreed Tax Treatment or, to the extent Seller and Purchaser reach an agreement with respect to the Tax Allocation, such Tax Allocation (as may be updated), except as required by applicable Law following a “determination” within the meaning of Section 1313(a) of the Code (or corresponding provision of applicable U.S. state or local Law); provided, however, that no Party will be unreasonably impeded in its ability and discretion to negotiate, compromise and/or settle any Tax audit, claim or similar proceedings in connection with such allocation.
Article 12

TERMINATION
Section 12.1Termination. This Agreement may be terminated at any time prior to the Closing (the date of any permitted termination of this Agreement under this Section 12.1, the “Termination Date”):
(a)by the mutual prior written consent of Seller and Purchaser;
(b)by Seller or Purchaser upon written Notice to the Other Party, if Closing has not occurred on or before the date thirty (30) days after the Target Closing Date (the “Initial Outside Date”); provided, however, that if Closing has not occurred on or before such date solely as a result of a failure of the Closing conditions in Section 9.1(c) (pursuant to which the applicable Order arises pursuant to Antitrust Laws), or Section 9.1(e) and Section 9.2(c) (pursuant to which the applicable Order arises pursuant to Antitrust Laws), or Section 9.2(e) to be satisfied, then, without any further action by the Parties, the Initial Outside Date shall be extended for all purposes hereunder until the earlier of (i) ten (10) Business Days after HSR Clearance and (ii) the date eighty (80) days after the Target Closing Date (such extended date, the “Extended Outside Date”);
(c)by Seller or Purchaser upon written Notice to the Other Party, if a final non-appealable Order has been entered restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;
(d)by Purchaser upon written notice to Seller, if Purchaser is not then in material breach of any provision of this Agreement that would give rise to the failure of any of the conditions specified in Article 9 and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Seller or the Subject

Company pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article 9 and such breach, inaccuracy or failure cannot be cured by Seller or the Subject Company Group on or prior to the Initial Outside Date (or if Closing has not occurred on or before such date solely as a result of a failure of the Closing conditions in Section 9.1(e) and Section 9.2(e) to be satisfied, the Extended Outside Date);
(e)by Seller upon written notice to Purchaser, if Seller or the Subject Company is not then in material breach of any provision of this Agreement that would give rise to the failure of any of the conditions specified in Article 9 and there has been a material breach, inaccuracy in or failure to perform any representation, warranty, covenant or agreement made by Purchaser pursuant to this Agreement that would give rise to the failure of any of the conditions specified in Article 9 and such breach, inaccuracy or failure cannot be cured by Purchaser on or prior to the Initial Outside Date (or if Closing has not occurred on or before such date solely as a result of a failure of the Closing conditions in Section 9.1(e) and Section 9.2(e) to be satisfied, the Extended Outside Date); or
(f)by Seller upon written notice to Purchaser at any time after 5:00 pm Central Time on the date one (1) Business Day after the Execution Date if Purchaser has not funded the entirety of the Performance Deposit as of the date Seller delivers such notice;
provided, however, that no Party shall be entitled to terminate this Agreement under Section 12.1(b) if (i) the Closing has failed to occur as a result of the breach or failure of any of such Party’s representations, warranties or covenants hereunder that would give rise to the failure of any of the conditions specified in Article 9, including, if and when required, such Party’s obligations to consummate the transactions contemplated hereunder at Closing or (ii) a Party is entitled to and is enforcing its right to specific performance of this Agreement under Section 12.2(b) or Section 12.2(c) below.
Section 12.2Effect of Termination.
(a)If this Agreement is terminated pursuant to Section 12.1, this Agreement shall become void and of no further force or effect (except for the provisions of Article 1, Section 2.3, Article 7, Section 8.1(c), Section 8.1(d), Section 8.1(e), Section 8.1(f), Section 8.7, Article 12, and Article 14, all of which shall survive and continue in full force and effect indefinitely). The Confidentiality Agreement shall survive any termination of this Agreement.
(b)In the event that (i) all conditions precedent to the obligations of Seller set forth in Section 9.1 have been satisfied or waived in writing by Seller (or would have been satisfied except for the breach or failure of Seller’s or the Subject Company’s representations, warranties, or covenants hereunder and other than conditions the satisfaction or fulfillment of which is expressly provided to occur at the Closing) and (ii) the Closing has not occurred solely as a result of the breach or failure of Seller’s or the Subject Company’s representations, warranties or covenants hereunder, including, if and when required, Seller’s or the Subject Company’s obligations to consummate the transactions contemplated hereunder at the Closing, then Purchaser shall be entitled, as the sole and exclusive remedy of the Purchaser Group against any member of the Seller Group for the failure to consummate the transactions contemplated hereunder at the Closing, to either (A) seek specific performance of this Agreement, or (B) terminate this Agreement and receive [Redacted: Amount].
(c)In the event that (i) all conditions precedent to the obligations of Purchaser set forth in Section 9.2 have been satisfied or waived in writing by Purchaser (or would have been satisfied except for the breach or failure of any of Purchaser’s representations, warranties or covenants hereunder and other than conditions the satisfaction or fulfillment of which is expressly provided to occur at the Closing) and (ii) the Closing has not occurred solely as a result of the breach or failure of any of Purchaser’s representations, warranties or covenants hereunder, including, if and when required, Purchaser’s obligations to consummate the transactions contemplated hereunder at the Closing, then Seller shall be entitled to (A) seek specific performance of this Agreement or (B) terminate this Agreement and receive the entirety of the Performance Deposit for the sole account and use of Seller as liquidated damages hereunder. Seller and Purchaser acknowledge and agree that (x) Seller’s actual damages upon the event of such a termination are difficult to ascertain with any certainty, (y) the Performance Deposit is a fair and reasonable estimate by the Parties of such aggregate actual damages of Seller and (z) such liquidated damages do not constitute a penalty.
(d)In the event that this Agreement is terminated under Section 12.1 and Seller are not entitled or required to receive the Performance Deposit under Section 12.2(c), Purchaser shall be entitled to receive the entirety of the Performance Deposit for the account of Purchaser.
(e)Promptly, but in no event later than three (3) Business Days after the Termination Date, Seller and Purchaser shall execute and deliver to the Escrow Agent written instructions instructing the Escrow Agent to disburse via wire transfer of immediately available funds the entirety of the Performance Deposit to the Party or Parties entitled to receive the Performance Deposit as provided in this Section 12.2. To the extent Seller is entitled to receive any amounts (including the Performance Deposit) under this Section 12.2, such amounts shall be disbursed to the Persons and account(s) as designated by Seller.
(f)Each Party acknowledges that as express consideration for the Parties entering into this Agreement and such Party’s representations, warranties and covenants set forth herein, each Party covenants and agrees that solely with respect to each Party’s rights under Section 12.2(b) and Section 12.2(c), (i) the rights of each Party to consummate the transactions contemplated hereby are special, unique and of extraordinary character and that, if any Party violates or fails or refuses to perform any covenant or agreement made by it herein, the non-breaching Party may be without an adequate remedy at law, (ii) each Party would be irreparably harmed by any breaches by the Other Party of its obligations to consummate the transactions hereunder as and when required by such Party hereunder, (iii) monetary damages would not be a sufficient remedy for any violation of the terms of this Agreement with respect to each Party’s rights under Section 12.2(b) and Section 12.2(c), (iv) the Other Party shall be entitled to equitable relief, including injunction (without the posting of any bond and without proof of actual damages) and specific performance, in the event of any breach of the provisions of this Agreement with respect to each Party’s rights under Section 12.2(b) and Section 12.2(c), in addition to all other remedies available at law or in equity, including monetary damages, (v) neither Party, nor its representatives, shall oppose the granting of specific performance or any such relief as a remedy with respect to each Party’s rights under Section 12.2(b) and Section 12.2(c) and (vi) each Party agrees to waive any requirement for the security or posting of any bond in connection with the remedies described in Section 12.2(b) and Section 12.2(c).
Section 12.3Return of Documentation and Confidentiality. Upon termination of this Agreement, Purchaser shall destroy or return to Seller and the Subject Company Group all title, engineering, geological and geophysical data, environmental assessments and/or reports, maps and other information furnished by or on behalf of the Subject Company or Seller to Purchaser or prepared by or on behalf of Purchaser in connection with its due diligence investigation of the Subject Company, the Subject Securities or the Assets, in each case, in accordance with the Confidentiality Agreement and, if Purchaser elects to destroy any such information, an officer of Purchaser shall certify and confirm in writing the destruction of such information to Seller and the Subject Company Group in writing.

Article 13

INDEMNIFICATION; LIMITATIONS
Section 13.1Seller’s Indemnification Rights. Subject to the terms hereof, from and after the Closing, Purchaser and the Subject Company shall be jointly and severally responsible for, shall pay, and shall jointly and severally indemnify, defend and hold harmless Seller, its Affiliates, and each of such Person’s respective shareholders, members, officers, directors, employees, agents, lenders, advisors, representatives, accountants, attorneys and consultants (“Seller Group”) from and against all obligations, liabilities, claims, causes of action and Damages caused by, arising out of, attributable to or resulting from:
(a)the failure or breach of Purchaser’s covenants or agreements contained in this Agreement or in any Transaction Document;
(b)the failure or breach of Subject Company’s covenants or agreements to be performed after Closing;
(c)any failure or breach of any representation or warranty made by Purchaser contained in Article 6 of this Agreement or in the Purchaser Certificate; and/or
(d)any Third Party Claims brought against the Seller Group in respect of the conduct, ownership or operation of the Subject Securities, the Subject Company Group, the Business and/or the Assets;
EVEN IF ANY SUCH DAMAGES ARE CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER GROSS, SOLE, JOINT, ACTIVE, PASSIVE, COMPARATIVE OR CONCURRENT), STRICT LIABILITY OR OTHER LEGAL FAULT OF ANY INDEMNIFIED PERSON, INVITEES OR THIRD PARTIES, but excepting and excluding in the case of Section 13.1(d), any Damages against which Purchaser is entitled to indemnity from Seller under Section 13.2 at the time the applicable Claim Notice is presented by Purchaser (but such exception and exclusion only applying to the extent and for the periods Seller is obligated hereunder to provide such indemnity under this Article 13).
Section 13.2Purchaser’s Indemnification Rights. Subject to the terms hereof, from and after the Closing, Seller shall be responsible for, shall pay, and shall indemnify, defend and hold harmless Purchaser Group from and against all obligations, liabilities, claims, causes of action and Damages caused by, arising out of, attributable to or resulting from:
(a)the failure or breach of Seller’s covenants or agreements contained in this Agreement;
(b)the failure or breach of the Subject Company’s covenants or agreements to be performed on or prior to Closing;
(c)any failure or breach of any representation or warranty made by the Seller contained in Article 4 or Article 5, or by the Seller in the Closing Certificate;
(d)any Specified Liabilities;
(e)EVEN IF ANY SUCH DAMAGES ARE CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER GROSS, SOLE, JOINT, ACTIVE,

PASSIVE, COMPARATIVE OR CONCURRENT), STRICT LIABILITY OR OTHER LEGAL FAULT OF ANY INDEMNIFIED PERSON, INVITEES OR THIRD PARTIES.
Section 13.3Survival; Limitations.
(a)Subject to Section 13.3(b) and Section 13.3(c): (i) Non-Fundamental Representations (excluding the Special Warranty and the representations and warranties set forth in Section 5.10) of Seller and/or the Subject Company set forth herein and in the other Transaction Documents (including the corresponding representations and warranties given in the Closing Certificate) shall survive Closing and terminate on the date [Redacted: Time Period]; (ii) Fundamental Representations of Seller and/or the Subject Company set forth herein and in the other Transaction Documents (including the corresponding representations and warranties given in the Closing Certificate) shall survive Closing and terminate on [Redacted: Time Period]; (iii) the covenants and agreements of Seller and/or the Subject Company to be performed on or prior to Closing shall terminate on the date [Redacted: Time Period]; (iv) the covenants and agreements of Seller to be performed after Closing shall survive the Closing and terminate on [Redacted: Time Period]; (v) the representations and warranties set forth in Section 5.10 (including the corresponding representations and warranties given in the Closing Certificate) shall survive Closing and terminate on [Redacted: Time Period]; (vi) the Special Warranty shall survive the Closing and terminate on the date [Redacted: Time Period]; (vii) the indemnity in Section 13.2(d) shall survive the Closing and [Redacted: Survival periods for certain Specified Liabilities, which definition has been redacted]; (viii) the other indemnification or reimbursement rights of the Purchaser Group in Section 13.2 shall survive the Closing and terminate on [Redacted: Time Period]; and (ix) the covenants, representations and warranties of Purchaser set forth in this Agreement and the Purchaser Certificate and the covenants of the Subject Company to be performed after Closing shall survive the Closing [Redacted: Time Period]; provided, however, there shall be no expiration or termination of any bona fide claim validly asserted pursuant to a valid Claim Notice pursuant to this Agreement with respect to such a representation, warranty, covenant or agreement prior to the expiration or termination date of the applicable survival period thereof.
(b)As a condition to making any claims for indemnification, defense or to be held harmless under this Article 13, Purchaser must deliver to Seller a valid Claim Notice pursuant to this Agreement prior to the expiration or termination date of the applicable survival period (if any) thereof or the date it is otherwise required to be delivered hereunder. The applicable rights of each member of the Purchaser Group to indemnification and reimbursement under Section 13.2 shall terminate and expire on the earlier to occur of the termination date of each respective representation, warranty, covenant or agreement of Seller or the Subject Company, as applicable, for which any member of the Purchaser Group is entitled to indemnification or reimbursement hereunder, except in each case as to matters for which a specific written Claim Notice has been validly delivered to Seller on or before the earlier of such termination date or the date otherwise required to be delivered hereunder.
(c)[Redacted: Confidential negotiated exceptions to liability and indemnity provisions]
Section 13.4Exclusive Remedy and Certain Limitations.
(a)Notwithstanding anything to the contrary contained in this Agreement, from and after Closing, except in respect of claims of Fraud, Purchaser’s sole and exclusive remedy against any member of the Seller Group with respect to the Assets, the Business, the Subject Securities, Subject Company Group, the negotiation, performance, and consummation of the transactions contemplated hereunder, any breach of the representations, warranties, covenants and agreements of any member of the Seller Group contained herein, and the affirmations of such representations, warranties, covenants and agreements contained in the Closing Certificate are (i) the rights to indemnity from Seller set forth in Section 13.2, as limited by the terms of this Article 13, (ii) the rights set forth in Section 3.2(i) with respect to disputed Defects and (iii) the right to seek specific performance for the breach or failure of Seller to perform any covenants required to be performed at and after Closing. Except for the remedies for indemnification or defense from Seller contained in this Agreement and the other Transaction Documents and except in the case of Fraud, upon Closing, Purchaser irrevocably waives, releases, remises and forever discharges, and shall cause each member of the Purchaser Group to waive, release, remise and forever discharge, each member of the Seller Group from any and all Damages, suits, legal or administrative Actions, claims, demands, losses, costs, obligations, liabilities, interest, charges or causes of action whatsoever, in law or in equity, known or unknown, which any member of the Purchaser Group might now or subsequently may have, based on, relating to or arising out of the Assets, the Business, the Subject Securities, Subject Company Group, the negotiation, performance and consummation of this Agreement or the other Transaction Documents or the transactions contemplated hereunder or thereunder, or any member of the Seller Group’s ownership, use or operation of the Assets, or the condition, quality, status or nature of any Assets, or any actions taken by managers or officers of any member of the Subject Company Group prior to the Closing Date, INCLUDING RIGHTS TO CONTRIBUTION UNDER CERCLA OR ANY OTHER ENVIRONMENTAL LAW, BREACHES OF STATUTORY AND IMPLIED WARRANTIES, NUISANCE OR OTHER TORT ACTIONS, RIGHTS TO PUNITIVE DAMAGES, COMMON LAW RIGHTS OF CONTRIBUTION, EVEN IF CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER GROSS, SOLE, JOINT, ACTIVE, PASSIVE, COMPARATIVE OR CONCURRENT), STRICT LIABILITY OR OTHER LEGAL FAULT OF ANY RELEASED PERSON, INVITEES OR THIRD PARTIES. Nothing in this Section 13.4(a) shall be construed to waive or release any member of the Seller Group from its obligations or liabilities to the extent set forth under the Escrow Agreement or the resignations and releases delivered pursuant to Section 10.2(g).
(b)Any claim for indemnity under this Article 13 by any current or former Affiliate, stockholder, member, officer, director, employee, agent, lender, advisor, representative, accountant, attorney and consultant of any Party must be brought and administered by the applicable Party to this Agreement or such Party’s applicable successors and assigns. No Indemnified Person other than Seller and Purchaser shall have any rights against Seller, Purchaser or the Subject Company, or their applicable successors and assigns, under the terms of this Article 13, except as may be exercised on its behalf by Purchaser or Seller, as applicable, or their applicable successors and assigns, pursuant to this Article 13. Seller and Purchaser may elect to exercise or not exercise indemnification rights under this Agreement on behalf of the other Indemnified Persons affiliated with it in its sole discretion and shall have no liability to any such other Indemnified Person for any action or inaction under this Section 13.4.
(c) [Redacted: confidential reliance on representations provisions]

(d)The amount of any Damages for which Purchaser or any member of the Purchaser Group is entitled to indemnity under this Article 13 shall be reduced by the amount of insurance or other Third Party (including co-tenants and other working interest owners with respect to the Oil and Gas Properties) proceeds, recoupment, reimbursements or claims actually received with respect to such Damages, net of any collection costs. Purchaser shall use commercially reasonable efforts to pursue and prosecute any and all claims under any existing insurance coverages or Third Parties with respect to such Damages. In the event that any member of the

Purchaser Group receives funds or proceeds from any insurance carrier or Third Parties with respect to any Damages, Purchaser and the Subject Company shall, regardless of when received by such member of the Purchaser Group, promptly pay and reimburse Seller such funds or proceeds to the extent of any funds previously paid to or received by any member of the Purchaser Group with respect to such Damages.
(e)Each Indemnified Person shall take commercially reasonable efforts to mitigate or minimize all Damages upon and after becoming aware (to Purchaser’s or Seller’s Knowledge, as applicable) of any event or condition which would reasonably be expected to give rise to any Damages that are indemnifiable hereunder; provided, however, that (i) any out-of-pocket costs or expenses incurred by an Indemnified Party in undertaking any such mitigation efforts shall be indemnifiable by the Indemnifying Party hereunder and (ii) none of Purchaser nor any member of the Subject Company Group shall be obligated to make any efforts or take any actions in connection with the operation of the Oil and Gas Properties other than those customarily taken in the ordinary course of business by the Subject Company Group.
(f)The Parties shall treat, for U.S. federal and applicable state and local Income Tax purposes, any amounts paid under this Article 13 as an adjustment to the Adjusted Purchase Price, unless otherwise required by applicable Laws.
(g)To the extent of the indemnification obligations in this Agreement, Purchaser and the Subject Company, on behalf of itself and the Subject Company Group, and Seller hereby waive for itself and its successors and assigns, including any insurers, any rights to subrogation for Damages for which such Party is liable or against which such Party indemnifies any other Person under this Agreement. If required by applicable insurance policies, each Party shall obtain a waiver of such subrogation from its insurers.
(h) [Redacted: confidential materiality scrape provisions]

Section 13.5Indemnification Actions. All claims for indemnification under this Article 13 shall be asserted and resolved as follows:
(a)For purposes of this Article 13, the term “Indemnifying Party” when used in connection with particular Damages means (i) Seller in the event any member of the Purchaser Group is entitled to indemnification under Section 13.2 and (ii) Purchaser in the event any member of the Seller Group is entitled to indemnification under this Agreement. For purposes of this Article 13, the term “Indemnified Person”, when used in connection with particular Damages, means the applicable member of the Purchaser Group or Seller Group that incurred such Damages, but in each case solely for the purposes of taking actions or receiving notices pursuant to this Section 13.5, (A) Purchaser in the event any member of the Purchaser Group is entitled to indemnity under Section 13.2 and (B) Seller in the event any member of the Seller Group is entitled to indemnification under Section 13.1.
(b)To make a claim for indemnification, defense or reimbursement under this Article 13, an Indemnified Person shall notify the Indemnifying Party of its claim, including the details (including supporting documentation in such Indemnified Person’s possession or control of the alleged Damages and such Indemnified Person’s good faith estimate of the applicable claim) of and basis under this Agreement for its claim in reasonable specificity to the extent then known (the “Claim Notice”).
(c)In the event that any claim for indemnification set forth in any Claim Notice is based upon a claim by a Third Party against the Indemnified Person (a “Third Party Claim”), the

Indemnified Person shall provide its Claim Notice promptly after the Indemnified Person has actual knowledge of the Third Party Claim and shall enclose a copy of all papers (if any) served with respect to the Third Party Claim in such Indemnified Person’s possession or control; provided, that the failure of any Indemnified Person to give Notice of any Third Party Claim as provided in this Section 13.5 shall not relieve the Indemnifying Party of its obligations under this Article 13 except to the extent such failure results in insufficient time being available to permit the Indemnifying Party to effectively defend against the Third Party Claim or otherwise materially prejudices the Indemnifying Party’s ability to defend against the Third Party Claim. In the event that the claim for indemnification is based upon an alleged inaccuracy or breach of a representation, warranty, covenant or agreement, the Claim Notice shall specify the representation, warranty, covenant, or agreement that was allegedly inaccurate or breached.
(d)In the case of a claim for indemnification based upon any Third Party Claim, the Indemnifying Party shall have thirty (30) days from its receipt of the Claim Notice to notify the Indemnified Person whether it admits or denies the Indemnifying Party’s obligation to defend and indemnify the Indemnified Person against such Third Party Claim under this Agreement. The Indemnified Person is authorized, at the expense of the Indemnifying Party, prior to and during such thirty (30) day period, to file any motion, answer or other pleading that it shall deem necessary or appropriate to protect its interests or those of the Indemnifying Party and that is not prejudicial to the Indemnifying Party. If the Indemnifying Party fails to notify the Indemnified Person within such thirty (30) day period regarding whether the Indemnifying Party admits or denies its obligation to defend and indemnify the Indemnified Person against such Third Party Claim under this Agreement, then until such date as the Indemnifying Party admits or it is finally determined by a non-appealable judgment that such right or obligation exists, the Indemnified Person, at the expense of the Indemnifying Party, may file any motion, answer or other pleading, settle any Third Party Claim or take any other action that the Indemnified Person deems necessary or appropriate to protect its interest, regardless of whether the Indemnifying Party is prejudiced or adversely impacted by any such actions.
(e)If the Indemnifying Party admits its obligation to defend and indemnify the Indemnified Person against such Third Party Claim under this Agreement, then the applicable Indemnifying Party shall have (i) the right and obligation to diligently prosecute and control the defense of such Third Party Claim, if Purchaser is the Indemnifying Party, at the sole cost and expense of Purchaser, and if Seller is the Indemnifying Party, at the sole cost and expense of Seller, and (ii) have full control of such defense and proceedings, including any compromise or settlement thereof unless the compromise or settlement includes the payment of any amount by, the performance of any obligation by, or the limitation of any right or benefit of, the Indemnified Person or unless otherwise provided in subsection (g), in which event such settlement or compromise shall not be effective without the consent of the Indemnified Person, which shall be withheld or delayed in the Indemnified Person’s sole discretion. If requested by the Indemnifying Party, the Indemnified Person agrees at the cost and expense of the Indemnifying Party to cooperate in contesting any Third Party Claim which the Indemnifying Party elects to contest; provided, however, that the Indemnified Person shall not be required to bring any counterclaim or cross-complaint against any Person. The Indemnified Person may participate in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this Section 13.5(e), provided, that the Indemnified Person may file initial pleadings as described in the last sentence of subsection (d) above if required by court or procedural rules to do so within the thirty (30) day period in subsection (d) above. An Indemnifying Party shall not, without the written consent of the Indemnified Person, compromise or settle any Third Party Claim or consent to the entry of any judgment with respect thereto that (A) does not result in a final resolution of the Indemnified Person’s liability with respect to the Third Party Claim (including an unconditional written release of the Indemnified Person from all liability in respect of such Third Party Claim) or (B) may materially and adversely affect the Indemnified Person (other than as a result of money Damages covered by the indemnity).

(f)If an Indemnifying Party does not admit its obligation to defend and indemnify the Indemnified Person against such Third Party Claim under this Agreement or admits its obligation but thereafter fails to diligently defend or settle the Third Party Claim, as applicable, then the Indemnified Person shall have the right, but not the obligation, to defend and control the defense against the Third Party Claim (at the sole cost and expense of the Indemnifying Party if the Indemnified Person is entitled to indemnification hereunder), with counsel of the Indemnified Person’s choosing, subject to the right of the Indemnifying Party to admit its obligation to defend and indemnify the Indemnified Person against such Third Party Claim under this Agreement at any time prior to settlement or final determination thereof. If an Indemnifying Party has not yet admitted an Indemnified Person’s right to defense, indemnity and reimbursement right against such Third Party Claim as provided in this Article 13, the Indemnified Person shall send written notice to the Indemnifying Party of any proposed settlement and the Indemnifying Party shall have the option for ten (10) days following receipt of such notice to admit its obligation to defend and indemnify the Indemnified Person against such Third Party Claim under this Agreement, as applicable, and if such right or obligation is so admitted, assume the defense of the Third Party Claim, including the power to reject the proposed settlement. If the Indemnified Person settles any Third Party Claim over the objection of the Indemnifying Party after the Indemnifying Party has timely admitted such right or obligation for indemnification in writing and assumed the defense of the Third Party Claim, the Indemnified Person shall be deemed to have waived any right to indemnity with respect to the Third Party Claim.
(g)Notwithstanding anything to the contrary in this Agreement, if (i) a Third Party Claim (including any compromise or settlement thereof) seeks an order, injunction or other equitable relief as (A) its primary relief or (B) such order, injunction or other equitable relief, if granted, would have a material adverse effect on any member of the Subject Company Group, or if such Third Party Claim is a criminal action, in each case against the Indemnified Party, or (ii) the Indemnified Party concludes in good faith that there is a bona fide conflict of interest between the Indemnifying Party and the Indemnified Party with respect to a Third Party Claim, then the Indemnified Party shall have the right, by written notice to the Indemnifying Party, to defend against the Third Party Claim at the sole cost and expense of the Indemnifying Party (provided, for the avoidance of doubt, nothing in this Section 13.5(g) shall expand the indemnification obligations of the Indemnifying Party), with counsel of the Indemnified Party’s choosing, and the Indemnified Party shall have full control of such defense and proceedings, including any compromise or settlement thereof, and the Indemnifying Party shall have no further right to assume the defense of such Third Party Claim. If the Indemnifying Party is not permitted to assume the defense of such Third Party Claim pursuant to this Section 13.5(g), the Indemnified Party shall send written notice to the Indemnifying Party of any proposed settlement and the Indemnifying Party shall have the option for twenty (20) days following receipt of such notice to consent to such settlement (which consent may not be unreasonably withheld). Any failure by the Indemnifying Party to respond to such notice shall be deemed to be a consent to such settlement.
(h)In the case of a claim for indemnification not based upon a Third Party Claim (a “Direct Claim”), such Direct Claim shall be asserted by giving the Indemnifying Party reasonably prompt Claim Notice thereof, but in any event not later than thirty (30) days after the Indemnified Person becomes aware of the events that gave rise to such Direct Claim; provided that the failure of any Indemnified Person to give Notice of any Direct Claim as provided in this Section 13.5 shall not relieve the Indemnifying Party of its obligations under this Article 13 except to the extent such failure materially prejudices the Indemnifying Party’s ability to defend against the Direct Claim. Such Claim Notice by the Indemnified Person shall describe the Direct Claim in reasonable detail, shall include copies of all available material written evidence in such Indemnified Person’s possession or control thereof, and shall indicate the estimated amount, if reasonably practicable, of Damages that have been or may be sustained by the Indemnified Person. The Indemnifying Party shall have sixty (60) days from its receipt of the Claim Notice to

(i) cure the Damages complained of, admit its obligation to defend the Indemnified Person against such Direct Claim under this Agreement and Article 13 or (ii) dispute the claim for such Damages. If the Indemnifying Party does not notify the Indemnified Person within such sixty (60) day period that it has cured the Damages or that it disputes the claim for such Damages, the Indemnifying Party shall be deemed to have disputed its obligation to defend the Indemnified Person against such Direct Claim under this Agreement.
(i)To the extent any of the provisions of this Section 13.5 are inconsistent with Section 11.5, Section 11.5 shall control.
Section 13.6Express Negligence/Conspicuous Manner. WITH RESPECT TO THIS AGREEMENT, THE PARTIES AGREE THAT THE PROVISIONS SET OUT IN THIS ARTICLE 13 AND ELSEWHERE IN THIS AGREEMENT COMPLY WITH THE REQUIREMENT, KNOWN AS THE EXPRESS NEGLIGENCE RULE, TO EXPRESSLY STATE IN A CONSPICUOUS MANNER TO AFFORD FAIR AND ADEQUATE NOTICE THAT THIS AGREEMENT HAS PROVISIONS REQUIRING THE PARTIES TO BE RESPONSIBLE FOR THE NEGLIGENCE (WHETHER GROSS, SOLE, JOINT, ACTIVE, PASSIVE, COMPARATIVE OR CONCURRENT), STRICT LIABILITY OR OTHER FAULT OF MEMBERS OF THE SELLER GROUP OR THE PURCHASER GROUP. SELLER REPRESENTS TO THE PURCHASER GROUP, AND PURCHASER REPRESENTS TO THE SELLER GROUP (A) THAT EACH SUCH PARTY HAS CONSULTED AN ATTORNEY CONCERNING THIS AGREEMENT OR, IF IT HAS NOT CONSULTED AN ATTORNEY, THAT EACH SUCH PARTY WAS PROVIDED THE OPPORTUNITY AND HAD THE ABILITY TO SO CONSULT, BUT MADE AN INFORMED DECISION NOT TO DO SO AND (B) THAT EACH SUCH PARTY FULLY UNDERSTANDS ITS OBLIGATIONS UNDER THIS AGREEMENT.
Section 13.7Releases.
(a)Effective as of immediately after the Closing, Seller, for itself and on behalf of the Seller Group (excluding the Subject Company Group) and each of their respective equityholders, successors and assigns (the “Seller Releasing Group”) hereby fully and unconditionally releases, acquits and forever discharges Purchaser, the Subject Company Group, the Purchaser Group, each of their respective direct and indirect equityholders, and its and their Representatives in their capacity as such, and each of their respective successors and assigns from any and all manner of actions, causes of actions, claims obligations, demands, damages, costs, expenses, compensation or other relief, whether known or unknown, whether in law or equity, of any kind, that any member of the Seller Releasing Group now has or has ever had against the members of the Subject Company Group, in respect of or arising out of the ownership, operation, management, administration or use of the Subject Company Group, the Subject Securities, any Securities of any Subsidiaries of a member of the Subject Company Group or the Assets prior to Closing or the application of the Closing Payment following its payment in accordance with the Preliminary Settlement Statement; provided, however, the foregoing notwithstanding, the release and discharge provided for herein shall not release (i) Purchaser or the members of the Subject Company Group of their respective obligations or liabilities, if any, pursuant to this Agreement or the Transaction Documents, (ii) Purchaser or the members of the Subject Company Group of any indemnification or exculpation obligations of such Person to any member of the Seller Group as a manager of such Person, in such member or the Seller Group’s capacity as such, in accordance with Section 8.12, (iii) any actions, causes of actions, claims obligations, demands, damages, costs, expenses, compensation or other relief for which Purchaser or the Subject Company Group is obligated to indemnify any member of the Seller Group pursuant to Section 13.1, (iv) with respect to members of the Seller Releasing Group who are current Business Employees, benefits or compensation paid or payable to any such Business Employees to the extent set forth on the employee list provided pursuant to Section 5.11(a) or (v) claims for

Fraud. Seller hereby irrevocably covenants to refrain from, directly or indirectly (and shall cause each member of the Seller Releasing Group to refrain from), asserting any claim released pursuant to the foregoing provisions of this, or commencing, instituting or causing to be commenced, any proceeding of any kind against any of the released Persons set forth in the first sentence of this Section 13.7 in their capacity as such, with respect to any such claim. Seller hereby represents to Purchaser, as of the Closing Date, that it has not assigned or transferred or purported to assign or transfer to any Person all or any part of, or any interest in, any such claim.
(b)Effective as of immediately prior to the Closing, the Subject Company, for itself and on behalf of the Subject Company Group and each of their respective equityholders, successors and assigns (the “Company Releasing Group”) and the Purchaser Group and each of their respective equityholders, successors and assigns (the “Purchaser Releasing Group”) hereby fully and unconditionally releases, acquits and forever discharges Seller and all directors, managers, officers and agents of the Subject Company Group holding such position at any time prior to the Closing in their capacity as such from any and all manner of actions, causes of actions, claims, obligations, demands, damages, costs, expenses, compensation or other relief, whether known or unknown, whether in Law or equity, of any kind, that any member of the Company Releasing Group or the Purchaser Releasing Group now has or has ever had against such Persons, arising out of or relating to (A) in respect of Seller and its direct and indirect equityholders, Seller’s ownership of the Subject Securities, and (B) in respect of such directors, managers, officers and agents, for acts and omissions on behalf of the Subject Company Group or the relationship with the Subject Company Group (other than acts or omissions for which such Persons would not be entitled to indemnification under Section 8.12), in each case, other than with respect to their respective obligations and liabilities, if any, under this Agreement or the Transaction Documents; provided, however, the release and discharge provided for herein shall not release Seller or its Affiliates from any obligations, liabilities, claims, causes of action and Damages directly arising from or relating to the ownership, operation or business of any Excluded Assets. Purchaser, for itself and, following the Closing, on behalf of the Subject Company Group hereby irrevocably covenants to refrain from, directly or indirectly (and shall cause each member of the Company Releasing Group and Purchaser Releasing Group to refrain from), asserting any claim released pursuant to the foregoing provisions of this Section 13.7(b), or commencing, instituting or causing to be commenced, any proceeding of any kind against any of the released Persons set forth in the first sentence of this Section 13.7(b), in their capacity as such, with respect to any such claim.
Section 13.8Disclaimer of Application of Anti-Indemnity Statutes. THE PARTIES ACKNOWLEDGE AND AGREE THAT THE PROVISIONS OF ANY ANTI-INDEMNITY STATUTE RELATING TO OILFIELD SERVICES AND ASSOCIATED ACTIVITIES SHALL NOT BE APPLICABLE TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
Article 14

MISCELLANEOUS
Section 14.1Notices. Any notice, request, instruction, correspondence or other document to be given hereunder by any Party to the Other Party (herein collectively called “Notice”) shall be in writing and delivered in person by courier service or U.S. mail requiring acknowledgement of receipt or mailed by certified mail, postage prepaid, and return receipt requested, or by e-mail requesting the recipient to confirm receipt, as follows:

To Seller (and prior to Closing, the Subject Company):	[Redacted: Name and Address of Seller] Attn: [Redacted] Email: [Redacted]
with a copy (that shall not constitute Notice) to:	[Redacted: Name and Address of an Affiliate of Seller] Attn: [Redacted] Email: [Redacted]
To Purchaser (or the Subject Company after Closing):
[Redacted: Name and Address of Purchaser]
Attn: [Redacted]
Email: [Redacted]

and

[Redacted: Name and Address of an Affiliate of Purchaser]
Attn: [Redacted]
Email: [Redacted]

and

[Redacted: Name and Address of an Affiliate of Purchaser]
Attn: [Redacted]
Email: [Redacted]

Notice shall be effective upon actual receipt. Any Party may change any address to which Notice is to be given to it by giving Notice as provided above of such change of address.
Section 14.2Governing Law. This Agreement and the documents delivered pursuant hereto and the legal relations between the Parties shall be governed by, construed and enforced in accordance with the Laws of the State of Texas, without regard to principles of conflicts of Laws that would direct the application of the Laws of another jurisdiction; provided, however, in connection with the determination of the existence of any (a) Title Defect, Defect Amount attributable to any Title Defect, Title Benefit or Title Benefit Amount or with respect to conveyancing matters as to any Asset, the Laws of the State where such Asset is located shall govern and control such determination, and (b) Environmental Defect and/or Defect Amount attributable to any Environmental Defect, the Laws of United States of America and the state where the applicable Assets are located shall govern and control such determination.
Section 14.3Venue and Waiver of Jury Trial.
(a)Except as to any dispute, controversy, matter or claim arising out of or in relation to or in connection with (i) the calculation or determination of the Adjusted Purchase Price pursuant to Section 2.4, Section 2.5 or Section 2.8 (which shall be resolved exclusively in accordance with Section 2.7(b)) or (ii) the determination of the scope, interpretation and effect of Article 3, or the existence, cure or amount of any Title Benefits, Title Benefit Amounts, Defects or Defect Amounts (which shall be resolved exclusively in accordance with Section 3.2(i)), any dispute, controversy, matter or claim between the Parties (each, subject to such exceptions, a “Dispute”), that cannot be resolved between the Parties, will be instituted exclusively in the Texas Business Court located in the Eleventh Business Court Division (or, if the Texas Business Courts are unavailable or lack jurisdiction, then the United States District Court located in Montgomery County, Texas, and if such federal court is unavailable or lack jurisdiction, then any state court in Montgomery County, Texas, and each Party hereby irrevocably consents to the exclusive jurisdiction in connection with any Dispute or Action arising out of this Agreement or any of the transactions contemplated thereby. All Disputes between the Parties to this Agreement and the transactions contemplated hereby shall have exclusive jurisdiction and venue only in the foregoing courts. Each Party irrevocably waives any objection which it may have pertaining to improper venue or forum non-conveniens to the conduct of any Action in the foregoing courts. Each Party agrees that any and all process directed to it in any such Action may be served upon it outside of the foregoing courts.
(b)To the extent that any Party or any of its Affiliates has acquired, or hereafter may acquire, immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) with respect to itself or its property, such Party (on its own behalf and on behalf of its Affiliates) hereby irrevocably (i) waives such immunity in respect of its obligations with respect to this Agreement and (ii) submits to the personal jurisdiction of any court described in Section 14.3(a). Further, each Party waives any objection which it may have pertaining to improper venue or forum non-conveniens to the conduct of any Action in the foregoing courts. Each Party agrees that any and all process directed to it in any such Action may be served upon it outside of the Delaware Chancery Court.
(c)The Parties agree that a dispute under this Agreement may raise issues that are common with one or more of the other Transaction Documents or other documents executed by the Parties in connection herewith or which are substantially the same or interdependent and interrelated or connected with issues raised in a related dispute, controversy or claim between or among the Parties and their Affiliates. Accordingly, any Party to a new Dispute under this Agreement may elect in writing within fifteen (15) days after the initiation of a new Dispute to refer such new Dispute for resolution by the applicable court together with any existing Dispute arising under this Agreement, other Transaction Documents or other documents executed by the Parties in connection herewith or which are substantially the same or interdependent and interrelated or connected. If the applicable court does not determine to consolidate such new Dispute with the existing Dispute within thirty (30) days of receipt of written request, then the new Dispute shall not be consolidated, and the resolution of the new Dispute shall proceed separately.
(d)EACH OF THE PARTIES HEREBY VOLUNTARILY AND IRREVOCABLY WAIVES TRIAL BY JURY IN ANY LITIGATION, ACTION OR OTHER PROCEEDING BROUGHT IN CONNECTION WITH THIS AGREEMENT.
Section 14.4Headings and Construction. The headings and captions herein are inserted for convenience of reference only and are not intended to govern, limit, or aid in the construction of any term or provision hereof. The rights and obligations of each Party shall be determined pursuant to this Agreement. Each Party has had the opportunity to exercise business discretion in relation to the negotiation of the details and terms of the transaction contemplated hereby. This Agreement is the result of arm’s length negotiations from equal bargaining positions. It is the intention of the Parties that every covenant, term, and provision of this Agreement shall be construed simply according to its fair meaning and not strictly for or against any Party (notwithstanding any rule of law requiring an agreement to be strictly construed against the drafting Party) and no consideration shall be given or presumption made, on the basis of who drafted this Agreement or any particular provision thereof, it being understood that the Parties to this Agreement are sophisticated and have had adequate opportunity and means to exercise business discretion in relation to the negotiation of the details of the transaction contemplated hereby and retain counsel to represent their interests and to otherwise negotiate the provisions of this Agreement.
Section 14.5Waivers. Any failure by any Party to comply with any of its obligations, agreements or conditions herein contained may be waived by the Party to whom such compliance is owed by the application of the express terms hereof by an instrument signed by the Party to whom compliance is owed and expressly identified as a waiver, but not in any other manner. No course of dealing on the part of any Party or its respective officers, employees, agents or representatives, and no failure by any Party to exercise any of its rights under this Agreement, shall, in each case, operate as a waiver thereof or affect in any way the right of such Party at a later time to enforce the performance of such provision. Except as otherwise expressly provided herein, no waiver of, or consent to a change in or modification of, any of the provisions of this Agreement shall be deemed or shall constitute a waiver of, or consent to a change in or modification of, other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver unless otherwise expressly provided herein. The rights of each Party under this Agreement shall be cumulative and the exercise or partial exercise of any such right shall not preclude the exercise by such Party of any other right. No consent under this Agreement shall be valid unless set forth in an instrument in writing signed on behalf of such Party.
Section 14.6Severability. It is the intent of the Parties that the provisions contained in this Agreement shall be severable, and should any terms or provisions, in whole or in part, be held invalid, illegal or incapable of being enforced as a matter of law, such holding shall not affect the other portions of this Agreement, and such portions that are not invalid shall be given effect without the invalid portion. Upon such determination that any term or provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.
Section 14.7Assignment. No Party shall assign or otherwise transfer all or any part of this Agreement, nor shall any Party delegate any of its rights or duties hereunder, without the prior written consent of Purchaser and Seller, and any transfer or delegation made without such consent shall be null and void ab initio; provided, that, (a) nothing in this Section 14.7 shall limit the ability of Purchaser to assign a collateral interest in this Agreement as collateral security in connection with Purchaser’s financing arrangements, (b) following the Closing, Seller shall have the right to assign all of its rights and obligations under this Agreement to Baytex Energy Corp. without the consent of Purchaser, (c) following the Closing, Purchaser has the right to (i) effect a divisive merger and divide the assets and liabilities of the Subject Company Group among five newly formed entities that immediately after giving effect to such divisive merger are Subsidiaries of either the Purchaser or the Specified Company, and (ii) assign all or part of its rights and obligations under this Agreement to Purchaser or the Specified Company in connection with such divisive merger, and, after giving effect to such assignment and the execution and delivery by the Specified Company to Seller of a ratification and joinder as set forth on Exhibit G, Purchaser and the Specified Company shall have all rights and obligations of a Purchaser hereunder with respect to the assets and liabilities allocated to each such entity that is a Subsidiary of Purchaser or the Specified Company, as applicable, and shall be deemed for all purposes of this Agreement as a permitted assign of Purchaser (as in effect prior to such division) as to such rights and obligations hereunder (and the Specified Company shall be considered a third party beneficiary of this provision) and (d) if Purchaser assigns all or part of its rights and obligations under this Agreement to the Specified Company or effects a divisive merger of any of the Subject Company Group, Purchaser shall indemnify Seller and is Affiliates for any Taxes arising as a result of such assignment or divisive merger; provided, further, however, that no such collateral assignment or divisive merger shall expand the liabilities or obligations of Seller under this Agreement or prejudice in any way limitations set forth in Section 13.4. Unless expressly agreed to in writing by Purchaser and Seller, no permitted assignment of any Party’s rights or duties that is subject to the consent of Purchaser and Seller shall relieve or release the assigning Party from the performance of such Party’s rights or obligations hereunder, and such assigning Party shall be fully liable for the performance of all such rights and duties, and any such assignee shall have duly executed and delivered to Purchaser and Seller a ratification and joinder as set forth on Exhibit G (and in the case of an assignment pursuant to the foregoing clause (b), with such changes to Exhibit G as are reasonably necessary and appropriate to give effect thereto). Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties hereto and their respective permitted successors and assigns.
Section 14.8Entire Agreement. This Agreement and the other Transaction Documents constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties pertaining to the subject matter hereof. IN THE EVENT OF A CONFLICT BETWEEN THE TERMS AND PROVISIONS OF THIS AGREEMENT AND THE TERMS AND PROVISIONS OF ANY SCHEDULE OR EXHIBIT HERETO, THE TERMS AND PROVISIONS OF THIS AGREEMENT SHALL GOVERN AND CONTROL; PROVIDED, HOWEVER, THAT THE INCLUSION IN ANY OF THE SCHEDULES AND EXHIBITS HERETO OF TERMS AND PROVISIONS NOT ADDRESSED IN THIS AGREEMENT SHALL NOT BE DEEMED A CONFLICT, AND ALL SUCH ADDITIONAL PROVISIONS SHALL BE GIVEN FULL FORCE AND EFFECT, SUBJECT TO THE PROVISIONS OF THIS SECTION 14.8.
Section 14.9Amendment. This Agreement may be amended or modified only by an agreement in writing signed by Seller, the Subject Company and Purchaser and expressly identified as an amendment or modification.
Section 14.10No Third-Person Beneficiaries. Nothing in this Agreement shall entitle any Person other than a Party or any Person that executes and delivers a ratification and joinder set forth on Exhibit G pursuant to Section 14.7 to any claim, cause of action, remedy or right of any kind, except the rights expressly provided to the Persons described in Section 8.1, Section 8.7 (including any employee of the Subject Company), Section 8.12, Article 13, Section 14.7 and/or Section 14.13, in each case, only to the extent such rights are exercised or pursued, if at all, by Seller, the Subject Company, or Purchaser acting on behalf of such Person (which rights may be exercised in the sole discretion of the applicable Party hereunder). Notwithstanding the foregoing: (a) the Parties reserve the right to amend, modify, terminate, supplement or waive any provision of this Agreement or this entire Agreement without the consent or approval of any other Person (including any Indemnified Person pursuant to this Agreement) and (b) no Party hereunder shall have any direct liability to any permitted Third Party beneficiary, nor shall any permitted Third Party beneficiary have any right to exercise any rights hereunder for such Third Party beneficiary’s benefit except to the extent such rights are brought, exercised, and administered by a Party hereto in accordance with Section 13.4 or by a Non-Recourse Person in connection with the enforcement of Section 14.11; provided, however, notwithstanding anything to the contrary contained herein, no provision of this Agreement (including Section 14.13(b)) may be modified, waived or terminated in a manner that impacts or is adverse in any respect to the Specified Company Group without the prior written consent of the Specified Company.
Section 14.11Limitation on Damages. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN, NO PERSON SHALL BE ENTITLED TO PUNITIVE DAMAGES IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY AND PURCHASER, THE SUBJECT COMPANY AND

SELLER, FOR ITSELF AND ON BEHALF OF ITS RESPECTIVE MEMBERS OF THE PURCHASER GROUP AND SELLER GROUP, RESPECTIVELY, HEREBY EXPRESSLY WAIVES ANY RIGHT TO PUNITIVE DAMAGES IN CONNECTION WITH THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, OTHER THAN PUNITIVE DAMAGES SUFFERED BY ANY THIRD PARTY FOR WHICH RESPONSIBILITY IS ALLOCATED AMONG THE PARTIES UNDER THE TERMS HEREOF.
Section 14.12Time of the Essence; Calculation of Time. Time is of the essence in this Agreement. If the date specified in this Agreement for giving any notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date that is not a Business Day), then the date for giving such notice or taking such action (and the expiration date of such period during which notice is required to be given or action taken) shall be the next day that is a Business Day.
Section 14.13Non-Recourse Persons.
(a)The Parties acknowledge and agree that except for any Person that executes and delivers a ratification and joinder set forth on Exhibit G pursuant to Section 14.7 no past, present or future director, manager, officer, employee, incorporator, member, partner, stockholder, agent, attorney, representative, Affiliate or financing source, or financing sources of any of the Parties to this Agreement (excluding any Person that executes and delivers a ratification and joinder set forth on Exhibit G pursuant to Section 14.7, each, a “Non-Recourse Person”), in such capacity, shall have any liability or responsibility (in contract, tort or otherwise) for any Damages, suits, legal or administrative Actions, claims, demands, losses, costs, obligations, liabilities, interests, charges or causes of action whatsoever, in law or in equity, known or unknown, which are based on, related to or arise out of the negotiation, performance and consummation of this Agreement or the other Transaction Documents or the transactions contemplated hereunder or thereunder. Each Party hereby waives, releases, remises and forever discharges, and shall cause each member of the Purchaser Group or Seller Group (as applicable) to waive, release, remise and forever discharge, any liabilities, suits, legal or administrative proceedings, claims, demands, losses, costs, obligations, liabilities, interests, charges, causes of action or Damages whatsoever, in law or in equity, known or unknown, against each Non-Recourse Person which are based on, related to or arise out of the ownership, administration or operation of the Subject Company, the Subject Securities, the Business, the Assets and/or the Excluded Assets or negotiation, performance and consummation of the Transaction Documents or the transactions contemplated thereunder. This Agreement may only be enforced against, and any dispute, controversy, matter or claim based on, related to or arising out of this Agreement, or the negotiation, performance or consummation of this Agreement, may only be brought against the entities that are expressly named as Parties (including any Person that executes and delivers a ratification and joinder set forth on Exhibit G pursuant to Section 14.7), and then only with respect to the specific obligations set forth herein with respect to such Party. Each Non-Recourse Person is expressly intended as a third-party beneficiary of this Section 14.13. Nothing in this Section 14.13 shall limit the right of Seller to bring a claim with respect to any obligations or liabilities of Purchaser Guarantor under the Purchaser Guaranty pursuant to the terms and conditions hereof and thereof.
(b)The Parties agree that, prior to Closing, (i) no member of the Seller Group shall have any rights or claims against any member of the Specified Company Group in connection with this Agreement or the transactions contemplated hereby, whether at law or equity, in contract, in tort or otherwise, and (ii) notwithstanding anything in this Agreement to the contrary, in no event shall Seller or any other member of the Seller Group be entitled to, or permitted to seek, specific performance in respect of any member of the Specified Company Group (or Purchaser or its Affiliate’s respective rights under any agreements with any member of the Specified Company Group).

Section 14.14Certain Waivers. Purchaser agrees, on its own behalf and on behalf of the other Purchaser Group (including the Subject Company Group following Closing), that, following the Closing, Vinson & Elkins LLP may serve as counsel to Seller and its Affiliates in connection with any matters related to this Agreement and the transactions contemplated hereby, including any dispute arising out of or relating to this Agreement and the transactions contemplated hereby, notwithstanding any representation by Vinson & Elkins LLP of the Subject Company prior to the Closing Date. Purchaser (including the Subject Company Group after the Closing) hereby (a) consents to Vinson & Elkins LLP’s representation of the Seller or its Affiliates in connection with any matters related to this Agreement and the transactions contemplated hereby (the “Subject Representation”), (b) waives any claim it has or may have that Vinson & Elkins LLP has a conflict of interest or is otherwise prohibited from engaging in such Subject Representation based on its representation of the Subject Company Group prior to the Closing and (c) agrees that, in the event that a dispute arises between Purchaser, the Subject Company or any of their respective Affiliates, on the one hand, and the Seller and/or its Affiliates, on the other hand, none of Purchaser, the Subject Company or any of their respective Affiliates will object to Vinson & Elkins LLP representing Seller and/or its Affiliates in such dispute due to the interests of Seller and its Affiliates being directly adverse to Purchaser, the Subject Company or any of their respective Affiliates or due to Vinson & Elkins LLP having represented the Subject Company in a matter substantially related to such dispute. Purchaser further agrees that, as to all communications among Vinson & Elkins LLP, the Subject Company, Seller or their respective Affiliates and representatives prior to the Closing that relate in any way to the Subject Representation, the attorney-client privilege belongs, to the extent such privilege exists, to Seller and its Affiliates and may be controlled by Seller and each of its Affiliates and will not, with respect to such privileged communications, pass to or be claimed by Purchaser, the Subject Company or any of their respective Affiliates. To the extent that Purchaser, the Subject Company or any of their respective Affiliates has or maintains any ownership of the privilege with respect to these communications, they agree, except as may be required by applicable Law, not to waive or to attempt to waive the privilege without the express written approval of the Seller. Notwithstanding the foregoing, in the event that a dispute arises between Purchaser, the Subject Company and a Third Party (other than Seller and its Affiliates) or any Governmental Authority after the Closing, any member of the Subject Company Group may assert the attorney-client privilege against such Third Party to prevent disclosure of confidential communications by or with Vinson & Elkins LLP.
Section 14.15Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile, .pdf or other electronic transmission of copies of signatures shall constitute original signatures for all purposes of this Agreement and any enforcement hereof.
[Remainder of Page Intentionally Left Blank. Signature Pages Follow.]

IN WITNESS WHEREOF, this Agreement has been signed by each of the Parties as of the Execution Date.
SELLER:
BTE USA INTERMEDIATE, INC.

By:    "signed"
Name: [Redacted]
Title: [Redacted]

SUBJECT COMPANY:

BAYTEX ENERGY USA, INC.

By:    "signed"
Name: [Redacted]
Title: [Redacted]

    Signature Page to Securities Purchase Agreement

PURCHASER:
EAGLE FORD BUYERCO, LLC

By:    "signed"
Name: [Redacted]
Title: [Redacted]

EXHIBITS
EXHIBITS:
Exhibit A    Assets
Exhibit A-1    Leases
Exhibit A-2    Wells
Exhibit A-3    DSUs
Exhibit A-4    Surface Rights and Rights of Way
Exhibit B    Form of Assignment of Subject Securities
Exhibit C    Form of Excluded Asset Assignment
Exhibit D    Form of Termination of Affiliate Arrangements
Exhibit E    Form of Resignation and Release
    Exhibit F        Form of Officer’s Certificate
    Exhibit G        Form of Joinder

    Exhibits

EXHIBIT A
ASSETS
[Redacted: Contents of Exhibit]
    Exhibits

EXHIBIT A-1
LEASES
[Redacted: Contents of Exhibit]
    Exhibits

EXHIBIT A-2
WELLS
[Redacted: Contents of Exhibit]
    Exhibits

EXHIBIT A-3
DSUs
[Redacted: Contents of Exhibit]
    Exhibits

EXHIBIT A-4
SURFACE RIGHTS AND RIGHTS OF AWAY
[Redacted: Contents of Exhibit]
    Exhibits

EXHIBIT B
FORM OF ASSIGNMENT OF SUBJECT SECURITIES
ASSIGNMENT AGREEMENT
This Assignment Agreement (this “Assignment”), dated as of [_________], 2025 (the “Effective Time”), is made and entered into by and between BTE USA Intermediate, Inc., a Delaware corporation (“Assignor”), and Eagle Ford BuyerCo, LLC, a Delaware limited liability company (“Assignee” and together with Assignor, each a “Party” and, collectively, the “Parties”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Purchase Agreement (as defined below).
WITNESSETH:
WHEREAS, Assignor owns one hundred percent (100%) of the issued and outstanding Securities of [_________], a [Delaware // Texas] limited liability company (the “Company” and such Securities, the “Subject Securities”);
WHEREAS, Assignor, Assignee and the Company are parties to that certain Securities Purchase Agreement, dated as of [_________], 2025 (together with the exhibits and schedules thereto, as may be amended from time to time, the “Purchase Agreement”);
WHEREAS, pursuant to and in accordance with the Purchase Agreement, Assignor desires to assign to Assignee, and Assignee desires to accept, all of the Subject Securities free and clear of all Liens, except for Permitted Securities Liens; and
WHEREAS, Assignor and Assignee desire to enter into this Assignment for the purpose of accomplishing the transfer of the Subject Securities, all in accordance with and subject to the terms of the Purchase Agreement.
NOW, THEREFORE, in consideration of the foregoing premises and for other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, Assignor and Assignee hereby agree as follows:
Section 1.    Assignment. Effective as of the Effective Time, Assignor does hereby sell, assign, convey, transfer and deliver to Assignee, and Assignee does hereby, purchase and accept, all of Assignor’s right, title and interest in and to the Subject Securities, free and clear of all Liens (other than Permitted Securities Liens).
Section 2.    Substitution as a Member. As of the date hereof, Assignee is hereby admitted as the sole member of the Company with all rights, duties and obligations formerly held by Assignor by virtue of their ownership of the Subject Securities. Assignor hereby withdraws as a member of the Company and ceases to be a member of the Company and ceases to have or exercise any right, power or obligation as a member of the Company.

Section 3.    Further Assurances. Assignor and Assignee shall use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper, or advisable under applicable Law to consummate the assignment contemplated hereby.
Section 4.    Entire Agreement. This Assignment, the Purchase Agreement and the other Transaction Documents constitute the entire agreement between the Parties pertaining to the subject matter hereof, and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties pertaining to the subject matter hereof. In the event of a conflict between the terms and conditions of this Assignment and the Purchase Agreement, the terms and conditions of the Purchase Agreement shall govern and control; provided, however, that the inclusion in this Assignment of terms and provisions not addressed in the Purchase Agreement shall not be deemed a conflict, and all such additional provisions shall be given full force and effect, subject to the provisions of this Section 4. Notwithstanding anything to the contrary, this Assignment is made subject to the Purchase Agreement, and nothing herein is intended to, nor shall it, expand, limit nor otherwise affect the rights or obligations of the Parties contained in the Purchase Agreement or the other documents contemplated therein, or the survival thereof.
Section 5.    Severability. It is the intent of the Parties that the provisions contained in this Assignment shall be severable, and should any terms or provisions, in whole or in part, be held invalid, illegal or incapable of being enforced as a matter of law, such holding shall not affect the other portions of this Assignment, and such portions that are not invalid shall be given effect without the invalid portion. Upon such determination that any term or provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Assignment so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.
Section 6.    Successors and Assigns. This Assignment shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns.
Section 7.    No Third Party Beneficiary. Nothing in this Assignment shall entitle any Person other than Assignor or Assignee (and their respective permitted successors and assigns) to any claim, cause of action, remedy or right of any kind.
Section 8.    Governing Law; Jury Waiver. This Assignment and any arbitration or Dispute resolution between the Parties shall be governed by, construed and enforced in accordance with the Laws of the State of Texas, without regard to principles of conflicts of Laws that would direct the application of the Laws of another jurisdiction. EACH OF THE PARTIES HEREBY VOLUNTARILY AND IRREVOCABLY WAIVES TRIAL BY JURY IN ANY LITIGATION, ACTION OR OTHER PROCEEDING BROUGHT IN CONNECTION WITH THIS Assignment.
Section 9.    Incorporation by Reference. Section 14.3 of the Purchase Agreement is hereby incorporated herein, mutatis mutandis.

Section 10.    Amendment and Waiver. This Assignment may be amended or modified only by an agreement in writing signed by the Parties and expressly identified as an amendment or modification. Any failure by any Party to comply with any of its obligations, agreements or conditions herein contained may be waived by the Party to whom such compliance is owed by the application of the express terms hereof by an instrument signed by the Party to whom compliance is owed and expressly identified as a waiver, but not in any other manner.
Section 11.    Headings and Construction. The headings and captions herein are inserted for convenience of reference only and are not intended to govern, limit, or aid in the construction of any term or provision hereof. The rights and obligations of each Party shall be determined pursuant to this Assignment. Each Party has had the opportunity to exercise business discretion in relation to the negotiation of the details and terms of the transaction contemplated hereby. This Assignment is the result of arm’s length negotiations from equal bargaining positions. It is the intention of the Parties that every covenant, term, and provision of this Assignment shall be construed simply according to its fair meaning and not strictly for or against any Party (notwithstanding any rule of law requiring an agreement to be strictly construed against the drafting Party) and no consideration shall be given or presumption made, on the basis of who drafted this Assignment or any particular provision thereof, it being understood that the Parties to this Assignment are sophisticated and have had adequate opportunity and means to exercise business discretion in relation to the negotiation of the details of the transaction contemplated hereby and retain counsel to represent their interests and to otherwise negotiate the provisions of this Assignment.
Section 12.    Counterparts. This Assignment may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile, .pdf or other electronic transmission of copies of signatures shall constitute original signatures for all purposes of this Assignment and any enforcement hereof.
Section 13.    Bill of Sale; Assignment. To the extent required and permitted by applicable Law, this Assignment shall also constitute, “bill of sale” or an “assignment” of the Subject Securities.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

IN WITNESS WHEREOF, this Assignment has been executed by each of the Parties effective as of the Effective Date.

ASSIGNOR:

BTE USA Intermediate, Inc.

    By:
    Name:
    Title:

    Exhibits

ASSIGNEE:

Eagle Ford BuyerCo, LLC

    By:
    Name:
    Title:

EXHIBIT C
FORM OF EXCLUDED ASSETS ASSIGNMENT
EXCLUDED ASSETS ASSIGNMENTS
This Excluded Assets Assignment (this “Assignment”) is entered into as of [_______], 2025, but is effective for all purposes as of 12:01 a.m. Central Time on September 1, 2025 (the “Effective Time”), by and among [__________________], a [__________________] (“[●]”), and [__________________], a [__________________] (“[●]” and, together with [●], each an “Assignor” and collectively, “Assignors”), each with an address of [__________________], and [__________________], a [__________________] (“Assignee”), with an address of [__________________]. Each of Assignors and Assignee is individually referred to herein as a “Party” and, collectively, the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Purchase Agreement (as defined below).
WHEREAS, pursuant to that certain Securities Purchase Agreement, dated [______], 2025, by and among BTE USA Intermediate, Inc., a Delaware corporation (“Seller”), [__________], a [Delaware // Texas] limited liability company (the “Company”), and [__________], a [__________] (“Purchaser”), (the “Purchase Agreement”), the Seller and the Company have agreed to enter into and deliver, or cause the Parties to enter into and deliver, this Assignment, subject to the terms and conditions set forth herein.
NOW, THEREFORE in exchange for the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the Parties agree as follows:
1.    Assignment. Assignors hereby assign, transfer, and convey to Assignee as of the Effective Time all of Assignors’ right, title and interests in and to the Excluded Assets set forth on Exhibit A attached hereto, and Assignee hereby accepts such assignment, transfer and conveyance as of the Effective Time.
TO HAVE AND TO HOLD, the Excluded Assets, as of the Effective Time, together with all the rights and appurtenances thereto belonging unto Assignee, and its successors and assigns, forever.
2.    Effect of Assignment. With respect to the Excluded Assets, from and after the Effective Time: (a) Assignee shall be the sole and exclusive owner of such Excluded Assets and shall have the sole and exclusive right to access, use, maintain, copy, share, transfer, dispose of, assert privileges with respect to, or otherwise take actions with respect to the Excluded Assets, (b) Assignors shall cease to have any right, title or interest in or to such Excluded Assets, (c) Assignors shall not have any right to retain any copies of the Excluded Assets and (d)Assignee shall (and hereby agrees to) assume and timely fulfill, bear, perform, pay, discharge or otherwise comply with all of the duties, liabilities, covenants, undertakings and obligations arising in connection with or related to the Excluded Assets whether arising before, on or after the Effective Time.
3.    Disclaimers. WITHOUT LIMITING THE FOREGOING PROVISIONS OF THIS ASSIGNMENT, NEITHER ASSIGNORS NOR ANY OF THEIR AFFILIATES NOR ANY OF ITS OR THEIR REPRESENTATIVES IS MAKING, ASSIGNEE ACKNOWLEDGES THAT NEITHER ASSIGNORS NOR ANY OF THEIR AFFILIATES NOR ANY OF ITS OR THEIR REPRESENTATIVES IS MAKING NOR HAS MADE, AND ASSIGNEE ACKNOWLEDGES THAT IT HAS NOT RELIED UPON AND DOES HEREBY EXPRESSLY WAIVE, ANY REPRESENTATION OR WARRANTY OF ANY KIND OR NATURE WHATSOEVER, ORAL OR WRITTEN, STATUTORY, EXPRESS OR IMPLIED, RELATING TO THE EXCLUDED ASSETS, INCLUDING BUT NOT LIMITED TO ANY REPRESENTATION OR WARRANTY RELATING TO THE FINANCIAL CONDITION OR RESULTS OF OPERATION OF THE EXCLUDED ASSETS OR THE TITLE, MAINTENANCE, REPAIR, CONDITION, DESIGN, PERFORMANCE, VALUE, MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR USE OR PURPOSE OF THE EXCLUDED ASSETS, AND ASSIGNORS HEREBY DISCLAIM ANY SUCH REPRESENTATIONS OR WARRANTIES. ASSIGNORS DO NOT WARRANT TITLE TO THE EXCLUDED ASSETS. THE EXCLUDED ASSETS ARE BEING CONVEYED BY ASSIGNORS TO ASSIGNEE WITHOUT WARRANTY OF ANY KIND, EXPRESS, IMPLIED, STATUTORY, AT COMMON LAW OR OTHERWISE, AND ASSIGNEE HEREBY EXPRESSLY DISCLAIMS, WAIVES AND RELEASES ANY WARRANTY OF TITLE, MERCHANTABILITY, CONDITION, SAFETY OR FITNESS FOR A PARTICULAR PURPOSE, AND ASSIGNEE ACCEPTS THE EXCLUDED ASSETS “AS IS, WHERE IS, WITH ALL FAULTS OR DEFECTS (KNOWN OR UNKNOWN, LATENT, DISCOVERABLE OR UNDISCOVERABLE), WITHOUT RECOURSE.” THIS DISCLAIMER SHALL BE DEEMED CONSPICUOUS FOR PURPOSES OF APPLICABLE LAW.
4.    Successors and Assigns. This Assignment shall be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns.
5.    Entire Agreement. This Assignment and the other Transaction Documents constitute the entire agreement between the Parties pertaining to the subject matter hereof, and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties pertaining to the subject matter hereof. This Assignment is made subject to the Purchase Agreement, and nothing in this Assignment shall supersede, enlarge, diminish, waive or modify any term of the Purchase Agreement or of the other documents contemplated therein. In the event of a conflict between the terms and conditions of this Assignment and the Purchase Agreement, the terms and conditions of the Purchase Agreement shall govern and control; provided, however, that the inclusion in this Assignment of terms and provisions not addressed in the Purchase Agreement shall not be deemed a conflict, and all such additional provisions shall be given full force and effect, subject to the provisions of this Section 5.

6.    Governing Law; Jury Waiver. This Assignment and any arbitration or Dispute resolution between the Parties shall be governed by, construed and enforced in accordance with the Laws of the State of Texas, without regard to principles of conflicts of Laws that would direct the application of the Laws of another jurisdiction. EACH OF THE PARTIES HEREBY VOLUNTARILY AND IRREVOCABLY WAIVES TRIAL BY JURY IN ANY LITIGATION, ACTION OR OTHER PROCEEDING BROUGHT IN CONNECTION WITH THIS ASSIGNMENT.
7.    Incorporation by Reference. Section 14.3 of the Purchase Agreement is hereby incorporated herein, mutatis mutandis.
8.    Amendment. This Assignment may be amended or modified only by an agreement in writing signed by the Parties and expressly identified as an amendment or modification.
9.    No Third Party Beneficiaries. Nothing in this Assignment shall entitle any Person other than any Assignor or Assignee (and their respective successors and permitted assigns) to any claim, cause of action, remedy, or right of any kind.
10.    Further Assurances. Each of Assignors and Assignee shall use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary, proper, or advisable under applicable Law to consummate the assignment contemplated hereby.
11.    Headings and Construction. The headings and captions herein are inserted for convenience of reference only and are not intended to govern, limit, or aid in the construction of any term or provision hereof. The rights and obligations of each Party shall be determined pursuant to this Assignment. Each Party has had the opportunity to exercise business discretion in relation to the negotiation of the details and terms of the transaction contemplated hereby. This Assignment is the result of arm’s length negotiations from equal bargaining positions. It is the intention of the Parties that every covenant, term, and provision of this Assignment shall be construed simply according to its fair meaning and not strictly for or against any Party (notwithstanding any rule of law requiring an agreement to be strictly construed against the drafting Party) and no consideration shall be given or presumption made, on the basis of who drafted this Assignment or any particular provision thereof, it being understood that the Parties to this Assignment are sophisticated and have had adequate opportunity and means to exercise business discretion in relation to the negotiation of the details of the transaction contemplated hereby and retain counsel to represent their interests and to otherwise negotiate the provisions of this Assignment.
12.    Counterparts. This Assignment may be executed in multiple counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Facsimile, .pdf or other electronic transmission of copies of signatures shall constitute original signatures for all purposes of this Assignment and any enforcement hereof.
[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

IN WITNESS WHEREOF, this Assignment has been executed by each of the Parties effective as of the date hereof.
ASSIGNORS:

[_____________________]

    By:
    Name:
    Title:

[_____________________]

    By:
    Name:
    Title:

ASSIGNEE:

[_____________________]

    By:
    Name:
    Title:

EXHIBIT A
EXCLUDED ASSETS
“Excluded Assets” means the following: (a) the assets and properties, if any, set forth on Schedule 1.2 of the Purchase Agreement, (b) the Excluded Records; (c) any proceeds or earning with respect to any other Excluded Assets; and (d) the Subject Marks.
“Excluded Records” means: (a) any and all data, correspondence, materials, descriptions and records relating to the auction, marketing, sales negotiation or sale of the Subject Securities or the Assets, including the existence or identities of any prospective inquirers, bidders or prospective purchasers of any of the Assets, any bids received from and records of negotiations with any such prospective purchasers and any analyses of such bids by any Person; (b) corporate, financial, Tax, and legal data and Records (or portions thereof) that relate primarily to the businesses of Seller or any Affiliate of Seller generally other than any member of the Subject Company Group, the Assets or the Business (including, for the avoidance of doubt, any Tax Return of Seller or any of its Affiliates and any Seller Combined Return); (c) legal records and legal files of any member of the Subject Company Group with respect to or that relate to the negotiation, drafting, performance of obligations (hereunder or thereunder) and any disputes (hereunder or thereunder) of this Agreement, any Transaction Document or any of their communications prior to the Closing with respect to the transactions contemplated thereby or hereby, including all work product of and attorney-client communications with Seller’s or member of the Subject Company Group’s legal counsel (other than title opinions); (d) records to the extent related to any assets of Third Parties that have been the subject of evaluation by Seller or member of the Subject Company Group prior to the Execution Date; (e) any valuations of any quantities of Hydrocarbons or of any Assets and any pricing assumptions, forward pricing estimates or pricing studies related thereto; (f) any emails and all other electronic files on any member of the Subject Company Group’s servers and networks, in each case, insofar as, and only to the extent, constituting any other Excluded Records; and (g) personnel files, medical files, and other employment records related to (x) any service provider who is not employed by any member of the Subject Company Group and (y) any service provider who is a party to an Affiliate Arrangement set forth on Schedule 10.2(k) of the Purchase Agreement.

EXHIBIT D
FORM OF TERMINATION OF AFFILIATE ARRANGEMENTS
[Redacted: Contents of Exhibit]

EXHIBIT E
FORM OF RESIGNATION AND RELEASE
[Redacted: Contents of Exhibit]

Final Form
EXHIBIT F
FORM OF OFFICER’S CERTIFICATE – SELLER
    This certificate is being delivered pursuant to Section 10.2(j) of that certain Securities Purchase Agreement, dated as of [________], 2025 (the “Purchase Agreement”), by BTE USA Intermediate, Inc., a Delaware corporation, (“Seller”), [________], a Delaware limited liability company (the “Company”), and [________], a [________] (“Purchaser”). Capitalized terms used but not defined herein shall have the respective meanings assigned to such terms in the Purchase Agreement.
    The undersigned hereby certify to Purchaser on behalf of Seller, solely in his official capacity as a duly authorized officer of Seller and not in any individual capacity, and without personal liability, as follows:
1.Authority. Seller is a corporation duly formed and validly existing under the Laws of the State of Delaware and in good standing under the Laws of the State of Delaware. Seller has the requisite corporate power, authority and capacity to enter into and perform its obligations under the Purchase Agreement and the other documents contemplated thereunder to which it is or will be a party at Closing (collectively, the “Transaction Documents”) and to consummate the transactions contemplated by the Purchase Agreement and the other Transaction Documents to which it is or will be a party at Closing, except in each case for any matters that would not, or would not reasonably be expected to, prevent or materially delay the consummation of the transactions contemplated by the Purchase Agreement and any other Transaction Documents to which Seller is, or will be, a party or to materially impair Seller’s ability to perform its obligations under the Purchase Agreement or the other Transaction Documents to which it is, or will be, a party.
2.Performance. The execution, delivery and performance of the Purchase Agreement and the other Transaction Documents to which it is or will be a party at Closing, and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized by all necessary action on the part of Seller or its owner(s) under the Governing Documents of Seller. The Purchase Agreement has been duly and validly executed and delivered by Seller (and all Transaction Documents required to be executed and delivered by Seller prior to or at Closing are duly and validly executed and delivered by Seller) and the Purchase Agreement constitutes, and at the Closing such Transaction Documents constitute, the valid and binding obligations of Seller, enforceable in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy or other similar Laws affecting the rights and remedies of creditors generally as well as to general principles of public policy and/or equity (regardless of whether such enforceability is considered in an Action in equity or at law).
3.No Conflicts. Except as set forth on Schedule 4.4 to the Purchase Agreement and/or as required by the HSR Act, the execution, delivery and performance of the Purchase

Agreement and the other Transaction Documents by Seller, and the consummation of the transactions contemplated by the Purchase Agreement and any other Transaction Documents, do not (a) violate or result in a breach under any provision of the Governing Documents of Seller, (b) result in (with or without the giving of notice, or passage of time or both) the creation of any Lien (other than any Permitted Securities Liens) on the Subject Securities or any Securities of any member of the Subject Company Group, (c) violate any Order, regulation or decree applicable to Seller as a party in interest, (d) violate any Law applicable to (i) Seller or (ii) by which any of the Assets owned by the Subject Company Group are bound or affected, (e) require that any Consents be obtained, made or complied with or (f) violate or conflict with, or permit the cancellation, termination or acceleration by a Third-Party of, or constitute a default, result in the termination or acceleration of the maturity of, or result in the loss of a benefit or increase in any fee, liability or obligation under, (i) any Contract to which Seller is a party or (ii) which affects any of the Assets owned by the Subject Company Group or the Subject Securities, except in each case of the foregoing clauses (c) through (f) for any matters that would not, or would not reasonably be expected to, prevent or materially delay the consummation of the transactions contemplated by the Purchase Agreement and any other Transaction Documents to which Seller is, or will be, a party.
4.Resolutions. Attached hereto as Exhibit A is a copy of the [Bylaws] of Seller, dated [●], and a copy of the authorization of (i) the execution, delivery and performance by Seller of the Purchase Agreement and the other Transaction Documents to which it is or will be a party, and (ii) the consummation by Seller of the transactions contemplated thereby as having been duly and validly adopted and being in full force and effect as of the date hereof (the “Resolutions”). The Resolutions have not been subsequently modified, revoked, repealed, rescinded or otherwise amended, and remain in full force and effect in the form adopted and are the only resolutions adopted by or on behalf of Seller relating to the matters described therein.
5.Incumbency. The persons listed on Exhibit B hereto (a) are the duly elected or appointed, qualified, and acting officers, members, or authorized signatories (as applicable) of Seller, holding the positions set forth next to their respective names, and (b) have been authorized to execute and deliver, on behalf of Seller, the Transaction Documents and any other documents, instruments, consents, or agreements in connection therewith to which Seller is or is intended to be a party on the date hereof, and each other document to be delivered by Seller from time to time pursuant to the terms thereof.
6.Formation Documents. Attached hereto as Exhibit C is a true, correct and complete copy of the certificate of incorporation of Seller, which has not been amended since the date of the last amendment thereto shown on the certificate of good standing furnished pursuant to paragraph (7) below; and
7.Good Standings. Attached hereto as Exhibit D is a certificate of good standing of Seller obtained from the Secretary of State of the State of Delaware.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned have executed this Officer’s Certificate in multiple counterparts, to be effective as of the date first written above, each of which together shall be considered one original, and whether by original or facsimile signature shall be effective in all respects as though an original.

SELLER:
BTE USA INTERMEDIATE, INC.

By:
Name: [●]
Title: [●]

Signature Page to Officer’s Certificate

Exhibit A
Resolutions
[See attached]
Exhibit A
Resolutions

Exhibit B
Incumbency
[See attached]
Exhibit B
Incumbency

Exhibit C
Certificate of Formation
[See attached]
Exhibit C
Formation Documents

Exhibit D
Good Standings
[See attached]

EXHIBIT G
FORM OF ASSIGNMENT AND ASSUMPTION AGREEMENT
[Redacted: Contents of Exhibit]

DISCLOSURE SCHEDULES
[Redacted: Contents of Disclosure Schedules]